CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

08-29/20 03.11.2003

Securities and Exchange Commission
Office of International Fina[redacted]
Corporate Finance Division
450 Fifth Street, NW
Washington, DC 20549-104

Dear Sirs,

Pursuant to Depositary Agreement of September 4, 2001 as revised and amended on December 10, 2001, JSC CenterTelecom is duly submitting to the US Securities and Exchange Commission the following public reports and documents required in accordance with the Russian Law or stipulated otherwise, according to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (as attached):

1. Notices of the material events of the issuer's business activity (6 events).
2. Quarterly Report of Securities Issuer for the 2nd quarter of 2003

Sincerely yours,

Ruben A. Amaryan
General Director

dlw 11/10

Degtiarny per., 6/2 Moscow, GSP-3, 125993 Russia. Phone: +7(095) 209-3434. Fax: +7(095) 209-3007. E-mail: info@centerteleco

CENTER TELECOM

Company news

JSC CenterTelecom: Financial and Business Performance Indicators

The Company's major financial and business performance indicators for the 9 months of the current year are represented as follows:

- Revenue from sales of goods, products, work performed and services rendered - Fourteen billion Eight Hundred and Seventy-Three million rubles (RUR 14 873 000 000.-), which makes up 100.5% of the target figures.
- Income on sales - Four billion and Twenty-Two million rubles (RUR 4 022 000 000.-) (103% of the target figure).
- Income before taxes - 1 billion and Nine Hundred Eleven million rubles (RUR 1 911 000 000.-).
- Net income - One billion and Two Hundred Ninety-Four million rubles (RUR 1 294 000 000.-), which represents a 4.955-million rubles increase as against the target figure.
- Ordinary activities expenses - Ten billion and Eight Hundred Fifty-One million rubles (RUR 10 851 000 000.-).

Comments on the Information about the Operating Results for the 9 Months of 2003

"Analyzing the Company's operating results for the 9 months of 2003, it can be noted that the growth of the revenue from sales of goods, products, works and services accounts for 126.8%, as against the same period of the last year. The growth arose from the increase of the volume of basic services provided, development of communications media, and from the tariffs raise".

The CenterTelecom Bookkeeping Balance Sheet is shown in the corporate web-site, section "Financial Accounts".

31.10.2003

NOTICE
OF A MATERIAL FACT

INFORMATION ON OCCURENCES RESULTING IN ONE-OFF INCREASE OR DECREASE IN THE ISSUER'S ASSET VALUE BY OVER 10%

1. ***Joint-Stock Central Telecommunication Company***
2. Location of the registered office: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***
3. INN: ***5000000970***
4. Code of the issuer: ***00194-A***
5. Code of the material fact: ***0200194A29102003***
6. Website where notices of material facts are posted: www.centertelecom.ru
7. Name of a regularly issued printed publication to publish notices of material facts: ***Supplement to FCSM Herald, Rossiyskaya Gazeta***
8. Event (events) causing a one-off (non-recurring) increase in the Issuer's asset value by over 10%: ***issue and placement of JSC CenterTelecom bonds to the total value of RUR2 billion and procurement of software from Private JSC Open Technologies 98 to the total amount of RUR918,705,000; entering into a number of property insurance contracts with Public JSC Rosgosstrakh valued at RUR134,612,000***
9. Date of the event causing one-off increase in the Issuer's asset value by over 10%: ***October 29, 2003***
10. The Issuer's asset value at the end of the reporting period (quarter), preceding the reporting period when the reported event took place: ***RUR26,314,132,000.***
11. The Issuer's asset value at the end of the reporting period (quarter), when the event took place: ***RUR29,158,620,000***
12. Change of the asset value in the absolute and percentage terms:

Absolute change of the asset value: RUR2,844,488,000.
Relative change of the asset value: 10.8%.

V. Sychev
Acting General Director

R. Konstantinova
Chief Accountant
Date: October 29, 2003

NOTICE
OF A MATERIAL FACT

INFORMATION ON OCCURENCES RESULTING IN ONE-OFF INCREASE OR DECREASE IN THE ISSUER'S PROFIT OR LOSSES BY OVER 10%

1. ***Joint-Stock Central Telecommunication Company***
2. Location of the registered office: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***
3. INN: ***5000000970***
4. Code of the issuer: ***00194-A***
5. Code of the material fact: ***0300194A29102003***
6. Website where notices of material facts are posted: www.centertelecom.ru
7. Name of a regularly issued printed publication to publish notices of material facts: ***Supplement to FCSM Herald, Rossiyskaya Gazeta***
8. Event (events) causing a one-off (non-recurring) increase in the Issuer's profit by over 10%: ***general growth of revenues of the whole Company.***
9. Date of the event causing one-off increase in the Issuer's profit by over 10%: ***October 29, 2003***
10. The Issuer's profit at the end of the reporting period (quarter), preceding the reporting period when the reported event took place: ***RUR601,922,000***
11. The Issuer's profit over the reporting period (quarter), when the event took place: ***RUR722,473,000***
12. Change of the profit in the absolute and percentage terms:
Absolute change of the asset value: RUR120,551,000
Relative change of the asset value: 20%.

V. Sychev
Acting General Director

R. Konstantinova
Chief Accountant
Date: October 29, 2003

NOTICE
OF A MATERIAL FACT

INFORMATION ON THE EARNED AND (OR) PAID OUT INCOME ON THE ISSUER'S SECURITIES,

INFORMATION ON THE DATES TO MEET THE ISSUER'S OBLIGATIONS TOWARDS HOLDERS OF ITS SECURITIES

Joint-Stock Central Telecommunication Company

Location of the registered office: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

INN: ***5000000970***

Code of the issuer: ***00194-A***

Code of the material fact: ***0600194A22102003***
0900194A22102003

Website where notices of material facts are posted: www.centertelecom.ru

Name of a regularly issued printed publication to publish notices of material facts: ***Supplement to FCSM Herald, Russian dailies Daily News.Moscow region and Vedomosti***

Type, category (class), series and other identifications of the securities: ***interest bearing documentary nonconvertible bearer bonds series 02***
State registration number of the issue: ***4-02-00194A***
Date of the issue state registration: ***June 25, 2002***
Registration authority: ***Federal Commission for Securities Market (FCSM)***
The Company's governing body which passed resolution on determination of the amount payable on coupons attached to the bonds issued by Company: ***arrangements for determination of the coupon interest on the bonds are defined in accordance with the Decision on the bond issue (registration number 4-02-00194-A dated June 25, 2002) as approved by the Board of Directors of JSC CenterTelecom. The coupon interest rate for the third coupon term was set at 18 percent p.a. (RUR95.25 per bond).***
Minutes of the Board meeting at which the decision was passed: ***Minutes #16 of April 29, 2002.***
The issuer's obligations: ***to effect coupon payments on the interest bearing documentary nonconvertible bearer bonds series 02.***
Total amount of the coupon payment on CenterTelecom series 02 bonds: ***RUR54,150,000 (fifty four million one hundred and fifty thousand Russian roubles).***
Coupon income payable per each CenterTelecom series 02 bond: ***RUR90.25 (ninety roubles twenty five copecks).***
Mode of effecting payments of income on CenterTelecom series 02 bonds: ***cash.***
Date to meet obligations to pay coupon income on CenterTelecom series 02 bonds: ***October 22, 2003.***
Total amount of interest paid on CenterTelecom series 02 bonds:
RUR54,150,000 (fifty four million one hundred and fifty thousand Russian roubles).
Statement of the obligation fulfillment: ***coupon payment obligation is discharged in full.***

R. Amaryan
General Director

(Seal)
Date: October 22, 2003

Notice of a material fact (event, action)

INFORMATION ABOUT ISSUE OF SECURITIES BY THE ISSUER

Joint-Stock Central Telecommunication Company

Location of the registered office: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

INN: ***5000000970***

Code of the issuer: ***00194-A***

Code of the fact (event, action): ***0500194A14102003***

Website where notices of material facts are posted: www.centertelecom.ru

Name of a regularly issued printed publication to publish notices of material facts: ***Supplement to FCSM Herald, Russian dailies Daily News. Moscow region and Vedomosti***

Details about state registration of the report on the securities issue

Type, category (class), series and other identifications of the issued securities: ***Interest bearing documentary nonconvertible bearer bonds series 03***
State registration number of the issue: ***4-18-00194A***
Date of the issue state registration: ***August 1, 2003***
Registration authority: ***Federal Commission for Securities Market (FCSM)***
Total number of the placed securities: ***2,000,000 bonds***
Par value of each bond: ***RUR1,000***
Share of the actually placed securities: ***100%***
Total value of the securities issue (at par value): ***RUR2,000,000,000***
Placement of securities: ***through public subscription***
Actual start date of the securities placement: ***September 16, 2003***
Actual end date of the securities placement: ***September 17, 2003***
Maturity falling: ***on the 1095th (one thousand and ninety fifth) day as of the bond issue placement start day***
Simultaneously with the state registration of the decision on the issue the registration authority registered the bond issue prospectus of Joint-Stock Central Telecommunication Company bonds series 03, with the issue total volume of 2,000,000 bonds at the par value of RUR1,000 per bond and maturity falling on the 1095th (one thousand and ninety fifth) day as of the bond placement start day. The bond issue prospectus of Joint-Stock Central Telecommunication Company bonds series 03 was signed by (Public Joint-Stock Company) Federal Stock Corporation, a financial consultancy firm on securities markets.

Access to the information contained in the report on the results of the securities issue is ensured:

1) ***on the website at:*** www.centertelecom.ru
2) ***in the offices of JSC CenterTelecom at: 6 Degtiarny Pereulok, Building 2, Moscow, Russia***

Full name of the financial consultant: ***(Public Joint-Stock Company) Federal Stock Corporation***
Abbreviated name of the financial consultant: ***FSC***
Location of the financial consultant: ***25 Ostozhenka Street, Moscow, 119034, Russia***
Date of the state registration of the report on the results of the securities issue: ***October 14, 2003***
State registration authority: ***Federal Commission on Securities Market***

R. Amaryan
General Director

(Seal)
Date: October 15, 2003

CenterTelecom consolidation of additional securities issues

On September 30, 2003, the Federal Securities Commission of Russia by its order №03-2110/r resolved to consolidate Central Telecommunication Company additional securities issues with the following results:

1. The following state registration numbers assigned to issues of Central Telecommunication Company common registered uncertificated shares were cancelled:

1-04-00194-A	dated	11.10.2002,
1-05-00194-A	dated	11.10.2002,
1-06-00194-A	dated	11.10.2002,
1-07-00194-A	dated	11.10.2002,
1-08-00194-A	dated	11.10.2002,
1-09-00194-A	dated	11.10.2002,
1-10-00194-A	dated	11.10.2002,
1-11-00194-A	dated	11.10.2002,
1-12-00194-A	dated	11.10.2002,
1-13-00194-A	dated	11.10.2002,
1-14-00194-A	dated	11.10.2002,
1-15-00194-A	dated	11.10.2002,
1-16-00194-A	dated	11.10.2002,
1-17-00194-A	dated	11.10.2002,
1-18-00194-A	dated	11.10.2002,

1-19-00194-A dated 11.10.2002.

The aforementioned issues of Central Telecommunication Company common registered uncertificated shares were assigned state registration number 1-03-00194-A as of September 30, 2003.

2. The following state registration numbers assigned to issues of Central Telecommunication Company preferred registered uncertificated shares were cancelled:

2-04-00194-A	dated	11.10.2002,
2-05-00194-A	dated	11.10.2002,
2-06-00194-A	dated	11.10.2002,
2-07-00194-A	dated	11.10.2002,
2-08-00194-A	dated	11.10.2002,
2-09-00194-A	dated	11.10.2002,
2-10-00194-A	dated	11.10.2002,
2-11-00194-A	dated	11.10.2002,
2-12-00194-A	dated	11.10.2002,
2-13-00194-A	dated	11.10.2002,
2-14-00194-A	dated	11.10.2002,
2-15-00194-A	dated	11.10.2002,
2-16-00194-A	dated	11.10.2002,
2-17-00194-A	dated	11.10.2002,
2-18-00194-A	dated	11.10.2002,

2-19-00194-A dated 11.10.2002.

The aforementioned issues of Central Telecommunication Company preferred registered uncertificated shares were assigned state registration number 2-03-00194-A as of September 30, 2003.

APPROVED by
the Board of Directors of Joint-Stock Central Telecommunication Company
Minutes # 8 of August 13, 2003

signature
G.M. Finger
Deputy Chairman of the Board of Directors
of Joint-Stock Central Telecommunication Company
Executive Director of Moscow representative office
of NCH Advisors., Inc
Corporate Seal of JSC CenterTelecom

QUARTERLY REPORT

OF SECURITIES ISSUER

for the 2nd quarter of 2003

Joint-Stock Central Telecommunication Company

Issuer's code: 00194-A

Registered office: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia.
Postal address: 6 Degtiarny pereulok, building 2, Moscow, 125993, GSP-3, Russia.

Data contained in this quarterly report shall be disclosed pursuant to provisions of the laws on securities of the Russian Federation.

General Director of JSC CenterTelecom
/signature/ R.A.Amaryan

Chief Accountant of JSC CenterTelecom
/signature/ R.P. Konstantinova

Official Seal of the Company
July 29, 2003

Contact person: ***Ms. Natalia A. Sudareva***
Deputy Director of Securities and Corporate Governance Department
Head of Securities Issues
Phone: *(+7 095) 209-3849*, Fax: *(+7 095) 209-2829*
E-mail: **ocb@esmr.ru**

A. Description of the Issuer

9. Full registered name of the Issuer:
Joint-Stock Company Central Telecommunication Company

10. Abbreviated name:
ОАО «ЦентрТелеком» (in Russian)
JSC CenterTelecom

11. Changes in the name and legal status of the Issuer
Joint-Stock Company (Public) Central Telecommunication Company.
JSC CenterTelecom
Took effect on: ***June 18, 2001***

Joint-Stock Company (Public) Elektrosvyaz of the Moscow region.
JSC Elektrosvyaz of the Moscow region
Took effect on: ***July 23, 1997***

Public Joint-Stock Company Elektrosvyaz of the Moscow region.
JSC Elektrosvyaz of the Moscow region
Took effect on: ***June 9, 1994***

Current name took effect on: ***June 18, 2001***

12. State registration of the Issuer and licenses granted to it.
Date of state registration of the Issuer: ***July 23, 1997***
Number of the state registration certificate (any other document of the state registration of the Issuer): ***50:10:00124***
Authority performing state registration: ***Registration Chamber of the Moscow region.***

Licenses:
Number: ***24064***
Date of issue: ***October 24, 2002***
Date of expiry: ***October 24, 2012***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of local and intra tariff band telephone services***

Number: ***23250***
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of domestic long-distance and international telephone services***

Number: ***23247***
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of leased circuits***

Number: ***23248***
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of data transmission services***

Number: *23249*
Date of issue: *November 14, 2002*
Date of expiry: *November 14, 2007*
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of telematic services***

Number: *24065*
Date of issue: *November 14, 2002*
Date of expiry: *November 14, 2007*
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of telegraph services***

Number: *24339*
Date of issue: *November 28, 2002*
Date of expiry: *November 28, 2007*
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of wireline sound program broadcast services***

Number: *24066*
Date of issue: *November 14, 2002*
Date of expiry: *November 14, 2005*
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of cellular wireless radio-telephone communications services in 450 MHz band***

Number: *24067*
Date of issue: *November 14, 2002*
Date of expiry: *November 14, 2005*
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of cellular wireless radio-telephone communications services in 450 MHz band***

Number: *24069*
Date of issue: *November 14, 2002*
Date of expiry: *March 1, 2006*
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of cellular wireless radio-telephone communications services in 900 MHz band***

Number: *24070*
Date of issue: *November 28, 2002*
Date of expiry: *October 1, 2006*
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of cellular wireless radio-telephone communications services in 800 MHz band***

Number: *24068*
Date of issue: *November 14, 2002*
Date of expiry: *November 14, 2005*
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of cellular wireless radio-telephone communications services in 450 MHz band***

Number: *23251*

Date of issue: *November 14, 2002*
Date of expiry: *November 14, 2005*
Issuing authority: *Ministry for Communications and Information of the Russian Federation*
Activities covered by the license: *Provision of personal radio paging services*

Number: *23252*
Date of issue: *November 14, 2002*
Date of expiry: *November 14, 2005*
Issuing authority: *Ministry for Communications and Information of the Russian Federation*
Activities covered by the license: *Provision of personal radio paging services*

Number: *20413*
Date of issue: *December 10, 2001*
Date of expiration: *December 10, 2006*
Issuing authority: *Ministry for Communications and Information of the Russian Federation*
Activities covered by the license: *Provision of TV air broadcast services*

Number: *15423*
Date of issue: *June 9, 2000*
Date of expiration: *June 9, 2005*
Issuing authority: *Ministry for Communications and Information of the Russian Federation*
Activities covered by the license: *Provision of services for on-air transmission of sound programs*

Number: *10783*
Date of issue: *September 10, 1998*
Date of expiration: *September 10, 2003*
Issuing authority: *State Committee of the Russian Federation for Communication and Information*
Activities covered by the license: *Provision of TV program distribution over a cable TV network*

Number: *24325*
Date of issue: *November 14, 2002*
Date of expiry: *November 14, 2007*
Issuing authority: *Ministry for Communications and Information of the Russian Federation*
Activities covered by the license: *Provision of mobile wireless telephone services*

Number: *24326*
Date of issue: *November 14, 2002*
Date of expiry: *November 14, 2007*
Issuing authority: *Ministry for Communications and Information of the Russian Federation*
Activities covered by the license: *Provision of mobile wireless telephone services*

Number: *24327*
Date of issue: *November 14, 2002*
Date of expiry: *November 14, 2007*
Issuing authority: *Ministry for Communications and Information of the Russian Federation*
Activities covered by the license: *Provision of mobile wireless telephone services*

Number: *24328*
Date of issue: *November 14, 2002*
Date of expiry: *November 14, 2007*
Issuing authority: *Ministry for Communications and Information of the Russian Federation*
Activities covered by the license: *Provision of mobile wireless telephone services*

Number: *24329*
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: *24330*
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: *24331*
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: *24332*
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: *24333*
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: *24334*
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: *24335*
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: *24336*
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: *24337*
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: *24338*
Date of issue: *November 14, 2002*
Date of expiry: *November 14, 2007*
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: *23533*
Date of issue: ***August 29, 2002***
Date of expiry: ***August 29, 2007***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of TV and sound program broadcasting services over a cable TV network***

Number: *12225*
Date of issue: *May 31, 1999*
Date of expiry: *May 31, 2004*
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of TV and sound program broadcasting services over a cable TV network***

Number: *23543*
Date of issue: ***August 29, 2002***
Date of expiry: ***August 29, 2007***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of sound program air broadcasting services***

Number: *23262*
Date of issue: ***August 1, 2002***
Date of expiry: ***August 1, 2007***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of sound program air broadcasting services***

Number: *21497*
Date of issue: *March 14, 2002*
Date of expiry: ***March 14, 2007***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of sound program air broadcasting services***

Number: ***12015***
Date of issue: ***April 8, 1999***
Date of expiry: ***April 30, 2004***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of TV program broadcasting services over a cable TV network***

Number: ***10688***
Date of issue: ***August 20, 1998***
Date of expiry: ***August 20, 2003***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of TV program broadcasting services over a cable TV network***

Number: ***18299***
Date of issue: ***May 18, 2001***
Date of expiry: ***May 18, 2006***

Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of sound program air broadcasting services***

Number: *14429*
Date of issue: ***April 9, 2000***
Date of expiry: ***April 9, 2005***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of TV program air broadcasting services***

Number: *17394*
Date of issue: ***February 15, 2001***
Date of expiry: ***February 15, 2006***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of sound program air broadcasting services***

Number: *16541*
Date of issue: ***October 17, 2000***
Date of expiry: ***October 17, 2005***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of sound program air broadcasting services***

Number: *23557*
Date of issue: ***August 29, 2002***
Date of expiry: ***August 29, 2007***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of sound program air broadcasting services***

Number: *14884*
Date of issue: ***April 7, 2000***
Date of expiry: ***April 7, 2005***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of sound program air broadcasting services***

Number: *11786*
Date of issue: ***March 19, 1999***
Date of expiry: ***March 19, 2004***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of TV program broadcasting services over a cable TV network***

Number: *23924*
Date of issue: ***October 4, 2002***
Date of expiry: ***October 4, 2007***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of TV program air broadcasting services***

Number: *25058*
Date of issue: ***February 7, 2003***
Date of expiry: ***February 7, 2008***
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of wireline sound program broadcasting services***

Number: *13402*
Date of issue: ***November 30, 1999***

Date of expiry: *November 30, 2004*
Issuing authority: ***Ministry for Communications and Information of the Russian Federation***
Activities covered by the license: ***Provision of TV program air broadcasting services***

Number: *26670*
Date of issue: ***June 5, 2003***
Date of expiry: ***February 5, 2008***
Issuing authority: ***Ministry of the Russian Federation for Communications and Information***
Activities covered by the license: ***Provision of on-air sound program broadcasting services***

Number: *24695*
Date of issue: ***December 30, 2002***
Date of expiry: ***December 30, 2007***
Issuing authority: ***Ministry of the Russian Federation for Communications and Information.***
Activities covered by the license: ***Provision of radio telephone communications***

Number: *7192*
Date of issue: ***April 18, 2003***
Date of expiry: ***July 16, 2007***
Issuing authority: ***Ministry of the Russian Federation for Publishing, TV and radio broadcasting, and mass media***
Activities covered by the license: ***Radio broadcasting***

Number: *7246*
Date of issue: ***May 5, 2003***
Date of expiry: ***October 24, 2007***
Issuing authority: ***Ministry of the Russian Federation for Publishing, TV and radio broadcasting, and mass media***
Activities covered by the license: ***Radio broadcasting***

Number: *7195*
Date of issue: ***April 18, 2003***
Date of expiry: ***May 7, 2006***
Issuing authority: ***Ministry of the Russian Federation for Publishing, TV and radio broadcasting, and mass media***
Activities covered by the license: ***Cable TV broadcasting***

Number: *7220*
Date of issue: ***April 24, 2003***
Date of expiry: ***February 14, 2006***
Issuing authority: ***Ministry of the Russian Federation for Publishing, TV and radio broadcasting, and mass media***
Activities covered by the license: ***Radio broadcasting***

Number: *7339*
Date of issue: ***May 28, 2003***
Date of expiry: ***November 11, 2004***
Issuing authority: ***Ministry of the Russian Federation for Publishing, TV and radio broadcasting, and mass media***
Activities covered by the license: ***Radio broadcasting***

Number: *7265*
Date of issue: ***May 12, 2003***
Date of expiry: ***June 1, 2005***

Issuing authority: ***Ministry of the Russian Federation for Publishing, TV and radio broadcasting, and mass media***
Activities covered by the license: ***Radio broadcasting***

13. Tax payer identification number (INN):
5000000970

14. Issuer's sector of industry:
OKONKh Codes:
52300, 72200,61124,19800,84500,61110,51500,14933,71200,92200,90220

15. Registered office, postal address and contact telephone numbers of the Issuer:
Registered office: ***23 Proletarskaya Street, Khimki, Moscow region, 141400,Russia***
Postal address: ***6 Degtiarny pereulok, building 2, GSP-3, Moscow, 125993, Russia***
Phone: ***(+7 095) 209-3434***, Fax: ***(+7 095) 209-3007***
E-mail: ***info@esmr.ru***

16. Issuer's Auditor

16.1. Audit of accounts for 2000:
Name: ***Rosexpertiza LLC***
Location: ***11 Mashi Poryvaevoy Street, Moscow, 107078, Russia***
INN: *7708000473*
Postal address: ***7 Tikhvinski Pereulok, building 3, Moscow, 127055, Russia***
Telephone: ***(+ 7 095) 721-38-83*** Fax: ***(+7 095) 721-38-84***
e-mail address: ***rosexp@online.ru***

Auditor's license details:
License #: ***004701***
Date of issue: ***February 12, 1996***
Date of expiry: ***February 11, 2001***
License issuing authority: ***TsALAC with the Ministry of Finance of the Russain Federation***

License #: ***007310***
Date of issue: ***December 26, 2000***
Date of expiry: ***December 25, 2003***
License issuing authority: ***Ministry of Finance of the Russain Federation***

16.2. Audit of accounts in 2001-2002:
Name: ***ZAO Ernst&Young Vneshaudit***
Registered office: ***20/12 Podsosenski Per., building 1-1A, Moscow, 103062, Russia***
Taxpayer Identification Number: *7717025097*
Postal address: ***20/12 Podsosenski Per., building 1-1A, Moscow, 103062, Russia***
Phone: *(+7 095) 705 9292*, Fax: *(+7 095) 705 9293*
E-mail: *vadim.balashov@ru.eyi.com*

Auditor's license:
Number: ***003246***
Date of issue: ***January 17, 2003***
Date of expiry: ***January 17, 2008***
Issuing authority: ***Ministry of Finance of the Russian Federation***

17. Organizations keeping records of rights for the Issuer's securities
Registrar:
Name: ***Closed (Private) Joint-Stock Company Registrator-Svyaz***

Registered office: *27 Presnenski Val, Moscow, 123557, Russia*
Postal address: *15A Kalanchevskaya Street, subscriber box 45, Moscow, 107078, Russia*
Tel. *(+7 095) 933-42-21*, Fax *(+7 095) 933-42-21*
E-mail: *regsw@asvt.ru*

License:
Number: ***10-000-1-00258***
Date of issue: ***October 1, 2002***
Date of expiry: ***unspecified***
Issuing authority: ***Federal Commission for Securities Market***

The Register of the Issuer's registered securities has been maintained by the said Registrar since: *May 3, 2000*

Depositary keeping the Issuer's securities in centralized custody:
Name: *Not-for-profit partnership National Depositary Center*
Location: *11 Bolshoi Kislovskiy Pereulok, Moscow, Russia*
Postal address: *1/13, Sredniy Kislovskiy Pereulok, Moscow, 103009, Russia*
Tel. *(+7 095) 956-27-89, 956-27-90*, Fax *(+7 095) 956-09-38*
E-mail: ***no***

License:
Number: *177-03431-000100*
Date of issue: ***December 4, 2000***
Date of expiry: ***unspecified***
Issuing authority: ***Federal Commission for Securities Market***

Date of operation start: *November 12, 2001*

17.1 Name of lending organizations with which the issuer has open current and other accounts

Bank: *Private Joint-Stock Company Commercial Bank fro Development of Entrepreneurial Activity GUTA-BANK*
Abbreviated name: *ZAO CB GUTA-BANK*
INN: *7710353606*
Location: ***14/7 Bolshaya Sukharevskaya Square, building 2, Moscow, 107045, Russia***
Postal address: ***14/7 Bolshaya Sukharevskaya Square, building 2, Moscow, 107045, Russia***

Bank: *MidRussia Bank of the Joint-Stock Commercial Saving Bank of the Russian Federation*
Abbreviated name: *Midrussia bank of SB of RF*
INN: *7707083893*
Location: ***19 Vavilova Street, Moscow, 117997, Russia***
Postal address: ***8 Bolshaya Andronikovskaya Street, Moscow, Russia***

Bank: *Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)*
Abbreviated name: *ACB Promsvyazbank (ZAO)*
INN: *7744000912*
Location: ***10 Smirnovskaya Street, Building 2, 3, 22, Moscow, 109052, Russia***
Postal address: ***10 Smirnovskaya Street, Building 2, 3, 22, Moscow, 109052, Russia***

Bank: *Joint-Stock Commercial Bank LINK-bank (Joint-Stock Company)*
Abbreviated name: *OAO ACB LINK-bank*
INN: *7713097982*

Location: *7/2 Dmitrovskoe Shosse, Moscow, 127434, Russia*
Postal address: *7/2 Dmitrovskoe Shosse, Moscow, 127434, Russia*

Bank: *COMMERCIAL BANK OGNI MOSKVY, Limited Liability Company*
Abbreviated name: *CB OGNI MOSKVY LLC*
INN: *7713097982*
Location: *27 Novaya Basmannaya Street, Moscow, 107066, Russia*
Postal address: *24 Myasnitskaya Street, Moscow, 101000, Russia*

Bank: *(Public) Joint-Stock Company Vneshtorgbank*
Abbreviated name: *OAO VTB*
INN: *7702070139*
Location: *16 Kuznetski Most Street, Moscow, 103031, Russia*
Postal address: *5 Marxistskaya Street, Moscow, 103031, Russia*

18. Issuer's Depositary
No depositary

19. Issuer's shareholders
Total number of shareholders (participants): *30,977*

Shareholders (participants) holding at least 5 percent of the Charter (legal) capital of the Issuer:

19.1. Name: *JSC Investitsionnaya Kompania Svyazi*
Registered office: *55 Plushchikha Street, building 2, Moscow, 119121, Russia*
Postal address: *55 Plushchikha Street, building 2, Moscow, 119121, Russia*
Share in the Issuer's legal capital: *38%*
Shareholders (participants) holding at least 25 percent of the Charter (legal) capital of the Issuer's shareholder (participant):

> 19.1.1. Name: *Ministry of Property Relations of the Russian Federation*
> Registered office: *9 Nikolski per., Moscow, Russia*
> Postal address: *9 Nikolski per., Moscow, Russia*
> Share in the legal capital of the Issuer's shareholder (participant): *50% + 1 share*
>
> 19.1.2. Name: *MUSTCOM LIMITED*
> Registered office: *Julia House, 3 Themistokles Dervis Street CY-1066 Nicosia, Cyprus*
> Postal address: *9 Dmitrovski per., Moscow, 103031, Russia*
> Share in the legal capital of the Issuer's shareholder (participant): *25% + 1 share*

19.2 Name: *ING Bank (EURASIA) ZAO (Private Joint-Stock Company)*
Registered office: *31 Krasnaya Presnia Street, Moscow, 123022, Russia*
Postal address: *31 Krasnaya Presnia Street, Moscow, 123022, Russia*
Share in the Issuer's legal capital: *11.9035 % (nominal holder)*

Shareholders (participants) holding at least 25 percent in the legal capital of the Issuer's shareholder (participant):
no such shareholders

19.3 Name: *JSC (Private) Depozitarno Kliringovaya Kompanya (Depositary Clearing Company)*
Registered office: *13 1st Tverskaya-Yamskaya Street, Moscow, 125047, Russia*
Postal address: *14/2-4 Staraya Basmannaya Street, Moscow, 103062, Russia*

Share in the Issuer's legal capital: ***11.0239 %***
Shareholders (participants) holding at least 25 percent in the legal capital of the Issuer's shareholder (participant):
no such shareholders

19.4. Name: ***Russian Federal Property Fund***
Registered office: ***9 Leninski Prospect, Moscow, 117049, Russia***
Postal address: ***9 Leninski prospect, Moscow, 117049, Russia***
Share in the Issuer's legal capital: *7.1937 %*
Shareholders (members) holding at least 25 percent in the Charter (legal) capital of the Issuer's shareholder (member):
no such shareholders

19.5 Name: ***JSC (Private) ABN AMRO Bank A.O.***
Registered office: ***17 Bolshaya Nikitskaya Street, building 1, Moscow, 103009, Russia***
Postal address: ***17 Bolshaya Nikitskaya Street, building 1, Moscow, 103009, Russia***
Share in the Issuer's legal capital: ***5.5204 % (nominal holder)***
Shareholders (participants) holding at least 25 percent in the legal capital of the Issuer's shareholder (participant):
no such shareholders

20. Structure of the Issuer's governing bodies.
Meeting of Shareholders, Board of Directors, the General Director, the Management Board
Powers of the General Meeting of Shareholders (Participants) of the Issuer in accordance with its Charter (founding documents) are as follows:
Clause 13 (of CenterTelecom Charter) General Meeting of Shareholders
13.1 The General Meeting of Shareholders is the Company's highest management body.
13.2 The following matters lie within the authority of the General Meeting of Shareholders and may not be referred for resolution to the Company's Board of Directors, General Director or Management Board:

1) introduction of amendments and addenda (to the Charter) or approval of a new version of the Company Charter (subject as provided in the Federal Law 'On Joint Stock Companies'), resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
2) reorganization of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
3) liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
4) election of members of the Board of Directors, to be conducted by cumulative voting;
5) early termination of the authority of members of the Board of Directors, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
6) determination of the quantity, nominal value and category (type) of declared shares of the Company and rights to be conferred by such shares, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
7) increase of the Company's charter capital by increasing the nominal value of shares, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

8) *increase of the Company's charter capital by placement of additional shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;*

9) *increase of the Company's charter capital through placement of additional shares by closed subscription, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;*

10) *reduction of the Company's charter capital by reducing the nominal value of shares, through acquisition by the Company of a part of shares in order to reduce their total number and also through redemption of shares acquired or repurchased by the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company and taking part in the meeting;*

11) *election of members of the Company's internal audit commission and early termination of their authority, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*

12) *approval of the Company's auditor, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*

13) *approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*

14) *determination of the procedure for conducting the Company's General Meeting of Shareholders, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*

15) *split-up and consolidation of shares, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*

16) *adoption of resolutions approving interested party transactions, resolutions on which must be adopted in circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';*

17) *adoption of resolutions approving major transactions connected with the Company's direct or indirect acquisition, disposal or possible disposal of assets worth more than 50 percent of the balance-sheet value of the Company's assets determined according to the accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;*

18) *adoption of a resolution to participate in holding companies, financial-industrial groups, associations and other unions of commercial organizations, to be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*

19) *approval of internal documents regulating the activity of the Company's bodies, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*

20) *placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (other mass-issued securities) are placed through closed subscription or through open subscription where, in the process of open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of previously placed common shares, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;*

21) *adoption of resolutions on the compensation by the Company of expenses incurred in connection with the preparation for and conduction of an extraordinary General Meeting of Shareholders of the Company where the Board of Directors has, in violation of requirements of effective legislation of the Russian Federation, failed to adopt a resolution to convene an extraordinary General Meeting and the meeting has been convened by other persons. Such resolutions must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*

22) *releasing a person that has, alone or jointly with its affiliates, acquired 30 or more percent of placed common shares of the Company from the obligation to acquire shares from other shareholders of the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting, without regard to the votes conferred by shares belonging to such person party and its affiliates;*

23) *adoption of a resolution to transfer the authority of the Company's General Director to a management company or manager, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*

24) *adoption of resolutions on other matters as provided in the Federal Law 'On Joint Stock Companies' and herein.*

13.3 *The General Meeting of Shareholders has the right to adopt resolutions on matters specified in sub-clauses 2, 7, 8, 9, 15 – 19 and 23 of Clause 13.2 herein only upon a proposal from the Board of Directors. Other persons entitled under effective legislation of the Russian Federation to propose items for the agenda of an annual or extraordinary General Meeting of Shareholders may not demand that the Board of Directors put such items on the agenda of a meeting.*

The General Meeting of Shareholders may not consider or adopt resolutions on matters not included in its authority pursuant to the Federal Law 'On Joint Stock Companies'

The General Meeting may not adopt resolutions on matters not included in the agenda, nor may it amend the agenda.

13.4 *A resolution of the General Meeting of Shareholders amending or restricting the rights of shareholders holding a particular type of preferred share of the Company will be deemed adopted, if at least three quarters of votes of shareholders holding common shares of the Company participating in the meeting and three quarters of votes of all shareholders holding preferred shares of the Company of such type are cast for it.*

13.5 *The Company must each year hold an annual General Meeting of Shareholders. The annual General Meeting of Shareholders shall be held not earlier than four months and no later than six months after the end of the financial year. At the annual General Meeting of Shareholders [the following] matters must be resolved: election of the Company's Board of Directors;*

election of the Company's internal audit commission;
approval of the Company's auditor;
approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year;
other matters within the authority of the General Meeting of Shareholders.

13.6 *Shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company may put items on the agenda of the annual General Meeting of Shareholders and nominate candidates for the Company's Board of Directors and the Company's internal audit commission the number of which may not exceed the number of members of the relevant body provided herein. Such proposals must be submitted to the Company not later than 60 days after the end of the financial year.*

13.7 *General Meetings of Shareholders other than the annual General Meeting of Shareholders are extraordinary.*
An extraordinary General Meeting of Shareholders shall be held pursuant to a resolution of the Board of Directors, adopted at its own initiative or pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company on the date that such request is presented. An extraordinary General Meeting of Shareholders held pursuant to a request of the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company shall be convened by the Company's Board of Directors.

13.8 *An extraordinary General Meeting of Shareholders convened pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 40 days from the moment the requested for an extraordinary General Meeting of Shareholders is presented.*

13.9 *An extraordinary General Meeting of Shareholders convened pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 70 days from the moment the request for an extraordinary General Meeting of Shareholders is presented, if the agenda of such meeting includes election of the Company's Board of Directors.*
In the event that the number of members of the Company's Board of Directors falls below the quorum for conducting sessions of the Company's Board of Directors, an extraordinary General Meeting of Shareholders convened pursuant to a resolution of the Company's Board of Directors adopted at its own initiative to elect the Company's Board of Directors must be held within 70 days from the moment the Company's Board of Directors adopts the resolution to hold the meeting.

13.10 *In preparing for an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors, shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company may nominate candidates for the Company's Board of Directors the number of which must not exceed the number of members of the Board of Directors provided herein. Such proposals must be submitted to the Company no later than 30 days before the date of the extraordinary General Meeting of Shareholders.*

13.11 *The list of persons entitled to participate in the General Meeting of Shareholders shall be compiled on the basis of information from the Company's register of shareholders.*
The date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders shall be no earlier than the date on which the resolution to hold the General Meeting of Shareholders is adopted and no more than 50 and no less than 45 days before the date on which it will be held. The date of

compilation of the list of persons entitled to participate in an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors shall be no earlier than the date on which the resolution to hold the extraordinary General Meeting of Shareholders is adopted, no more than 65 days before the date on which the General Meeting of Shareholders is held and no later than the date of the notice of the extraordinary General Meeting of Shareholders.

13.12 *Notice of a General Meeting of Shareholders must be given no later than 20 days before the date on which it is held and notice of a General Meeting of Shareholders the agenda of which includes reorganization of the Company – no later than 30 days before the date it is held.*
In the event that the proposed agenda for an extraordinary General Meeting of Shareholders includes election of the Company's Board of Directors, the notice of the extraordinary General Meeting of Shareholders must be given no later than 50 days before the date on which it is held.
Within such deadlines the notice of a General Meeting of Shareholders must be given to each party included in the list of persons entitled to participate in the General Meeting of Shareholders by registered post or delivered to each of the persons against signature or be published in Rossiiskaya Gazeta.

13.13 *Persons entitled to participate in the General Meeting of Shareholders shall be provided with the following information (materials) through the procedure and at the address (addresses) specified in the notice of the General Meeting of Shareholders:*
annual accounts, including auditor's statement;
statement of the Company's internal audit commission on the results of the audit of the annual accounts;
information on candidates nominated to the Company's Board of Directors and the Company's internal audit commission;
draft amendments and addenda to the Company Charter or the draft of a new version of the Charter;
drafts of internal regulations of the Company;
drafts of other documents adoption of which is stipulated in draft resolutions of the General Meeting of Shareholders;
draft resolutions of the General Meeting of Shareholders;
other information (materials) that must be presented in accordance with effective legislation;
other information (materials) presented in order to adopt resolutions on items of the agenda of the General Meeting of Shareholders that the Board of Directors has included in the list of information (materials) to be presented to shareholders in preparation for the General Meeting of Shareholders.

13.14 *The General Meeting of Shareholders will be competent (quorate), if shareholders holding a total of more than half the votes conferred by placed voting shares of the Company participate in it.*
Shareholders registered for participation in the General Meeting of Shareholders and shareholders whose ballots have been received no later than 2 days before the date of the General Meeting of Shareholders will be deemed to have participated in the General Meeting of Shareholders. Shareholders whose ballots have been received prior to the date of acceptance of ballots will be deemed to have participated in the General Meeting of Shareholders held through in absentia voting.

13.15 *If the agenda of a General Meeting of Shareholders includes matters upon which different groups of voters are to vote, the quorum for adoption of resolutions on each of such matters will be determined separately. If there is no quorum for adopting a resolution on matters to be voted upon by one group of voters, this will*

not impede adoption of a resolution on matters to be voted upon by another group of voters for which there is a quorum.

13.16 If there is no quorum for the conduction of an annual General Meeting of Shareholders a repeat annual General Meeting of Shareholders must be held with the same agenda. If there is no quorum for the conduction of an extraordinary General Meeting of Shareholders a repeat extraordinary General Meeting of Shareholders may be held with the same agenda.

A repeat General Meeting of Shareholders will be competent (quorate), if shareholders holding a total of at least 30 percent of votes conferred by placed voting shares of the Company participated in it.

Notice of a repeat General Meeting of Shareholders shall be given and ballots delivered no later than 20 days before the date of the repeat General Meeting of Shareholders.

Notice of a repeat General Meeting of Shareholders the agenda of which includes reorganization of the Company shall be given no later than 30 days before the date of the repeat General Meeting of Shareholders.

In the event that a repeat General Meeting of Shareholders is held less than 40 days after date of the non-quorate General Meeting of Shareholders, the persons entitled to participate in the General Meeting of Shareholders shall be determined according to the list of persons entitled to participate in the non-quorate General Meeting of Shareholders.

13.17 Unless otherwise resolved by the Company's Board of Directors, the General Meeting of Shareholders shall be chaired by the person performing the functions of Company's General Director.

13.18 Other matters connected with preparation for and conduction of the annual or extraordinary General Meetings of Shareholders, including the procedure for conducting the General Meeting of Shareholders, shall be determined by the Regulations on the General Meeting of Shareholders of the Company, to be approved by the General Meeting of Shareholders.

Powers of the Issuer's Board of Directors (Supervisory Board) as provided for by the Issuer's Charter (founding documents) are as follows:

Clause 14 (of JSC CenterTelecom Charter) THE BOARD OF DIRECTORS OF THE COMPANY

14.1 The Board of Directors is the Company's collective management body and carries out general management of the Company's activities.

14.2 The 11 members of the Company's Board of Directors are elected each year by the annual General Meeting of Shareholders, by cumulative voting.

14.3 The General Meeting of Shareholders has the right to adopt a resolution to early terminate the authority of members of the Board of Directors. Such a resolution may be adopted only in respect of all members of the Board of Directors simultaneously.

In the event of early termination of the authority of the Board of Directors the authority of the new Board of Directors will remain in effect until the nearest annual General Meeting of Shareholders.

14.4 The following matters will be referred to the authority of the Company's Board of Directors:

1) determination of priority directions of the activity of the Company, including approval of the annual budget, mid- and long-term budgets, development strategies and programs; amendment to such documents and consideration of the results of their implementation;

2) prior approval of operations outside the limits of the annual budget of the Company;

3) convocation of annual and extraordinary General Meetings of Shareholders, subject to circumstances provided in Article 55.8 of the Federal Law 'On Joint Stock Companies';

4) *approval of the agenda for the General Meeting of Shareholders;*
5) *determination of the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders and other matters within the competence of the Company's Board of Directors under Chapter VII of the Federal Law 'On Joint Stock Companies' and connected with preparation for and conduction of the General Meeting of Shareholders;*
6) *preliminary approval of the Company's annual report;*
7) *an increase of the Company's charter capital by placement by the Company of additional shares within the limits of the number of declared shares determined herein, subject to circumstances provided in sub-clauses 8 and 9 of Clause 13.2 herein;*
8) *placement by the Company of bonds and other mass-issued securities in the event such bonds and other mass-issued securities are not convertible into shares of the Company under the terms of the their placement;*
9) *placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (mass-issued securities) are placed through open subscription and such convertible bonds (mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the previously placed common shares;*
10) *determination of the price (market value) of assets, placement and repurchase price of mass-issued securities under circumstances provided by the Federal Law 'On Joint Stock Companies';*
11) *approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, quarterly reports of issuer of mass-issued securities and reports on the results of acquisition by the Company of shares for the purposes of redemption;*
12) *acquisition of shares, bonds and other mass-issued securities placed by the Company;*
13) *approval of the Company's registrar and the terms of the agreement with it and adoption of a resolution to terminate such agreement;*
14) *recommendations on the amount of dividend payable on shares and the form and time of its payment and approval of internal documents on payment of dividends on shares of the Company;*
15) *use of the reserve fund and other of funds of the Company;*
16) *supervising implementation of internal supervision procedures;*
17) *recommendations on the amount of fees and compensation payable to members of the Company's internal audit commission and approval of the terms of the agreement with the auditor, including determination of fees payable for its services;*
18) *approval of Regulations on the structural subdivision of the Company implementing internal supervisory functions, agreeing of candidates for the position of manager of such subdivision and also consideration of other matters within the authority of the Board of Directors pursuant to Regulations on the subdivision;*
19) *approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth from 0.4 to 25 percent of the balance-sheet value of the Company's assets, determined according to the accounts as of the last reporting date;*
20) *approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth 25-50 percent of the balance-sheet value of the Company's assets determined according to accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement through subscription of common shares of the Company and*

transactions connected with the placement of mass-issued securities convertible into common shares of the Company;

21) *approval of interested party transactions, under circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';*

22) *agreeing the organizational structure of the Company, including the principal functions of its structural subdivisions;*

23) *establishment of branch offices and opening of representative offices, liquidation thereof and approval of the Regulations on branch and representative offices;*

24) *preliminary approval of candidates for the position of heads of branch and representative offices and relieving them of duty;*

25) *approval of annual budgets and development strategies and programs for branch offices; introduction of amendment to such documents and consideration of the results of their implementation;*

26) *appointment of the Company's General Director, determination of the term of his authority and early termination of his authority;*

27) *election (re-election) of the Chairman of the Company's Board of Directors and his deputy;*

28) *formation of the Management Board, determination of the term of its authority and early termination of the authority of members of the Management Board;*

29) *permitting the person performing the functions of Company's General Director and members of the Company's Management Board to combine [these functions] with positions in the management bodies of other organizations;*

30) *permitting the person performing the functions of Company's General Director to work pluralistically in a paid position in other organizations;*

31) *establishment of permanent or temporary (to address specific matters) committees of the Board of Directors and approval of the Regulations on the committees;*

32) *appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Office of the Company Corporate Secretary;*

33) *approval of the terms of the agreements (supplementary agreements) with the Company's General Director, members of the Management Board, the heads of branch and representative offices, the head of the Company's structural subdivision performing internal supervisory functions and the Company Corporate Secretary and consideration of matters within the authority of the Board of Directors pursuant to such agreements;*

34) *adoption of resolutions to participate (act as participant, terminate participation, alter share of participation) in other organizations through the purchase or sale of shares or participatory interests in other organizations and also through additional investment in the charter capitals of such organizations;*

35) *adoption of resolutions to participate in non-commercial organizations, subject as provided in sub-clause 18 of Clause 13.2 herein, through acting as a participant, terminating participation and making additional investments (contributions) connected with the Company's participation in non-commercial organizations;*

36) *adoption of resolutions on matters on the agenda of general meetings of subsidiary companies (senior management bodies of other organizations) in which the Company is the sole participant;*

37) *determination of the procedure for cooperation between the Company and organizations in which the Company is a participant;*

38) *approval of the internal document on disclosure of information about the Company;*

39) approval of the Company's internal documents regulating matters within the authority of the Company's Board of Directors, other than those provided in Clause 14.4 herein, subject to internal documents the approval of which lies within the authority of the Company's General Meeting of Shareholders and executive bodies pursuant to the Company's Charter;

40) other matters as provided by the Federal Law 'On Joint Stock Companies' and herein.

14.5 Matters within the authority of the Company's Board of Directors may not be referred for resolution to the Company's Management Board or General Director.

14.6 Resolutions on matters specified in sub-clauses 7 and 20 of Clause 14.4 herein shall be adopted unanimously by all members of the Company's Board of Directors without regard the votes of former members of the Company's Board of Directors. In the event that unanimity of the Company's Board of Directors on matters specified in sub-clauses 7 and 20 of Clause 14.4 herein is not reached, such matters may be referred for resolution to the General Meeting of Shareholders pursuant to a resolution of the Company's Board of Directors. In such an event resolutions on such matters shall be adopted by a majority of shareholders holding voting shares of the Company participating in the meeting.

14.7 Matters, other than those listed in Clause 14.6 herein, within the authority of the Board of Directors pursuant the Federal Law 'On Joint Stock Companies' and this Charter shall be adopted by a majority of votes of members of the Board of Directors participating in the session.

14.8 The procedure for convening and holding sessions of the Board of Directors and the amount and procedure of payment of fees and compensation to members of the Board of Directors shall be determined by the Regulation On the Board of Directors, to be approved by the General Meeting of Shareholders.

14.9 Sessions of the Company's Board of Directors shall be convened by the Chairman of the Board of Directors at his own initiative or pursuant to a request of a member of the Board of Directors, the Company's internal audit commission, the Company's auditor, the Company's General Director, the Company's Management Board or shareholders (a shareholder) holding a total of at least 5 percent of voting shares of the Company.

14.10 The quorum for sessions of the Company's Board of Directors shall be more than half of the members elected to the Board of Directors.

14.11 Sessions of the Board of Directors may be held through joint attendance (including by conference call) or in absentia voting.

14.12 In determining whether there is a quorum and the results of voting at a session of the Board of Directors held through joint attendance the written opinion of a member of the Company's Board of Directors absent at the session shall be taken into account.

14.13 In adopting resolutions at a session of the Board of Directors each member of the Board of Directors shall have one vote. In adopting a resolution of the Board of directors the Chairman of the Board of Directors shall have a deciding vote in the event of a tied vote of members of the Board of Directors.

14.14 The Chairman of the Company's Board of Directors shall organize the work of the Board of Directors, convene and chair its sessions, organize the keeping of minutes at sessions and ensure that effective functioning of the committees of the Board of Directors.

14.15 The Board of Directors may appoint a deputy Chairman of the Board of Directors. In the absence of the Chairman of the Company's Board of Directors his functions (including the right to sign documents) shall be performed by his deputy and, in the absence of the latter is - by one of the members of the Board of Directors pursuant to a resolution of the Company's Board of Directors, adopted by a majority of votes of members participating in the session.

Powers of the sole person and collective executive bodies of the issuer as provided for by its Charter (founding documents):

Clause 15 (Charter of JSC CenterTelecom) THE COMPANY'S MANAGEMENT BOARD

15.1 The Management Board is the collective executive body organizing the implementation of resolutions of the Company's General Meeting of Shareholders and Board of Directors.

15.2 The number of members and members of the Management Board shall be determined by a resolution of the Company's Board of Directors upon proposal from the General Director and members of the Company's Board of Directors.

15.3 The Management Board shall be constituted for a term to be determined by the Company's Board of Directors when appointing its members.

Pursuant to a resolution of the Company's Board of Directors the authority of any member (all members) of the Company's Management Board may be terminated early.

In the event that the authority of individual members of the Management Board are terminated early the authority of newly appointed members of the Management Board will remain effective within the term for which the Company's Management Board was constituted.

15.4 The following matters relating to management of the Company's day-to-day activities will be referred to the authority of the Company's Management Board:

1) *developing proposals relating to the principal directions of activity of the Company, including drafts of the annual budget, mid-term and long-term budgets, development strategies and programs for the Company and proposals relating to amendments to such documents;*
2) *approving internal supervisory procedures;*
3) *determining the Company's staff and social policy;*
4) *approving the internal document regulating the general provisions for working incentives and considering and adopting resolutions on conclusion of collective agreements and contracts;*
5) *preparing materials and draft resolutions on matters to be considered by the General Meeting of Shareholders or Board of Directors and presenting materials to committees of the Board of Directors;*
6) *organizational and technical support of the activities of the Company's bodies;*
7) *determining the technical, financial, economic and pricing policies of the Company and its branch offices;*
8) *determining accounting policy and supervising improvements to accounting and administrative methods and the adoption of international accounting standards for the Company and its branch offices;*
9) *determining the methods for planning, budgeting and financial control for the Company and its branch offices;*
10) *determining security policies for the Company and its branch offices;*
11) *determining the procedure for allocating assets to branch offices and withdrawal of allocated assets from branch offices;*
12) *determining the number of members of the collective executive bodies of branch offices, appointing them, terminating their authority early and approving the regulations on branch offices' collective executive bodies;*
13) *preliminary approval of candidates for the position of deputy heads and chief accountants of branch and representative offices and relieving them of their duty;*
14) *approving the terms of agreements (supplementary agreements) with members of branch offices' collective executive bodies and the deputy heads and chief accountants of branch and representative offices and considering matters within the authority of the Management Board pursuant to such agreements;*
15) *approving branch offices' quarterly budgets and amending such documents;*

16) *analyzing the results of performance of the Company's structural subdivisions, including separate structural subdivisions, and developing binding instructions for improvement of their work;*

17) *approving internal documents regulating matters within the authority of the Company's Management Board, subject to of documents to be approved by the Company's General Meeting of Shareholders or Board of Directors.*

15.5 *The Company's Management Board also has the right to adopt resolutions on other matters connected with the day-to-day management of the activities of the Company pursuant to the instructions from the Board of Directors or a proposal from the Company's General Director.*

15.6 *The procedure for convening and holding sessions of the Management Board and also the procedure for adoption of resolutions by the Management Board, the amount and procedure for paying compensations to members of the Management Board shall be established by the Regulation On the Management Board of the Company, to be approved by the Company's General Meeting of Shareholders.*

15.7 *The rights, duties and liability of members of the Management Board shall be determined in the agreement that each of them enters into with the Company. The Company's General Director shall sign the agreement on the behalf of the Company.*

21. Members of the Board of Directors (Supervisory Board) of the Issuer

Board of Directors

Chairman: *Mr. Valeriy .N Yashin*

Members of the Board of Directors:

Mr. Vadim E. Belov
Born in: *1958*

Positions for the last 5 years:
Period: *1998-1999*
Organization: *Moscow Representative Office of SPK Capital Limited Company (Cyprus)*
Field of Activity: *investment*
Position: *Managing Director*

Period: *1999-2000*
Organization: *JSC Kirovelektrosvyaz*
Field of Activity: *telecommunications*
Position: *Member of the Board of Directors*

Period: *1999-2002*
Organization: *JSC Volgogradelektrosvyaz*
Field of Activity: *telecommunications*
Position: *Member of the Board of Directors*

Period: *1999-2000*
Organization: *JSC Elektrosvyaz of Stavropolski krai*
Field of Activity: *telecommunications*
Position: *Member of the Board of Directors*

Period: *1999-2000*
Organization: *JSC Elektrosvyaz of Primorski krai*
Field of Activity: *telecommunications*
Position: *Member of the Board of Directors*

Period: *1999-up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Field of Activity: *Strategic governance*
Position: *Member of the Board of Directors*

Period: *1999- up to now*
Organization: *JSC Investitsionnaya Kompania Svyazi*
Field of Activity: *telecommunications*
Position: *Deputy General Director*

Period: *1999-up to now*
Organization: *JSC Southern Telecommunications Company*
Field of Activity: *telecommunications*
Position: *Chairman of the Board of Directors*

Period: *2000- up to now*
Organization: *JSC Investitsionnaya Kompania Svyazi*
Field of Activity: *day-today running and management*
Position: *Member of the Management Board*

Period: *2000-up to now*
Organization: *JSC Rostelecom*
Field of Activity: *telecommunications*
Position: *Member of the Board of Directors*

Period: *2001-2002*
Organization: *JSC Uraltelecom of Sverdlovsk region*
Field of Activity: *telecommunications*
Position: *Chairman of the Board of Directors*

Period: *2001-2002*
Organization: *JSC Elektrosvyaz of Novosibirsk region*
Field of Activity: *telecommunications*
Position: *Member of the Board of Directors*

Period: *2001-2002*
Organization: *JSC Elektrosvyaz of Rostov region*
Field of Activity: *telecommunications*
Position: *Chairman of the Board of Directors*

Period: *2001 – up to now*
Organization: *Non-government Pension Fund Rostelecom-Guarantia*
Field of Activity: *Strategic Governance*
Position: *Member of the Fund Board*

Period: *2002-up to now*
Organization: *ACB Svyaz-bank*
Field of Activity: *Finance*
Position: *Member of the Board of Directors*

Period: *2002-2003*
Organization: *Private JSC RTC-Invest*
Field of Activity: *telecommunications*
Position: *Chairman of the Board of Directors*

Period: *2002-up to now*
Organization: *JSC RTC-Leasing*
Field of Activity: *telecommunications*
Position: *Member of the Board of Directors*

Period: *2002-up to now*
Organization: *JSC Central Telegraph*
Field of Activity: *telecommunications*
Position: *Member of the Board of Directors*

Period: *2002-up to now*
Organization: *JSC Uralsvyazinform*
Field of Activity: *telecommunications*
Position: *Chairman of the Board of Directors*

Period: *2002 – up to now*
Organization: *Not-for-profit Partnership Center for Telecommunications Development Studies*
Field of Activity: *Strategic Governance*
Position: *Chairman of the Partnership Board*

Period: *2002-2002*
Organization: *JSC Svyazinform of Chelyabinsk region*
Field of Activity: *telecommunications*
Position: *Member of the Board of Directors*

Period: *2002-up to now*
Organization: *JSC North-West Telecom*
Field of Activity: *telecommunications*
Position: *Member of the Board of Directors*

Period: *2002 – up to now*
Organization: *Non-governmental Pension Fund Telecom-Soyuz*
Field of Activity: *Strategic Governance*
Position: *Member of the Fund Board*

Share in the Issuer's legal capital: *no stake*
Shares in subsidiaries/affiliated companies of the Issuer: *no*

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Ruben A. Amaryan
Born in: *1949*

Positions for the last 5 years:
Period: *1997-2000*
Organization: *Joint-Stock Company Moscow Metropolitan Telephone Network*
Field of Activity: *provision of supplies for JSC MGTS*
Position: *Deputy General Director of JSC MGTS – Head of Technical and Engineering department "Service"*

Period: *2000 - 2001*
Organization: *JSC Elektrosvyaz of the Moscow region*
Field of Activity: *Provision of telecommunications services in the Moscow region*

Position: ***General Director***

Period: ***2000 – up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of Activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2001 – up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of Activity: ***Running operation management***
Position: ***General Director***

Period: ***2002 – up to now***
Organization: ***Joint-Stock Company (Public) National Payphone Network***
Field of Activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***Private Joint-Stock Company Moscow Telecommunications Company***
Field of Activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2002 – 2002***
Organization: ***Joint-Stock Company for Telecommunications and Informatics of Voronezh region.***
Field of Activity: ***Provision of telecommunications services***
Position: ***Member of the Board of Directors.***

Period: ***2002 – up to now***
Organization: ***Joint-Stock Commercial Bank LINK (Public JSC)***
Field of Activity: ***Finance***
Position: ***Chairman of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Private Joint-Stock Company CenterTelecomService***
Field of Activity: ***Strategic governance***
Position: ***Chairman of the Board of Directors***

Share in the Issuer's legal capital: ***0.009048%***
Shares in subsidiaries/affiliated companies of the Issuer: ***no stakes***

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Alexander V. Lopatin
Born in: ***1964***

Positions held for the last 5 years:
Period: ***1996-1997***

Period: ***1997-1998***
Organization: ***Russian Joint-Stock Company of Power Engineering and Electrification UES Russia (RAO UES Russia)***
Field of Activity: ***power generation and distribution***
Position: ***Director of Treasury Department***

Period: *1999-2000*
Organization: *Open JSC "Investitsionnaya Kompania Svyazi"*
Field of Activity: *telecommunications*
Position: *First Deputy General Director*

Period: *2000 – up to now*
Organization: *Open JSC "Investitsionnaya Kompania Svyazi"*
Field of Activity: *communications*
Position: *Deputy General Director*

Period: *2000 – up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Field of Activity: *Strategic governance*
Position: *Member of the Board of Directors*

Period: *2000 – up to now*
Organization: *Open JSC "Investitsionnaya Kompania Svyazi"*
Field of Activity: *Running operation management*
Position: *Member of the Management Board*

Period: *2000 – up to now*
Organization: *Open JSC for International and Long-distance Telecommunications Rostelecom*
Field of Activity: *Running operation management*
Position: *Member of the Management Board*

Period: *2001 – up to now*
Organization: *JSC MGTS*
Field of Activity: *telecommunications*
Position: *Member of the Board of Directors*

Period: *2001 – up to now*
Organization: *Private JSC Mobile Telecommunications*
Field of Activity: *Strategic governance*
Position: *Chairman of the Board of Directors*

Period: *2001 – up to now*
Organization: *OJSC Rostelecom*
Field of Activity: *telecommunications*
Position: *Member of the Board of Directors*

Period: *2001 – up to now*
Organization: *JSC Central Telegraph*
Field of Activity: *telecommunications*
Position: *Chairman of the Board of Directors*

Period: *2001 – 2002*
Organization: *JSC Khantymansiyskokrtelecom*
Field of Activity: *Telecommunications*
Position: *Chairman of the Board of Directors*

Period: *2001 – 2002*
Organization: *JSC Elektrosvyaz of Krasnoyarski krai*
Field of Activity: *telecommunications*

Position: *Chairman of the Board of Directors*

Period: *2002 – up to now*
Organization: *Not-for-profit Partnership Center for Telecommunications Development Studies*
Field of Activity: *telecommunications*
Position: *Director*

Period: *2002 – up to now*
Organization: *JSC SibirTelecom*
Field of Activity: *telecommunications*
Position: *Chairman of the Board of Directors*

Period: *2002 – up to now*
Organization: *JSC Far-Eastern Telecommunications Company*
Field of Activity: *telecommunications*
Position: *Chairman of the Board of Directors*

Period: *2002 – up to now*
Organization: *JSC VolgaTelecom*
Field of Activity: *telecommunications*
Position: *Member of the Board of Directors*

Period: *2002 – up to now*
Organization: *Private JSC RusLeasingSvyaz*
Field of Activity: *telecommunications*
Position: *Chairman of the Board of Directors*

Share in the Issuer's legal capital: *no*
Shares in subsidiaries/affiliated companies of the Issuer: *no*

Remuneration paid in the reporting quarter:
The information is confidential

Ms. Oksana V. Petrova
Born in: *1973*

Period: *1997-1999*
Organization: *Russian Federal Agency for Regulation of Natural Monopolies in Communications (FSEMS Rossii)*
Field of Activity: *civil service*
Position: *Senior civil employee of the federal agency, civil servant of the 3rd class*

Period: *1999-2000*
Organization: *Open JSC "Investitsionnaya Kompania Svyazi"*
Field of Activity: *communications*
Position: *Senior Expert, Methodology and Information Division, Department of Corporate Management*

Period: *1999-1999*
Organization: *Russian Federation Ministry of Antimonopoly Policy and Business Support*
Field of Activity: *communications*
Position: *Senior Civil Employee, Department of Postal Service Tariff Regulation, Department for Regulation of Natural Monopolies in Communications*

Period: *2000-2002*
Organization: *Open JSC Investitsionnaya Kompania Svyazi*
Field of Activity: *communications*
Position: *Chief Expert, Methodology and Information Division, Department of Corporate Management*

Period: *2000-up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Field of Activity: *Strategic governance*
Position: *Member of the Board of Directors*

Period: *2001 - 2002*
Organization: *JSC Elektrosvyaz of Kostroma region*
Field of Activity: *communications*
Position: *Member of the Board of Directors*

Period: *2001 - 2002*
Organization: *JSC Chelyabinsksvyazinform*
Field of Activity: *communications*
Position: *Member of the Board*

Period: *2001 - 2002*
Organization: *JSC Elektrosvyaz of Tver region*
Field of Activity: *communications*
Position: *Member of the Board of Directors*

Period: *2000-up to now*
Organization: *Open JSC "Investitsionnaya Kompania Svyazi"*
Field of Activity: *communications*
Position: *Deputy chief, Methodology and Information Division, Department of Corporate Management*

Share in the Issuer's legal capital: *no*
Shares in subsidiaries/affiliated companies of the Issuer: *no*

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Valeriy N. Yashin
Born in: *1941*

Positions for the last 5 years:

Period: *1996-1999*
Organization: *JSC Peterburgskaya Telefonnaya Set' (Saint-Petersburg Telephone Network)*
Field of activity: *telecommunications*
Position: *General Director*

Period: *1999- up to now*
Organization: *JSC Investitsionnaya Kompania Svyazi (Svyazinvest)*
Field of activity: *telecommunications*
Position: *General Director and Chairman of the Management Board*

Period: *2000-up to now*
Organization: *Joint-Stock Central Telecommunication Company*

Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2000-2001***
Organization: ***JSC Svyazinvest-Media***
Field of activity: ***Investment in telecommunications industry***
Position: ***Chairman of the Board of Directors***

Period: ***2001-up to now***
Organization: ***JSC Moscow Metropolitan Telephone Network (MGTS)***
Field of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001-up to now***
Organization: ***JSC Rostelecom***
Field of activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2001-2002***
Organization: ***Private JSC Saint-Petersburg Payphones***
Field of activity: ***telecommunications services using public payphones***
Position: ***Member of the Board of Directors***

Period: ***2001-up to now***
Organization: ***JSC Telecominvest***
Field of activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2001-2002***
Organization: ***JSC Saint-Petersburg telephone network***
Field of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001-2002***
Organization: ***JSC RTKomm.RU***
Field of activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2001-2002***
Organization: ***JSC Elektrosvyaz of the Orel region***
Field of activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2001-up to now***
Organization: ***Non-governmental Pension Fund Rostelecom-Guarantia***
Field of activity: ***Strategic governance***
Position: ***Chairman of the Fund Board***

Period: ***2002-up to now***
Organization: ***JSC North-West Telecom***
Field of activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2002-2003***
Organization: ***Private JSC MobiTel***

Field of activity: ***Provision of digital telecommunications services***
Position: ***Chairman of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***Non-governmental Pension Fund Telecom-Soyuz***
Field of Activity: ***Strategic Governance***
Position: ***Chairman of the Fund Board***

Period: ***2002-up to now***
Organization: ***JSC National Payphone Network***
Field of activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***JSC RTKomm.RU***
Field of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Russian Telecommunications History Foundation***
Field of Activity: ***Operation Management***
Position: ***Member of the Management Board***

Share in the Issuer's legal capital: ***no***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Alexander P. Gribov
Born in: *1972*

Positions held over the past 5 years:
Period: ***1990-1999***
Organization: ***Armed Forces of the Russian Federation***
Field of activity: ***Military service***
Position: ***Serviceman***

Period: ***1999-2001***
Organization: ***Russian federal property fund.***
Field of activity: ***Civil service***
Position: ***Chief expert***

Period: ***2001- up to now.***
Organization: ***Russian federal property fund***
Field of activity: ***Civil service***
Position: ***Consultant***

Period: ***2002- up to now.***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Share in the Issuer's legal capital: ***no***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Alexander V. Ikonnikov
Born in: ***1971***

Positions held over the past 5 years:
Period: ***1997-1999***
Organization: ***Ministry of fuel and energy of the Russian Federation***
Field of activity: ***External economic relations, investment***
Position: ***Chief of department, External economic activity and investment in fuel and energy industry***

Period: ***1999-2000***
Organization: ***CPO National Association of Securities Market Participants (NAUFOR)***
Field of activity: ***Securities market***
Position: ***Deputy Chairman of the Management Board***

Period: ***2000 - up to now***
Organization: ***Association for protection of investors' rights***
Field of activity: ***Corporate governance***
Position: ***Executive director***

Period: ***2000 - up to now***
Organization: ***Association of Independent Directors***
Field of activity: ***Professional activity of corporate directors***
Position: ***Chairman of the Management Board.***

Period: ***2002- up to now.***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2003- up to now.***
Organization: ***Joint-Stock Company North-West Telecom***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Share in the Issuer's legal capital: ***no***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Stanislav P. Avdiants
Born: ***1946***

Positions held over the past 5 years:

Period: ***1998-1999***
Organization: ***JSC Investitsionnaya Kompania Svyazi***
Field of activity: ***Economics***
Position: ***Deputy Chief of Economics and Finance***

Period: *1999-2000*
Organization: ***JSC Investitsionnaya Kompania Svyazi***
Field of activity: ***Economics***
Position: ***Deputy Director of Economic Forecast and Consolidated Planning Department***

Period: *2000-2001*
Organization: ***JSC Investitsionnaya Kompania Svyazi***
Field of activity: ***Economics***
Position: ***Executive Director - Director of Economic Forecast and Consolidated Planning Department***

Period: ***2001 - up to now***
Organization: ***Joint-Stock (Public) Company Kostromskaya City Telephone Network***
Industry: ***Strategic governance***
Position held: ***Member of the Board of Directors***

Period: ***2001 – up to now***
Organization: ***JSC Investitsionnaya Kompania Svyazi***
Field of activity: ***Economics***
Position: ***Executive Director - Director of Economic and Tariff Policies Department***

Period: ***2002- up to now.***
Organization: ***Joint-Stock Southern Telecommunications Company***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2003- up to now.***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Share in the Issuer's legal (charter) capital: ***no***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Alexey B. Panteleev
Born in: ***1959***

Positions held over the past 5 years:
Period: ***1998-2000***
Organization: ***Armed Forces of the Russian Federation***
Field of activity: ***Military service***
Position: ***Serviceman***

Period: ***2000-2001***
Organization: ***Government of the Moscow region***
Field of activity: ***State authorities***
Position: ***Deputy Chairman of the Moscow region government***

Period: ***2000-2000***
Organization: ***Government of the Moscow region***
Field of activity: ***State authorities***

Position: ***Acting Minister on General Matters of the Moscow region government***

Period: ***2000-2000***
Organization: ***Government of the Moscow region***
Field of activity: ***State authorities***
Position: ***Minister of the Moscow region government – Chief of Staff of the Moscow region government***

Period: ***2001-up to now***
Organization: ***Government of the Moscow region***
Field of activity: ***State authorities***
Position: ***First Deputy Chairman of the Moscow region government***

Period: ***2003- up to now.***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Share in the Issuer's legal capital: ***no***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Grigoriy M. Finger
Born in: ***1966***

Positions held over the past 5 years:
Period: ***1995-2003***
Organization: ***Moscow representative office of NCH Advisors., Inc***
Field of activity: ***Consulting***
Position: ***Executive Director***

Period: ***1999- up to now.***
Organization: ***Joint-Stock Company Central Telegraph***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2002- up to now.***
Organization: ***Grindstone Plant Ilyich***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2003- up to now.***
Organization: ***Public Joint-Stock Company Aeroflot***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2003- up to now.***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Share in the Issuer's legal capital: ***no***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Boris Dm. Antonyuk
Born in: *1949*

Positions held over the past 5 years:

Period: *1992-1999*
Organization: *Private JSC Teleport TP*
Field of activity: *Operation Management*
Position: *Chairman of the Management Board*

Period: *1997 - 1999*
Organization: *PLD Telecom*
Field of activity: *Strategic governance*
Position: *Member of the Board of Directors*

Period: *1999 - 2002*
Organization: *FGUP Space Communications*
Field of activity: *Operation Management*
Position: *General Director*

Period: *2002 – up to now*
Organization: *Ministry of the Russian Federation for Communications and Information*
Field of activity: *Public Service*
Position: *First Deputy Minister*

Period: *2003 – up to now*
Organization: *JSC Svyazinvest*
Field of activity: *Strategic governance*
Position: *Member of the Board of Directors*

Share in the Issuer's legal capital: *%*
Shares (interests) in subsidiaries/affiliated companies of the Issuer:

Remuneration paid in the reporting quarter:
Salary RUR:
Bonuses RUR:
Commissions RUR:
Other allowances RUR:
Total RUR:

22. Sole person and collective governing bodies of the Issuer, officers

The sole person executive body and members of the collective executive body of the Issuer are as follows:
Mr. Ruben A. Amaryan
Born: *1949*

Positions for the last 5 years:
Period: *1997-2000*
Organization: *JSC Moscow City Telephone Network*
Field of Activity: *Management*

Position: *Deputy General Director of JSC MGTS – Head of Technical and Engineering department "Service"*

Period: *2000 - 2001*
Organization: *JSC Elektrosvyaz of the Moscow region*
Field of Activity: *Management*
Position: *General Director*

Period: *2001 – up to now*
Organization: *JSC Central Telecommunication Company*
Field of Activity: *Management*
Position: *General Director, Chairman of the Management Board*

Period: *2002 – up to now*
Organization: *JSC Central Telecommunication Company*
Field of Activity: *Strategic governance*
Position: *Member of the Board of Directors*

Period: *2002 – up to now*
Organization: *Joint-Stock Commercial Bank LINK (Public JSC)*
Field of Activity: *Finance*
Position: *Chairman of the Board of Directors*

Period: *2002 – up to now*
Organization: *Joint-Stock Company (Public) National Payphone Network*
Field of Activity: *Strategic governance*
Position: *Member of the Board of Directors*

Period: *2002 – up to now*
Organization: *Private Joint-Stock Company Moscow Telecommunications Company*
Field of Activity: *Strategic governance*
Position: *Chairman of the Board of Directors*

Period: *2003 – up to now*
Organization: *Private Joint-Stock Company CenterTelecomService*
Field of Activity: *Strategic governance*
Position: *Chairman of the Board of Directors*

Share in the Issuer's legal capital: *0.009048%*
Shares in subsidiaries/affiliated companies of the Issuer: *no stakes*

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Aleksey A. Lokotkov
Born: *1950*

Positions for the last 5 years:
Period: *1992-2000*
Organization: *Joint-Stock Company Moscow City Telephone Network*
Field of Activity: *Economics*
Position: *Deputy Head for Economy and Planning*

Period: *2000-2001*
Organization: *JSC Elektrosvyaz of Moscow region*

Field of Activity: *Finance*
Position: *First Deputy General Director*

Period: *2001-2003*
Organization: *JSC Central Telecommunication Company*
Field of Activity: *Finance*
Position: *First Deputy General Director*

Period: *2002-2002*
Organization: *JSC Yaroslavskiye telecommunications networks.*
Field of Activity: *Strategic governance*
Position: *Member of the Board of Directors*

Period: *2002-2002*
Organization: *JSC Ivanovskiye telecommunications networks.*
Field of Activity: *Strategic governance*
Position: *Member of the Board of Directors*

Period: *2003-up to now*
Organization: *JSC Central Telecommunication Company*
Field of Activity: *Finance*
Position: *First Deputy General Director – Financial Director*

Share in the Issuer's legal capital: *0.008153%*
Shares in subsidiaries/affiliated companies of the Issuer: *no*

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Maxim A. Pegasov
Born in: *1966*

Positions for the last 5 years:
Period: *1993-1998*
Organization: *JSC Moscow City Telephone Network*
Field of Activity: *Management*
Position: *Head of Sovetski Telephone Node*

Period: *1999-2000*
Organization: *JSC Moscow City Telephone Network*
Field of Activity: *Management*
Position: *Head of Division, Network Reconstruction, Department of Telecommunication Maintenance – branch of JSC MGTS*

Period: *2000-2001*
Organization: *JSC Elektrosvyaz of the Moscow region*
Field of Activity: *Management*
Position: *Deputy General Director – Head of Prospective Development Department*

Period: *2000-2000*
Organization: *JSC Elektrosvyaz of the Moscow region*
Field of Activity: *Management*
Position: *Chief Engineer*

Period: *2001-2003*

Organization: ***JSC Central Telecommunication Company***
Field of Activity: ***Management***
Position: ***Deputy General Director***

Period: ***2000-2001***
Organization: ***JSC Elektrosvyaz of the Moscow region***
Field of Activity: ***Management***
Position: ***Deputy General Director***

Period: ***2002-2002***
Organization: ***JSC Elektrosvyaz of the Kostroma region.***
Field of Activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2001-up to now***
Organization: ***JSC Central Telecommunication Company***
Field of Activity: ***Management***
Position: ***Deputy General Director – Technical Director***

Share in the Issuer's legal capital: ***0.000143%***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Alexander I. Polnikov
Born in: ***1943***

Positions for the last 5 years:
Period: ***1998-1999***
Organization: ***JSC Investitsionnaya Kompania Svyazi***
Field of Activity: ***Investment***
Position: ***Executive Director, Investment***

Period: ***1999-up to now***
Organization: ***JSC Investitsionnaya Kompania Svyazi***
Field of Activity: ***Investment***
Position: ***Executive Director – Director of Capital Investment Management Department***

Share in the Issuer's legal capital: ***no***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reporting quarter:
The information is confidential

Ms. Ella M. Zhuravleva
Born in: ***1961***

Positions for the last 5 years:
Period: ***1997-2000***
Organization: ***Joint-Stock Company Moscow City Telephone Network (JSC MGTS)***
Field of Activity: ***Finance***
Position: ***Chief of Accounting, Finance and Crediting – First Deputy Chief Accountant, Technical and Engineering Provisioning Department "Service"***

Period: *2000-2000*
Organization: *JSC Moscow City Telephone Network*
Field of Activity: *Finance*
Position: *Deputy Chief, Economy and Finance – Chief Accountant, Technical and Engineering Provisioning Department*

Period: *2000 - 2001*
Organization: *JSC Elektrosvyaz of the Moscow region*
Field of Activity: *Management*
Position: *Deputy General Director, Head of Personnel Relations Division*

Period: *2001 – 2003*
Organization: *JSC Central Telecommunication Company*
Field of Activity: *Management*
Position: *Deputy General Director, Head of Personnel Relations Division*

Period: *2003 - up to now*
Organization: *JSC Central Telecommunication Company*
Field of Activity: *Management*
Position: *Deputy General Director, Director for Personnel*

Share in the Issuer's legal capital: *0.000333%*
Shares in subsidiaries/affiliated companies of the Issuer: *no*

Remuneration paid in the reporting quarter:
The information is confidential

Ms. Raisa P. Konstantinova
Born in: *1954*

Positions held for the last 5 years:
Period: *1993-2000*
Organization: *Joint-Stock Company Moscow City Telephone Network (JSC MGTS)*
Field of Activity: *Finance*
Position: *Chief Accountant*

Period: *2000 - 2001*
Organization: *JSC Elektrosvyaz of the Moscow region*
Field of Activity: *Finance*
Position: *Chief Accountant*

Period: *2001 – up to now*
Organization: *JSC Central Telecommunication Company*
Field of Activity: *Finance*
Position: *Chief Accountant*

Share in the Issuer's legal capital: *no*
Shares in subsidiaries/affiliated companies of the Issuer: *no*

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Sergey V. Pridantsev
Born in: *1967*

Positions held for the last 5 years:
Period: ***1998-2003***
Organization: ***Private Joint-Stock Company Lucent Technologies***
Field of Activity: ***Commerce***
Position: ***Sales Director***

Period: ***2002 – 2003***
Organization: ***JSC Central Telecommunication Company***
Field of Activity: ***Management***
Position: ***Advisor to the General Director***

Period: ***2003 - up to now***
Organization: ***JSC Central Telecommunication Company***
Field of Activity: ***Management***
Position: ***Advisor to the General Director – Commercial Director***

Period: ***2003 – up to now***
Organization: ***Private JSC CenterTelecomService***
Field of Activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Share in the Issuer's legal capital: ***no***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Valeriy P. Sychev
Born in: *1947*

Positions held for the last 5 years:
Period: ***1998-200***
Organization: ***Limited Liability Company Private Security Firm SBB Security***
Field of Activity: ***Security***
Position: ***Deputy Director – Chief of Guarding***

Period: ***2000 - 2001***
Organization: ***JSC Elektrosvyaz of the Moscow region***
Field of Activity: ***Management***
Position: ***Deputy General Director – Head of Security***

Period: ***2001 – 2002***
Organization: ***JSC Central Telecommunication Company***
Field of Activity: ***Management***
Position: ***Deputy General Director – Head of Security***

Period: ***2002 – up to now***
Organization: ***JSC Central Telecommunication Company***
Field of Activity: ***Management***
Position: ***Deputy General Director – Head of Security and Confidentiality Enforcement***

Period: ***2002 - 2002***
Organization: ***JSC Smolensksvyazinform***
Field of Activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Share in the Issuer's legal capital: ***no***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reporting quarter:
The information is confidential

Share in the Issuer's legal capital: ***no***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reporting quarter:
The information is confidential

Ms. Tatyana N. Sotskova
Born in: ***1958***

Positions held over the last 5 years:
Period: ***1998 - 2000***
Organization: ***Ministry of Fuel and Energy of the Russian Federation***
Field of activity: ***Legal***
Position: ***Chief of Legal Department***

Period: ***2000 - 2001***
Organization: ***Ministry of Power Generation of the Russian Federation***
Field of activity: ***Legal***
Position: ***Chief of Legal Department***

Period: ***2001 - 2001***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Legal***
Position: ***Chief of Legal Department***

Period: ***2001 - 2003***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Legal***
Position: ***Chief of Legal Department***

Period: ***2003 - up to now.***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Legal***
Position: ***Director of Legal Department***

Share in the legal (charter) capital of the Issuer: ***no shares***
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reporting quarter:
The information is confidential

Grigoriy N. Kuzmenko
Born in: ***1953***

Positions held over the last 5 years:
Period: ***1994 - 2002***
Organization: ***(Public) Joint-Stock Company Belgorodskaya Elektricheskaya Svyaz***
Field of activity: ***Management***
Position: ***General Director***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director - Director of Belsvyaz - a regional subsidiary of JSC CenterTelecom***

Share in the legal (charter) capital of the Issuer: ***0.033375%***
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Vasiliy A. Gapeenko
Born in: ***1952***

Positions held over the last 5 years:
Period: ***1998 - 2000***
Organization: ***(Public) Joint-Stock Company Bryansksvyazinform***
Field of activity: ***Management***
Position: ***First Deputy General Director***

Period: ***2000 - 2002***
Organization: ***(Public) Joint-Stock Company Bryansksvyazinform***
Field of activity: ***Management***
Position: ***General Director***

Period: ***2002 - 2002***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Director of Bryansksvyazinform - a regional subsidiary of JSC CenterTelecom – holding the office alongside with other positions***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director - Director of Bryansksvyazinform - a regional subsidiary of JSC CenterTelecom***

Period: ***2002 - up to now***
Organization: ***Private Joint-Stock Company Bryansk Cellular Networks***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Share in the legal (charter) capital of the Issuer: ***0.004154%***

Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Gennadiy P. Brusentsov
Born in: ***1948***

Positions held over the last 5 years:
Period: ***1998 - 2002***
Organization: ***(Public) Joint-Stock Company Ivtelecom***
Field of activity: ***Management***
Position: ***General Director***

Period: ***1998 - 2002***
Organization: ***(Public) Joint-Stock Company Yartelecom***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***(Public) Joint-Stock Company Ivtelecom***
Field of activity: ***Management***
Position: ***Director of Ivtelecom - a regional subsidiary of JSC CenterTelecom - holding the office alongside with other positions***

Period: ***2002 - up to now***
Organization: ***(Public) Joint-Stock Company Ivtelecom***
Field of activity: ***Management***
Position: ***Deputy General Director - Director of Ivtelecom - a regional subsidiary of JSC CenterTelecom***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***member of the Management Board***

Share in the legal (charter) capital of the Issuer: ***0.001713%***
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Vladislav M. Ledkov
Born in: ***1947***

Positions held over the last 5 years:
Period: ***1998 - up to now***
Organization: ***(Public) Joint-Stock Company Kaluzhskiy Gas and Energy joint-stock bank Gasenergobank***

Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***1998 - 2002***
Organization: ***(Public) Joint-Stock Company Elektrosvyaz of the Kaluga region***
Field of activity: ***Management***
Position: ***General Director***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director - Director of Kaluga regional subsidiary of JSC CenterTelecom***

Share in the legal (charter) capital of the Issuer: ***0.162733%***
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Andrey V. Saprykin
Born in: ***1957***

Positions held over the last 5 years:
Period: ***1998 - 1999***
Organization: ***(Public) Joint-Stock Company Yaroslavskie Telecommunications Networks***
Field of activity: ***Management***
Position: ***Deputy General Director – chief of marketing unit of the joint-stock company***

Period: ***1999 - 2000***
Organization: ***(Public) Joint-Stock Company Yaroslavskie Telecommunications Networks***
Field of activity: ***Operation control***
Position: ***Deputy General Director***

Period: ***2000 - 2002***
Organization: ***(Public) Joint-Stock Company Elektrosvyaz of the Kostroma region***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***(Public) Joint-Stock Company Elektrosvyaz of the Kostroma region***
Field of activity: ***Operation control***
Position: ***General Director***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director - Director of Kostroma Telecom - a regional subsidiary of JSC CenterTelecom***

Period: *2002 - 2002*
Organization: *Joint-Stock Central Telecommunication Company*
Field of activity: *Management*
Position: *Deputy General Director - Director of Kostroma Telecom - a regional subsidiary of JSC CenterTelecom*

Share in the legal (charter) capital of the Issuer: *0.011125%*
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Ivan Dm. Makhov
Born in: *1952*

Positions held over the last 5 years:
Period: *1996 - 2000*
Organization: *(Public) Joint-Stock Company Elektricheskaya svyaz of the Orel region*
Field of activity: *Strategic governance*
Position: *First Deputy General Director, Member of the Board of Directors*

Period: *2000 - 2002*
Organization: *(Public) Joint-Stock Company Elektricheskaya Svyaz of the Orel region*
Field of activity: *Management and strategic governance*
Position: *General Director, Member of the Board of Directors, member of the Management Board of the Company*

Period: *2003 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Field of activity: *Strategic governance*
Position: *member of the Management Board - Director of Orlovski subsidiary of JSC CenterTelecom*

Share in the legal (charter) capital of the Issuer: *0.007099%*
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Vladimir N. Shevnev
Born in: *1941*

Positions held over the last 5 years:
Period: *1998 - 2002*
Organization: *(Public) Joint-Stock Company Elektrosvyaz of the Ryazan region*
Field of activity: *Strategic governance*
Position: *Deputy Chairman of the Board of Director*

Period: *1998 - 1999*

Organization: ***Private Joint-Stock Company Ryazanskaya Cellular Network***
Field of activity: ***Strategic governance***
Position: ***Chairman of the Board of Directors***

Period: ***1998 - up to now***
Organization: ***(Public) Joint-Stock Company Telecommunications Company Rinfotels***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***1998 - up to now***
Organization: ***Private Joint-Stock Company Telecom of the Ryazan region***
Field of activity: ***Strategic governance***
Position: ***Chairman of the Board of Directors***

Period: ***1998 - 2002***
Organization: ***(Public) Joint-Stock Company Elektrosvyaz of the Ryazan region***
Field of activity: ***Strategic governance***
Position: ***Chairman of the Management Board - General Director***

Period: ***2000 - up to now***
Organization: ***Private Joint-Stock Company Ryazanskaya Cellular Communications***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director - Director of the Ryazan regional subsidiary of JSC CenterTelecom***

Share in the legal (charter) capital of the Issuer: ***0.030356%***
Shares in subsidiaries/affiliated Companies of the Issuer:
Name: ***(Public) Joint-Stock Company Telecommunications Company Rinfotels***
Interest: ***10%***

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Nikolay F. Chugunkov
Born in: ***1938***

Positions held over the last 5 years:
Period: ***1998 - 2002***
Organization: ***(Public) Joint-Stock Company Smolensksvyazinform***
Field of activity: ***Strategic governance***
Position: ***Deputy chairman of the Board of Directors***

Period: ***1998 - 2002***
Organization: ***(Public) Joint-Stock Company Smolensksvyazinform***
Field of activity: ***Management***
Position: ***General Director***

Period: *2002 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Field of activity: *Management*
Position: *Deputy General Director-Director of SmolenskTelecom – a regional subsidiary of JSC CenterTelecom*

Period: *2002 - 2002*
Organization: *Joint-Stock Central Telecommunication Company*
Field of activity: *Management*
Position: *Director of Smolensktelecom – a regional subsidiary JSC CenterTelecom - holding the office alongside with other positions*

Share in the legal (charter) capital of the Issuer: *0.057836%*
Shares in subsidiaries/affiliated Companies of the Issuer:
Name: *Private Joint-Stock Company Smolenskaya Cellular Communications*
Interest: *40%*

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Yuri N. Lepikhov
Born in: *1949*

Positions held over the last 5 years:
Period: *1996 - 2002*
Organization: *(Public) Joint-Stock Company Tulatelecom*
Field of activity: *Management*
Position: *General Director*

Period: *1997 - 2001*
Organization: *Private Joint-Stock Company Scientific and Technical Center Comset*
Field of activity: *Strategic governance*
Position: *Member of the Board of Directors*

Period: *1998 - 1999*
Organization: *(Public) Joint-Stock Company Elektrosvyaz of the Kaluga region*
Field of activity: *Strategic governance*
Position: *Chairman of the Board of Directors*

Period: *2002 - 2002*
Organization: *Joint-Stock Central Telecommunication Company*
Field of activity: *Management*
Position: *Director of TulaTelecom - a regional subsidiary of JSC CenterTelecom - holding the office alongside with other positions*

Period: *2002 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Field of activity: *Management*
Position: *Deputy General Director - Director of TulaTelecom - a regional subsidiary of JSC CenterTelecom*

Share in the legal (charter) capital of the Issuer: *0.002043%*
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Vladimir F. Korolkov
Born in: *1943*

Positions held over the last 5 years:
Period: *1998 - 2002*
Organization: *(Public) Joint-Stock Company Yaroslavskie Telecommunications Networks*
Field of activity: *Management*
Position: *General Director*

Period: *1998 - 2002*
Organization: *(Public) Joint-Stock Company Yaroslavskie Telecommunications Networks*
Field of activity: *Strategic governance*
Position: *Member of the Board of Directors*

Period: *2002 - 2002*
Organization: *Joint-Stock Central Telecommunication Company*
Field of activity: *Operation control*
Position: *Director of Yartelecom - a regional subsidiary of JSC CenterTelecom - holding the office alongside with other positions*

Period: *2002 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Field of activity: *Operation control*
Position: *Deputy General Director - Director of Yartelecom - a regional subsidiary of JSC CenterTelecom*

Share in the legal (charter) capital of the Issuer: *0.265614%*
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Anatoliy V. Maslov
Born in: *1947*

Positions held over the last 5 years:
Period: *1994 - 2002*
Organization: *(Public) Joint-Stock Company Elektrosvyaz of the Kursk region*
Field of activity: *Management*
Position: *General Director*

Period: *2002 - up to now*

Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director - Director of Kursk regional subsidiary***

Share in the legal (charter) capital of the Issuer: ***0.02357%***
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Valeriy G. Nikolaev
Born in: ***1943***

Positions held over the last 5 years:
Period: ***1998 - 2002***
Organization: ***(Public) Joint-Stock Company Lipetskelektrosvyaz***
Field of activity: ***Strategic governance***
Position: ***General Director***

Period: ***2002 - 2002***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director - holding the office alongside with other positions***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director - Director Lipetskelektrosvyaz - a regional subsidiary of JSC CenterTelecom***

Share in the legal (charter) capital of the Issuer: ***0.04712%***
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Anatoliy N. Korovin
Born in: ***1946***

Positions held over the last 5 years:
Period: ***1997 - 2002***
Organization: ***(Public) Joint-Stock Company Elektrosvyaz of the Vladimir region***
Field of activity: ***Management***
Position: ***General Director***

Period: ***1998 - 2002***
Organization: ***(Public) Joint-Stock Company Elektrosvyaz of the Vladimir region***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: *2002 - 2002*
Organization: *Joint-Stock Central Telecommunication Company*
Field of activity: *Management*
Position: *Director of a subsidiary of JSC CenterTelecom - Elektrosvyaz of the Vladimir region - holding the office alongside with other positions*

Period: *2002 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Field of activity: *Management*
Position: *General Director - Director Elektrosvyaz of the Vladimir region – a regional subsidiary of JSC CenterTelecom*

Share in the legal (charter) capital of the Issuer: *0.000405%*
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Evgeniy I. Savenkov
Born in: *1946*

Positions held over the last 5 years:
Period: *1998 - 2002*
Organization: *(Public) Joint-Stock Company Elektrosvyaz of the Tver region*
Field of activity: *Operational and strategic governance*
Position: *General Director, Member of the Board of Directors (Supervisory Board)*

Period: *2002 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Field of activity: *Management*
Position: *Deputy General Director - Director of the Tver subsidiary, member of the Management Board*

Period: *2003 – up to now*
Organization: *Private Joint-Stock Company Tver Cellular Communications*
Field of activity: *Strategic governance*
Position: *Chairman of the Board of Directors*

Share in the legal (charter) capital of the Issuer: *0.259223%*
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Sergey M. Klychev
Born in: *1960*

Positions held over the last 5 years:

Period: ***1998 - 2001***
Organization: ***(Public) Joint-Stock Company Tambovskaya elektrosvyaz***
Field of activity: ***telecommunications***
Position: ***Chief of telecommunications department***

Period: ***2001 - 2002***
Organization: ***(Public) Joint-Stock Company Tambovskaya elektrosvyaz***
Field of activity: ***Management***
Position: ***General Director***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director - Director of Tambovskaya elektrosvyaz –a regional subsidiary of JSC CenterTelecom***

Share in the legal (charter) capital of the Issuer: ***0.0009%***
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Alexander V. Khaustovich
Born in: ***1949***

Positions held over the last 5 years:
Period: ***1998 - up to now***
Organization: ***Telecommunications association of the Central Black-Soil region***
Field of activity: ***Management***
Position: ***member of the Management Board***

Period: ***1998 - up to now***
Organization: ***Private Joint-Stock Company Comincom Black-Soil***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***1998 - 2001***
Organization: ***(Public) Joint-Stock Company Voronezhsvyazinform***
Field of activity: ***Management***
Position: ***First Deputy General Director***

Period: ***2001 - up to now***
Organization: ***(Public) Joint-Stock Company Voronezhsvyazinform***
Field of activity: ***Management***
Position: ***General Director***

Period: ***2002 - up to now***
Organization: ***Private Stock Company Cellular Communications of Black-Soil region***
Field of activity: ***Strategic governance***
Position: ***Chairman of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Private Joint-Stock Company Teleservice***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Share in the legal (charter) capital of the Issuer: ***0.102933%***
Shares in subsidiaries/affiliated Companies of the Issuer:
Name: ***Private Stock Company Cellular Communications of Black-Soil region***
Interest: ***0.75%***

Name: ***Limited Liability Company Trunksvyaz***
Interest: ***1.923%***

Name: ***Limited Liability Company Informsvyaz of Black-Soil***
Interest: ***3.8%***

Remuneration paid in the reporting quarter:
The information is confidential

Mr. Nikolay V. Mezhuev
Born in: ***1962***

Positions held over the last 5 years:
Period: ***1979 - 1999***
Organization: ***Armed Forces of the Russian Federation***
Field of activity: ***Military service***
Position: ***Serviceman***

Period: ***2000 - 2001***
Organization: ***(Public) Joint-Stock Company Elektrosvyaz of the Moscow region***
Field of activity: ***Management***
Position: ***Deputy General Director***

Period: ***2000 - 2000***
Organization: ***Private Joint-Stock Company Teleintercom***
Field of activity: ***Management***
Position: ***Deputy General Director***

Period: ***2001 - 2003***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director***

Period: ***2002 - up to now***
Organization: ***Private Joint-Stock Company Moscow telecommunications Company***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***(Public) Joint-Stock Company Belgorodkaya Elektricheskaya Svyaz***

Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***(Public) Joint-Stock Company Elektrosvyaz of the Orel region***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director - Director of the Moscow subsidiary of JSC CenterTelecom***

Period: ***2003 – up to now***
Organization: ***Private Joint-Stock Company CenterTelecomSertvice***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Share in the legal (charter) capital of the Issuer: ***0.000048%***
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reporting quarter:
The information is confidential

The person holding the office of the sole person executive body of the Issuer:
Mr. Ruben A. Amaryan

23. Remuneration paid to the members of the Board of Directors (Supervisory Board) and other officers of the Issuer:
Total amount of remuneration paid to all persons listed in items 21 – 22 above over the reported period:
Salary ***RUR 7,878,143.76***
Bonuses ***RUR 14,233,888.90***
Commissions ***RUR 0***
Other allowances ***RUR 854,420***
Total ***RUR 22,966,452.66***

See also 21 and 22 above.

Details about members of the Audit Commission:

Kirill V. Frolov, born on December 25, 1977
holding the position
as of June 2001 has been Chief Expert, Internal Audit, JSC Svyazinvest
Positions held over the past 5 years:
04.1997-07.2000- Chief Accountant, LLC Dubrovki, Moscow
08.2000-06.2001- Auditor, A-Hold, Moscow
06.2001-03.2003- Chief Expert, Internal Audit, Department of Internal Audit and Economic Analysis, JSC Svyazinvest

03.2003- up to now, Deputy Director, Department of internal audit, JSC Svyazinvest, Moscow

Lyubov A. Greseva, born on March 6, 1976
holding the position
as of July 2002 has been Chief Expert, Department of Internal Audit, JSC Svyazinvest
Positions held over the past 5 years:
09.1997-09.1998- Manager, Operator, Accountant, LLC Registrator, Perm
09.1998-11.1998- Chief Accountant, Private JSC Master-Design M, Perm
11.1998-03.2000- Deputy Chief Accountant, Acting Chief Accountant, LLC Permlescontract
03.2000-11.2000- Chief Accountant, LLC Prikamie-Lada Plus, Perm
11.2000-06.2002- Chief Accountant, LLC Sargona-Pro, Perm
07.2002- up to now, Chief Expert, Internal Audit, Department of Internal Audit and Economic Analysis, JSC Svyazinvest, Moscow

Elena N. Kukudzhanova born 02.09.1971 г.
Holding the position
as of July 2002 has been Chief Expert, Department of Internal Audit, JSC Svyazinvest
Positions held over the past 5 years:
04.1995-04.1998- Post-Graduate Course at Moscow State University, Moscow
05.1999-01.2000- Accountant, LLC Firm Odeks, Moscow
02.2000-09.2000- Accountant, Private JSC Soyuzsnab, Moscow
10.2000-04.2002- Accountant, LLC RIL Company, Moscow
07.2002- up to now, Chief Expert, Internal Audit, Department of Internal Audit and Economic Analysis, JSC Svyazinvest, Moscow

Irina V. Prokofieva, born on August 21, 1968
Holding the position
as of March 2003 has been Chief Expert, Department of Internal Audit, JSC Svyazinvest
Positions held over the past 5 years:
09.1985-07.1986 – Student at Technical School 127, Leningrad
07.1986-03.1989- miller at Leningrad Steel Reinforcement Manufacturing Plant Labor Flag, Leningrad
08.1989-09.1990- Pass Inspector, Security Guard Division with Leninski Police Precinct
10.1990-08.1991- Economist, Lenpaperplant, Goznak, Leningrad
10.1993-01.1994- Engineer-economist, GP Astok, Leningrad
01.1994-04.1994- Deputy Chief Accountant, NIIVS R&D, Saint-Petersburg
04.1994-07.1998- State Tax Inspector, Senior State Tax Inspector, State Tax Inspectorate for Saint-Petersburg
07.1998-07.2001- Expert, JSC Telecominvest, Saint-Petersburg
07.2001-10.2001- Deputy Head, Internal Audit and Economic Analysis, JSC Svyazinvest, Moscow
10.2001-03.2003-Deputy Director – Head of Internal Audit, Department of Internal Audit and Economic Analysis, JSC Svyazinvest, Moscow
03.2001 – up to now, Director of Internal Audit Department, JSC Svyazinvest, Moscow

Konstantin V. Belyaev, born on January 3, 1968
Holding the position
as of March 2001 has been Chief Accountant, JSC Svyazinvest
Positions held over the past 5 years:
09.1992-03.1996 – Accountant, Deputy Chief Accountant, OGMTS, Severodvinsk
03.1996-03.2001- Deputy Chief Accountant, Chief Accountant, JSC Artelecom, the Arkhangelsk region, Arkhangelsk
03.2001- up to now, Chief Accountant, JSC Svyazinvest

24. Legal entities where the Issuer holds stakes.
Legal entities in which the Issuer's interest is at least 5% of the charter (legal) capital:

24.1.1 Name of the legal entity: ***Limited Liability Company Mobilcom***
Location of the registered office: ***17 Mira Street, Vladimir, Russia***
Mailing address: ***17 Mira Street, Vladimir***
The Issuer's interest in the charter (legal) capital of the legal entity: ***100 %***

Members of the board of directors (supervisory board) of the organization:
Board of Directors (Supervisory Board) does not exist

The person performing duties of the sole person executive body:
Alexander Gr. Udilov

Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.2 Name of the legal entity: ***Limited Liability Company Telecom-Stroy***
Location of the registered office: ***6 2nd Minski Per., Ivanovo, 153017, Russia***
Mailing address: ***6 2nd Minski Per., Ivanovo, 153017, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***100 %***

Members of the board of directors (supervisory board) of the organization:
Board of Directors (Supervisory Board) does not exist

The person performing duties of the sole person executive body:
Oleg I. Shepelev

Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.3 Name of the legal entity: ***Limited Liability Company Teleport Ivanovo (TPI)***
Location of the registered office: ***90 Tashkentskaya Street, Ivanovo, 153032, Russia***
Mailing address: ***90 Tashkentskaya Street, Ivanovo, 153032, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***100 %***

Members of the board of directors (supervisory board) of the organization:
Board of Directors (Supervisory Board) does not exist

The person performing duties of the sole person executive body:
Alexander A. Kopytin

Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.4 Name of the legal entity: ***Limited Liability Company Telecom-Terminal***
Location of the registered office: ***13 Lenina Prospekt, Ivanovo, 15300, Russia***
Mailing address: ***13 Lenina Prospekt, Ivanovo, 15300, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***100 %***

Members of the board of directors (supervisory board) of the organization:
Board of Directors (Supervisory Board) does not exist

The person performing duties of the sole person executive body:
Sergey L. Tikhonov

Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.5 Name of the legal entity: ***Limited Liability Company Vlad Page***
Location of the registered office: ***42 Gorkogo Street, Vladimir, Russia***
Mailing address: ***42 Gorkogo Street, Vladimir, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***75 %***
Members of the board of directors (supervisory board) of the organization:
Board of Directors (Supervisory Board) does not exist
The person performing duties of the sole person executive body:
Roman V. Chikunov
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.6 Name of the legal entity: ***Limited Liability Company Manufacturing Implementation Enterprise Svyaz-Service-Irga***
Location of the registered office: ***21 Esenina Street, Ryazan, 390046, Russia***
Mailing address: ***21 Esenina Street, Ryazan, 390046, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***70 %***
Members of the board of directors (supervisory board) of the organization:
Board of Directors (Supervisory Board) does not exist
The person performing duties of the sole person executive body:
Alexander V. Boytsev
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.7 Name of the legal entity: ***Private Joint-Stock Company Svyazproekt***
Location of the registered office: ***29 Narodnogo Opolchenia Street, Building 2, Moscow, 123154, Russia***
Mailing address: ***29 Narodnogo Opolchenia Street, Building 2, Moscow, 123154, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***53 %***
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: ***53 %***
Voting shares percentage including these shares: ***53 %***
Members of the board of directors (supervisory board) of the organization:
Board of Directors (Supervisory Board) does not exist
The person performing duties of the sole person executive body:
Lyudmila Dm. Khotinskaya
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.8 Name of the legal entity: ***Limited Liability Company Vladimirski Payphone***
Location of the registered office: ***32-a Stroiteley Prospekt, Vladimir, Russia***
Mailing address: ***32-a Stroiteley Prospekt, Vladimir, Russia***
INN: ***3302019910***
The Issuer's interest in the charter (legal) capital of the legal entity: ***51 %***
Members of the board of directors (supervisory board) of the organization:
Board of Directors (Supervisory Board) does not exist
The person performing duties of the sole person executive body:
Vladimir I. Yurkin
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.9 Name of the legal entity: ***Private Joint-Stock Company Moscow Telecommunications Company***
Location of the registered office: ***1-a Kolomenski Pr-d, Moscow, 115446, Russia***
Mailing address: ***1-a Kolomenski Pr-d, Moscow, 115446, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***51 %***
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: ***51 %***
Voting shares percentage including these shares: ***51 %***

Members of the board of directors (supervisory board) of the organization:
Ruben A. Amaryan
Sergey V. Biryukov
Andrey V. Galaev
Nikolay V. Mezhuev
Viktor A. Polischuk
Nikolay N. Tyutin
Konstantin A. Morozov

The person performing duties of the sole person executive body:
Nikolay N. Tyutin
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.10 Name of the legal entity: ***Private Joint-Stock Company Telecom of the Ryazan region***
Location of the registered office: ***36 Svobody Street, Ryazan, 390006, Russia***
Mailing address: ***33 Uritskogo Street, Ryazan, 390000, Russia***
INN: ***6231027018***
The Issuer's interest in the charter (legal) capital of the legal entity: ***50.9 %***
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: ***50.9 %***
Voting shares percentage including these shares: ***50.9 %***

Members of the board of directors (supervisory board) of the organization:
Irina N. Savushkina
Olga V. Tulyupa
Vladimir N. Shevnev
Valeriy P. Melkov
Ivan F. Nikanorov
Petr N. Varseev
Valeriy L. Asinovski
Vladimir I. Veretennikov
Dm. B. Garamov
Olga V. Shapkina
Vladislav N. Shatilov

The person performing duties of the sole person executive body:
Olga V. Shapkina
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.11 Name of the legal entity: ***Private Joint-Stock Company TeleRoss-Voronezh***
Location of the registered office: ***35 Revolution Prospekt, Voronezh, 394000, Russia***
Mailing address: ***25 Krasnoarmeiskaya Street, Voronezh, 394006, Russia***

INN: ***3666062774***
The Issuer's interest in the charter (legal) capital of the legal entity: ***50 %***
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: ***50 %***
Voting shares percentage including these shares: ***50 %***

Members of the board of directors (supervisory board) of the organization:
Alexander Gr. Kudryavtsev
Alexander V. Khaustovich

The person performing duties of the sole person executive body:
Anatoliy G. Yurochkin
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.12 Name of the legal entity: ***Private Joint-Stock Company Vladimir Teleservice***
Location of the registered office: ***20 Gorokhovaya Street, Vladimir, Russia***
Mailing address: ***20 Gorokhovaya Street, Vladimir, Russia***
INN: ***3328407272***
The Issuer's interest in the charter (legal) capital of the legal entity: ***50 %***
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: ***50 %***
Voting shares percentage including these shares: ***50 %***

Members of the board of directors (supervisory board) of the organization:
Andrey G. Andreev
Anatoliy E. Brekhov
Rutsam R. Valishev
Andrey A. Kirillov
Valeriy A. Starodumov

The person performing duties of the sole person executive body:
Andrey G. Andreev
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.13 Name of the legal entity: ***Private Joint-Stock Company Black-Soil Region Cellular Communications***
Location of the registered office: ***35 Prospekt Revolution, Voronezh, 394000, Russia***
Mailing address: ***25 Plekhanovskaya Street, Voronezh, 394018, Russia***
INN: ***3666016619***
The Issuer's interest in the charter (legal) capital of the legal entity: ***45 %***
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: ***45 %***
Voting shares percentage including these shares: ***45 %***

Members of the board of directors (supervisory board) of the organization:
Alexander V. Khaustovich
Yuriy V. Arapov
Alexander V. Garmonov
Grigoriy N. Kuzmenko
Anatoliy V. Makhov
Valeriy G. Nikolaev
Ivan Dm. Makhov
Viktor N. Trubin

The person performing duties of the sole person executive body:
Igor I. Dezhurny
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.14 Name of the legal entity: ***Private Joint-Stock Company Kaluzhskaya Cellular Communications***
Location of the registered office: ***38 Teatralnaya Street, Kaluga, 248600, Russia***
Mailing address: ***85 Nikitina Street, Build. 2, Kaluga, 248600, Russia***
INN: ***4027019302***
The Issuer's interest in the charter (legal) capital of the legal entity: ***42 %***
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: ***42 %***
Voting shares percentage including these shares: ***42 %***
Members of the board of directors (supervisory board) of the organization:
Yuriy V. Arapov
Nikolay Yu. Prustsev
Igor B. Egerev
Olga N. Gurkova

The person performing duties of the sole person executive body:
Igor B. Egerev
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.15 Name of the legal entity: ***Private Joint-Stock Company Ryazan cellular communications***
Location of the registered office: ***4 Televizionnaya Street, Ryazan, 390011, Russia***
Mailing address: ***4 Televizionnaya Street, Ryazan, 390011, Russia***
INN: ***6230008213***
The Issuer's interest in the charter (legal) capital of the legal entity: ***40 %***
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: ***40 %***
Voting shares percentage including these shares: ***40 %***
Members of the board of directors (supervisory board) of the organization:
Yuriy V. Arapov
Maksim A. Brodski
Valeriy P. Melkov
Anatoliy V. Maslennokov
Vladimir N. Shevnev

The person performing duties of the sole person executive body:
Boris N. Trusov
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.16 Name of the legal entity: ***Private Joint-Stock Company Smolenskaya Cellular Communications***
Location of the registered office: ***6 October Revolution Street, Smolensk, 214000, Russia***
Mailing address: ***13 October Revolution Street, Smolensk, 214000, Russia***
INN: ***6730011687***
The Issuer's interest in the charter (legal) capital of the legal entity: ***40 %***

Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: ***40 %***
Voting shares percentage including these shares: ***40 %***

Members of the board of directors (supervisory board) of the organization:
Board of Directors (Supervisory Board) does not exist.
The person performing duties of the sole person executive body:
Alexander S. Shinkevich
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.17 Name of the legal entity: ***Private Joint-Stock Company Tverskaya cellular communications***
Location of the registered office: ***52 Radischeva Street, Tver, 170000, Russia***
Mailing address: ***52 Radischeva Street, Tver, 170000, Russia***
INN: ***6905012941***
The Issuer's interest in the charter (legal) capital of the legal entity: ***40 %***
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: ***40 %***
Voting shares percentage including these shares: ***40 %***

Members of the board of directors (supervisory board) of the organization:
Evgeniy V. Savenkov
Yuriy V. Arapov
Mikhail G. Kashin
Vitaliy S. Kostenko
Mikhail M. Ozhog

The person performing duties of the sole person executive body:
Vitaliy S. Kostenko

Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.18 Name of the legal entity: ***Private Joint-Stock Company Bryanskie Cellular Networks***
Location of the registered office: ***44 Emlyutina Street, Bryansk, 241011, Russia***
Mailing address: ***44 Emlyutina Street, Bryansk, 241011, Russia***
INN: ***3234027405***
The Issuer's interest in the charter (legal) capital of the legal entity: ***34.4 %***
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: ***34.4 %***
Voting shares percentage including these shares: ***34.4 %***

Members of the board of directors (supervisory board) of the organization:
Sergey B. Altunin
Vasiliy A. Gapeenko
Aleksey N. Shirokov
Andrey Ts. Torosyan
Georgiy V. Sviridov

The person performing duties of the sole person executive body:
Alexander V. Vasilyiev
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.19 Name of the legal entity: ***Private Joint-Stock Company Belgorodskaya cellular communications***
Location of the registered office: ***35 Kostyukova Street, Belgorod, Russia***
INN: ***3124017556***
Mailing address: ***35 Kostyukova Street, Belgorod, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***30 %***
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: ***30 %***
Voting shares percentage including these shares: ***30 %***

Members of the board of directors (supervisory board) of the organization:
Board of Directors (Supervisory Board) does not exist.

The person performing duties of the sole person executive body:
Viktor Dm. Mizeriy
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.20 Name of the legal entity: ***Private Stock Company Radiopaging Incorporated Company***
Location of the registered office: ***29 Narodnogo Opolchenia Street, Building 2, Moscow, 123154, Russia***
Mailing address: ***29 Narodnogo Opolchenia Street, Building 2, Moscow, 123154, Russia***
INN: ***7734006436***
The Issuer's interest in the charter (legal) capital of the legal entity: ***30 %***
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: ***30 %***
Voting shares percentage including these shares: ***30 %***

Members of the board of directors (supervisory board) of the organization:
Board of Directors (Supervisory Board) does not exist.
The person performing duties of the sole person executive body:
Oleg A. Medvedev
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.21 Name of the legal entity: ***Limited Liability Company Rating***
Location of the registered office: ***123 Lenina Prospekt, Office 403, Obninsk, Kaluga region, 249035, Russia***
Mailing address: ***123 Lenina Prospekt, Office 403, Obninsk, Kaluga region, 249035, Russia***
INN: ***4025024762***
The Issuer's interest in the charter (legal) capital of the legal entity: ***29.39 %***
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: ***29.39 %***
Voting shares percentage including these shares: ***29.39 %***

Members of the board of directors (supervisory board) of the organization:
Board of Directors (Supervisory Board) does not exist.
The person performing duties of the sole person executive body:
Vasiliy V. Mosolov
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.22 Name of the legal entity: ***Public Joint-Stock Company telecommunications Company Rinfotels***
Location of the registered office: ***43 Esenina Street, Ryazan, 390023, Russia***
Mailing address: ***43 Esenina Street, Ryazan, 390023, Russia***

INN: ***6231009386***
The Issuer's interest in the charter (legal) capital of the legal entity: ***26 %***
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: ***26 %***
Voting shares percentage including these shares: ***26 %***

Members of the board of directors (supervisory board) of the organization:
Sergey V. Bobylev
Igor M. Mayzels
Valeriy P. Melkov
Vladimir N. Shevnev

The person performing duties of the sole person executive body:
Sergey V. Bobylev
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.23 Name of the legal entity: ***Limited Liability Company Tver-Telecom***
Location of the registered office: ***24 Novotorzhskaya Street, Tver, 170000, Russia***
Mailing address: ***24 Novotorzhskaya Street, Tver, 170000, Russia***
INN: ***6905050312***
The Issuer's interest in the charter (legal) capital of the legal entity: ***26%***

Members of the board of directors (supervisory board) of the organization:
Board of Directors (Supervisory Board) does not exist.
The person performing duties of the sole person executive body:
Vitaliy S. Kostenko
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.24 Name of the legal entity: ***(Public) Joint-Stock Company Kaluzhskiy Gas and Energy stock bank Gasenergobank***
Abbreviated name: ***JSC Kaluzhskiy Gas and Energy stock bank Gasenergobank***
Location of the registered office: ***4 Plekhanova Street, Kaluga, 248030, Russia***
Mailing address: ***4 Plekhanova Street, Kaluga, 248030, Russia***
INN: ***4026006420***
The Issuer's interest in the charter (legal) capital of the legal entity: ***31 %***
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: ***31 %***
Voting shares percentage including these shares: ***31 %***

Members of the board of directors (supervisory board) of the organization:
Anatoliy A. Ivanov
Valeriy V. Ivanov
Boris G. Kipelov
Vladislav M. Ledkov
Igor I. Gorskikh

The person performing duties of the sole person executive body:
Anatoliy A. Ivanov
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.25 Name of the legal entity: ***Limited Liability Company Trunksvyaz***
Location of the registered office: ***14 Plekhanovskaya Street, Voronezh, 394018, Russia***
Mailing address: ***14 Plekhanovskaya Street, Voronezh, 394018, Russia***
INN: ***3666062069***
The Issuer's interest in the charter (legal) capital of the legal entity: ***25 %***

Members of the board of directors (supervisory board) of the organization:
Board of Directors (Supervisory Board) does not exist.
The person performing duties of the sole person executive body:
Natalia V. Kuzmina
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.26 Name of the legal entity: ***Limited Liability Company RadioLine***
Location of the registered office: ***77 Lenina Prospekt, Tula, 300012, Russia***
Mailing address: ***77 Lenina Prospekt, Tula, 300012, Russia***
INN: ***7107037454***
The Issuer's interest in the charter (legal) capital of the legal entity: ***13 %***
Members of the board of directors (supervisory board) of the organization:
Board of Directors (Supervisory Board) does not exist.
The person performing duties of the sole person executive body:
Sergey Dm Degtyarev
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.27 Name of the legal entity: ***Private Joint-Stock Company Oskoltelecom***
Location of the registered office: ***34 Solnechny township, Stary Oskol, Belgorod region, Russia***
Mailing address: ***34 Solnechny township, Stary Oskol, Belgorod region, Russia***
INN: ***3128001250***
The Issuer's interest in the charter (legal) capital of the legal entity: ***12.408 %***
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: ***12.408 %***
Voting shares percentage including these shares: ***12.408 %***
Members of the board of directors (supervisory board) of the organization:
Grigoriy N. Kuzmenko
Mikhail S. Umanski
Vladimir P. Konovalov
Vladimir N. Mikulyak

The person performing duties of the sole person executive body:
Vladimir N. Mikulyak
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.28 Name of the legal entity: ***Private Joint-Stock Company NTC Comset***
Location of the registered office: ***7 Zeleny pr., Moscow, 111141, Russia***
Mailing address: ***7 Zeleny pr., Moscow, 111141, Russia***
INN: ***7720014200***
The Issuer's interest in the charter (legal) capital of the legal entity: ***11.09 %***
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: ***11.09 %***
Voting shares percentage including these shares: ***11.09 %***
Members of the board of directors (supervisory board) of the organization:
Alexander S. Adzhemov
Ruben A. Amaryan
Vasiliy Gr. Dedoborsch
Khamza I. Mavlyutov
Petr V. Mikhaylevskiy
Nikolay V. Savlukov
Sergey P. Soloviev

Vladimir V. Terekhov
Alexander P. Fedoseev

The person performing duties of the sole person executive body:
Sergey P. Soloviev
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.29 Name of the legal entity: ***Private Joint-Stock Company Optimum-svyaz***
Location of the registered office: ***116/1 Esenina Street, office 704, Ryazan, 390046, Russia***
Mailing address: ***116/1 Esenina Street, office 704, Ryazan, 390046, Russia***
INN: ***6231028460***
The Issuer's interest in the charter (legal) capital of the legal entity: ***10 %***
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: ***10 %***
Voting shares percentage including these shares: ***10 %***

Members of the board of directors (supervisory board) of the organization:
Ruben G. Dokhityan
Konstantin V. Markov
Mikhail V. Yakovlev
Vladimir N. Shevnev
Nail A. Usmanov
Yuriy M. Vozhakov

The person performing duties of the sole person executive body:
Yuriy M. Vozhakov
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.30 Name of the legal entity: ***Public Joint-Stock Company Kaluzhski Registration Center***
Location of the registered office: ***9 Stary Torg Square, Kaluga, 248630, Russia***
Mailing address: ***subscriber box 32, Kaluga, 248000, Russia***
INN: ***4027028378***
The Issuer's interest in the charter (legal) capital of the legal entity: ***9.87 %***
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: ***9.87 %***
Voting shares percentage including these shares: ***9.87 %***

Members of the board of directors (supervisory board) of the organization:
Valeriy I. Agafonov
Boris I. Poltoratskiy
Vladimir A. Savseris
Georgiy F. Tkachenko
Nikolay I. Yakovlev

Due to the decision to wind up the company duties of the executive bodies are performed by the liquidation commission:
Boris I. Poltoratskiy
Alexander V. Karavaev
Sergey V. Verbin

24.1.31 Name of the legal entity: ***Private Joint-Stock Company Voronezh Regional Agency for support of small and medium businesses***
Abbreviated name: ***ZAO Voronezh Regional Agency for support of small and medium businesses***

Location of the registered office: ***32 Srednemoskovskaya Street, Voronezh, 394000, Russia***
Mailing address: ***32 Srednemoskovskaya Street, Voronezh, 394000, Russia***
INN: ***3666041862***
The Issuer's interest in the charter (legal) capital of the legal entity: ***8.97 %***
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: ***8.97 %***
Voting shares percentage including these shares: ***8.97 %***

Members of the board of directors (supervisory board) of the organization:
Board of Directors (Supervisory Board) does not exist.
The person performing duties of the sole person executive body:
Vladimir B. Rostislavlin
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.32 Name of the legal entity: ***Limited Liability Company Newspaper Kommunar***
Location of the registered office: ***150 F.Engels Street, Tula, 300000, Russia***
Mailing address: ***150 F.Engels Street, Tula, 300000, Russia***
INN: ***7104015501\710601001***
The Issuer's interest in the charter (legal) capital of the legal entity: ***7 %***

Members of the board of directors (supervisory board) of the organization:
Board of Directors (Supervisory Board) does not exist.
The person performing duties of the sole person executive body:
Alexander M. Belyakov
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.33 Name of the legal entity: ***Public Joint-Stock Company Teleservice***
Location of the registered office: ***119 Leninski Prospekt, Voronezh, 394007, Russia***
Mailing address: ***68 Karl Marx Street, Voronezh, 394000, Russia***
INN: ***3661013974***
The Issuer's interest in the charter (legal) capital of the legal entity: ***6.6 %***
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: ***6.6 %***
Voting shares percentage including these shares: ***6.6 %***

Members of the board of directors (supervisory board) of the organization:
Mikhail V. Kollontay
Vadim V. Kudrev
Aleksey V. Petrov
Alexander V. Khaustovich
Evgeniy N. Kononov

The person performing duties of the sole person executive body:
Igor G. Korobko
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.34 Name of the legal entity: ***Private Joint-Stock Company Information Agency InformKurierSvyaz***
Location of the registered office: ***12 Klenovy boulevard, Moscow, 115470, Russia***
Mailing address: ***5a Delegatskaya Street, Moscow, 127091, Russia***
INN: ***7725038999***
The Issuer's interest in the charter (legal) capital of the legal entity: ***6.2 %***
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: ***6.2 %***
Voting shares percentage including these shares: ***6.2 %***

Members of the board of directors (supervisory board) of the organization:
Galina E. Monina
Elena K. Sidorovich
Oleg M. Mikhailov
Petr V. Mikhailevski
Vladimir S. Rombro
Yuriy B. Zubarev
Igor V. Ivanov
Antonina F. Nevstroeva
Georgiy G. Gavrilin

The person performing duties of the sole person executive body:
Galina E. Monina
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.35 Name of the legal entity: *Private Joint-Stock Company Lipetsk-Mobile*
Location of the registered office: *3 Oktyabrskaya Street, Lipetsk, 398059, Russia*
Mailing address: *3 Oktyabrskaya Street, Lipetsk, 398059, Russia*
INN: *4824010773*
The Issuer's interest in the charter (legal) capital of the legal entity: *5.91%*
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: *5.91%*
Voting shares percentage including these shares: *5.91%*

Members of the board of directors (supervisory board) of the organization:
William Krocker
Yuriy G. Vasilenko
Vladimir K. Somov
Cable Self Gart
Marian Tsrnyak

The person performing duties of the sole person executive body:
Vladimir K. Somov
Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.1.36 Name of the legal entity: *Public Joint-Stock Company Comset*
Location of the registered office: *7 Mayakovskogo Street, Stupino, Moscow region, 142800, Russia*
Mailing address: *7 Mayakovskogo Street, Stupino, Moscow region, 142800, Russia*
INN: *5045003473*
The Issuer's interest in the charter (legal) capital of the legal entity: *5.6 %*
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32 Law On Joint-Stock Companies: *5.6 %*
Voting shares percentage including these shares: *5.6 %*

Members of the board of directors (supervisory board) of the organization:
Sergey P. Belov
Dmitriy I. Ioanidi
Mikhail V. Komarov
Alexander N. Konin
Tatyana N. Tsyplakova
Alexander N. Sukhachev

The person performing duties of the sole person executive body:
Alexander N. Sukhachev

Members of the collective executive bodies of the organization:
Collective executive body does not exist

24.2 Daughter and affiliated companies of the Issuer:

24.2.1. Name of the entity: ***Limited Liability Company Telecom-Terminal***
Location of the registered office: ***13 Lenina Street, Ivanovo, 153000, Russia***
Mailing address: ***13 Lenina Street, Ivanovo, 153000, Russia*** *INN 3731033198*
The Issuer's interest in the charter capital of the entity: ***100 %***
The entity relation to the Issuer: ***daughter company***

24.2.2. Name of the entity: ***Limited Liability Company Mobilcom***
Location of the registered office: ***17 Mira Street, Vladimir, Russia***
Mailing address: ***17 Mira Street, Vladimir, Russia*** *INN 3302015376*
The Issuer's interest in the charter capital of the entity: ***100 %***
The entity relation to the Issuer: ***daughter company***

24.2.3. Name of the entity: ***Limited Liability Company Teleport-Ivanovo***
Location of the registered office: ***90 Tashkentskaya Street, Ivanovo, 153032, Russia***
Mailing address: ***90 Tashkentskaya Street, Ivanovo, 153032, Russia*** *INN 3731029642*
The Issuer's interest in the charter capital of the entity: ***100 %***
The entity relation to the Issuer: ***daughter company***

24.2.4. Name of the entity: ***Limited Liability Company "Телеком-Строй"***
Location of the registered office: ***6 2nd Minski Per., Ivanovo, 153017, Russia***
Mailing address: ***6 2nd Minski Per., Ivanovo, 153017, Russia*** *INN 3731033134*
The Issuer's interest in the charter capital of the entity: ***100 %***
The entity relation to the Issuer: ***daughter company***

24.2.5. Name of the entity: ***Limited Liability Company VladPage***
Location of the registered office: ***42 Gorkogo Street, Vladimir, Russia***
Mailing address: ***42 Gorkogo Street, Vladimir, Russia*** *INN 328414576*
The Issuer's interest in the charter capital of the entity: *75 %*
The entity relation to the Issuer: ***daughter company***

24.2.6. Name of the entity: ***Limited Liability Company Manufacturing Implementation Enterprise Svyaz-Service-Irga***
Location of the registered office: ***21 Esenina Street, Ryazan, 390046, Russia***
Mailing address: ***20 Lermontova Street, Office 12-13, Ryazan,390046, Russia*** *INN 6231010582*
The Issuer's interest in the charter capital of the entity: ***70 %***
The entity relation to the Issuer: ***daughter company***

24.2.7. Name of the entity: ***Private Joint-Stock Company Svyazproekt***
Location of the registered office: ***29 Narodnogo Opolchenia Street, Building 2, Moscow, 123154, Russia***
Mailing address: *29 Narodnogo Opolchenia Street, Building 2, Moscow, 123154, Russia* *INN7734006457*
The Issuer's interest in the charter capital of the entity: *53 %*
The entity relation to the Issuer: ***affiliated entity***

24.2.8. Name of the entity: ***Private Joint-Stock Company Moscow Telecommunications Company***
Location of the registered office: ***1-a Kolomenski Pr-d, Moscow, 115446, Russia***

Mailing address: ***33 Bolgina Street, Moscow, 117437, Russia*** *INN 7724020780*
The Issuer's interest in the charter capital of the entity: ***51 %***
The entity relation to the Issuer: ***daughter company***

24.2.9. Name of the entity: ***Limited Liability Company Vladimirski Payphone***
Location of the registered office: ***32-в Stroiteley Prospekt, Vladimir, Russia***
Mailing address: ***32-в Stroiteley Prospekt, Vladimir, Russia*** *INN 3302019910*
The Issuer's interest in the charter capital of the entity: ***51 %***
The entity relation to the Issuer: ***daughter company***

24.2.10. Name of the entity: ***Private Joint-Stock Company Telecom of the Ryazan region***
Location of the registered office: ***36 Svobody Street, Ryazan, 390006, Russia***
Mailing address: ***33 Uritskogo Street, Ryazan, 390000, Russia*** *INN 6231027018*
The Issuer's interest in the charter capital of the entity: ***50.9 %***
The entity relation to the Issuer: ***daughter company***

24.2.11. Name of the entity: ***Private Joint-Stock Company Vladimir Teleservice***
Location of the registered office: ***20 Gorokhovaya Street, Vladimir, Russia***
Mailing address: ***20 Gorokhovaya Street, Vladimir, Russia*** *INN 3328407272*
The Issuer's interest in the charter capital of the entity: ***50 %***
The entity relation to the Issuer: ***affiliated entity***

24.2.12. Name of the entity: ***Private Joint-Stock Company TeleRoss-Voronezh***
Location of the registered office: ***35 Revolution Prospekt, Voronezh, 394000, Russia***
Mailing address: ***25 Krasnoarmeiskaya Street, Voronezh, 394006, Russia***
INN 3666062774
The Issuer's interest in the charter capital of the entity: ***50 %***
The entity relation to the Issuer: ***affiliated entity***

24.2.13. Name of the entity: ***Private Joint-Stock Company Black-Soil Region Cellular Communications***
Location of the registered office: ***35 Prospekt Revolution, Voronezh, 394000, Russia***
Mailing address: ***25 Plekhanovskaya Street, Voronezh, 394018, Russia***
INN 3666016619
The Issuer's interest in the charter capital of the entity: ***45 %***
The entity relation to the Issuer: ***affiliated entity***

24.2.14. Name of the entity: ***Private Joint-Stock Company Kaluzhskaya Cellular Communications***
Location of the registered office: ***38 Teatralnaya Street, Kaluga, 248600, Russia***
Mailing address: ***85 Nikitina Street, Build. 2, Kaluga, 248600, Russia***
INN 4027019302
The Issuer's interest in the charter capital of the entity: ***42 %***
The entity relation to the Issuer: ***affiliated entity***

24.2.15. Name of the entity: ***Private Joint-Company Company Tverskaya cellular communications***
Location of the registered office: ***52 Radischeva Boulevardt, Tver, 170000, Russia***
Mailing address: ***52 Radischeva Boulevardt, Tver, 170000, Russia***
INN 6905012941\690501001
The Issuer's interest in the charter capital of the entity: ***40 %***
The entity relation to the Issuer: ***affiliated entity***

24.2.16. Name of the entity: ***Private Joint-Stock Company Ryazan cellular communications***

Location of the registered office: ***4 Televizionnaya Street, Ryazan, 390011, Russia***
Mailing address: ***4 Televizionnaya Street, Ryazan, 390011, Russia*** *INN 6230008213*
The Issuer's interest in the charter capital of the entity: ***40 %***
The entity relation to the Issuer: ***affiliated entity***

24.2.17. Name of the entity: ***Private Joint-Stock Company Smolenskaya Cellular Communications***
Location of the registered office: ***6 October Revolution Street, Smolensk, 214000, Russia***
Mailing address: ***6 October Revolution Street, Smolensk, 214000, Russia***
INN 6730011687
The Issuer's interest in the charter capital of the entity: ***40 %***
The entity relation to the Issuer: ***affiliated entity***

24.2.18. Name of the entity: ***Private Joint-Stock Company Bryanskie Cellular Networks***
Location of the registered office: ***44 Emlyutina Street, Bryansk, 241011, Russia***
Mailing address: ***44 Emlyutina Street, Bryansk, 241011, Russia*** *INN 3234027405*
The Issuer's interest in the charter capital of the entity: ***34.4 %***
The entity relation to the Issuer: ***affiliated entity***

24.2.19. Name of the entity: ***Private Joint-Stock Company Belgorodskaya cellular communications***
Location of the registered office: ***3 Revolution Square, Belgorod, 308800, Russia***
Mailing address: ***35 Kostyukova Street, Belgorod, 308800, Russia*** *INN 3124017556*
The Issuer's interest in the charter capital of the entity: ***30 %***
The entity relation to the Issuer: ***affiliated entity***

24.2.20. Name of the entity: ***Private Stock Company Radiopaging Incorporated Company***
Location of the registered office: ***29 Narodnogo Opolchenia Street, Building 2, Moscow, 123154, Russia***
Mailing address: ***29 Narodnogo Opolchenia Street, Building 2, Moscow, 123154, Russia***
INN 7734006436
The Issuer's interest in the charter capital of the entity: ***30 %***
The entity relation to the Issuer: ***affiliated entity***

24.2.21. Name of the entity: ***Limited Liability Company Rating***
Location of the registered office: ***123 Lenina Prospekt, Office 403, Obninsk, Kaluga region, 249035, Russia***
Mailing address: ***123 Lenina Prospekt, Office 403, Obninsk, Kaluga region, 249035, Russia***
INN 4025024762
The Issuer's interest in the charter capital of the entity: *29.39 %*
The entity relation to the Issuer: ***affiliated entity***

24.2.22. Name of the entity: ***Public Joint-Stock Company telecommunications Company RINFOTELS***
Location of the registered office: ***43 Esenina Street, Ryazan, 390023, Russia***
Mailing address: ***43 Esenina Street, Ryazan, 390023, Russia***
INN 6231009386
The Issuer's interest in the charter capital of the entity: *26 %*
The entity relation to the Issuer: ***affiliated entity***

24.2.23. Name of the entity: ***Limited Liability Company Tver-Telecom***
Location of the registered office: *24 Novotorzhskaya Street, Tver, 170000, Russia*
Mailing address: *24 Novotorzhskaya Street, Tver, 170000, Russia*
INN 6905050312\690501001
The Issuer's interest in the charter capital of the entity: *26 %*

The entity relation to the Issuer: *affiliated entity*
24.2.24. Name of the entity: ***(Public) Joint-Stock Company Kaluzhskiy Gas and Energy stock bank Gasenergobank***
Location of the registered office: ***4 Plekhanova Street, Kaluga, 248030, Russia***
Mailing address: ***4 Plekhanova Street, Kaluga, 248030, Russia***
INN ***4026006420***
The Issuer's interest in the charter capital of the entity: ***31 %***
The entity relation to the Issuer: *affiliated entity*

24.2.25. Name of the entity: ***Limited Liability Company Trunksvyaz***
Location of the registered office: ***14 Plekhanovskaya Street, Voronezh, 394018, Russia***
Mailing address: ***14 Plekhanovskaya Street, Voronezh, 394018, Russia***
INN 3666062069
The Issuer's interest in the charter capital of the entity: ***25 %***
The entity relation to the Issuer: *affiliated entity*

25. For businesses: interests of all legal entities in which the Issuer holds at least 5% of the charter capital (for joint-stock companies – also at least 5% of voting shares), as well as interests of senior officers of those entities, in the Issuer's charter capital.

25.1. Name of the entity: ***Limited Liability Company Mobilcom***
Location of the registered office: ***17 Mira Street, Vladimir, Russia***
Mailing address: ***17 Mira Street, Vladimir, Russia***
The Issuer's interest in the charter capital of the entity: ***100 %***
The entity's interest in the charter capital of the Issuer: ***no interest***

Senior officers:

25.1.1. ***Alexander G. Udalov***
The person's powers: The sole person executive body
The person's interest in the charter capital of the Issuer: ***0.000189 %***
Voting share percentage: ***0.000051%***

25.2. Name of the entity: ***Private Joint-Stock Company Moscow Telecommunications Company***
Location of the registered office: ***1-a Kolomenski Pr-d, Moscow, 115446, Russia***
Mailing address: ***1-a Kolomenski Pr-d, Moscow, 115446, Russia***
The Issuer's interest in the charter capital of the entity: ***51 %***
The entity's interest in the charter capital of the Issuer: ***no interest***

Senior officers:

25.2.1. ***Ruben A. Amaryan***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.009048 %***
Voting shares percentage: ***0.012213%***

25.2.2. ***Andrey V. Galaev***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.000023 %***
Voting shares percentage: ***0.000032%***

25.2.3. ***Nikolay V. Mezhuev***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.000048 %***
Voting shares percentage: ***0.000063%***

25.3. Name of the entity: ***Limited Liability Company Vladimirski Payphone***
Location of the registered office: ***32-a Stroiteley Prospekt, Vladimir, Russia***
Mailing address: ***32-a Stroiteley Prospekt, Vladimir, Russia***
The Issuer's interest in the charter capital of the entity: ***51 %***
The entity's interest in the charter capital of the Issuer: ***no interest***

Senior officers:

25.3.1. ***Vladimir I. Yurkin***
The person's powers: The sole person executive body
The person's interest in the charter capital of the Issuer: ***0.00002 %***
Voting shares percentage: ***0.00003%***

25.4. Name of the entity: ***Private Joint-Stock Company Telecom of the Ryazan region***
Location of the registered office: ***36 Svobody Street, Ryazan, 390006, Russia***
Mailing address: ***33 Uritskogo Street, Ryazan, 390000, Russia***
The Issuer's interest in the charter capital of the entity: ***50.9 %***
The entity's interest in the charter capital of the Issuer: ***no interest***

Senior officers:

25.4.1. ***Vladimir N. Shevnev***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.030336 %***
Voting shares percentage:***0,037685%***
25.4.2. ***Valeriy P. Melkov***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.02547 %***
Voting share percentage: ***0.033066%***

25.4.3. ***Ivan F. Nikanorov***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.02116 %***
Voting shares percentage: ***0.026629%***

25.4.4. ***Petr N. Varseev***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.00062 %***
Voting share percentage: ***0.000408%***

25.4.5. ***Olga V. Tulyupa***
The person's powers: ***Member of the collective executive body***
The person's interest in the charter capital of the Issuer: ***0.00236 %***
Voting share percentage: ***0.003148%***

25.5. Name of the entity: ***Private Joint-Stock Company TeleRoss-Voronezh***
Location of the registered office: ***35 Revolution Prospekt, Voronezh, 394000, Russia***
Mailing address: ***25 Krasnoarmeiskaya Street, Voronezh, 394006, Russia***
The Issuer's interest in the charter capital of the entity: ***50 %***
The entity's interest in the charter capital of the Issuer: ***no interest***

Senior officers:

25.5.1. ***Alexander Khaustovich***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.10293 %***
Voting shares percentage: ***0.133398%***

25.6. Name of the entity: ***Private Joint-Stock Company Vladimir Teleservice***
Location of the registered office: ***20 Gorokhovaya Street, Vladimir, Russia***
Mailing address: ***20 Gorokhovaya Street, Vladimir, Russia***
The Issuer's interest in the charter capital of the entity: ***50 %***
The entity's interest in the charter capital of the Issuer: ***no interest***

Senior officers:

25.6.1. ***Anatoliy E. Brekhov***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.043098 %***
Voting shares percentage: ***0.055643%***

25.7. Name of the entity: ***Private Joint-Stock Company Black-Soil Region Cellular Communications***
Location of the registered office: ***35 Prospekt Revolution, Voronezh, 394000, Russia***
Mailing address: ***25 Plekhanovskaya Street, Voronezh, 394018, Russia***
The Issuer's interest in the charter capital of the entity: ***45 %***
The entity's interest in the charter capital of the Issuer: ***no interest***

Senior officers:

25.7.1. ***Alexander V. Khaustovich***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.10293 %***
Voting shares percentage: ***0.133398%***
25.7.2. ***Grigoriy N. Kuzmenko***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.033375 %***
Voting shares percentage:***0,042998%***

25.7.3. ***Anatoliy V. Maslov***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.02357 %***
Voting shares percentage: ***0.028622%***

25.7.4. ***Valeriy G. Nikolaev***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.04712 %***
Voting share percentage: ***0.061896%***

25.7.5. ***Ivan Dm. Makhov***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.007099 %***
Voting shares percentage: ***0.008834%***

25.8. Name of the entity: ***Private Joint-Stock Company Kaluzhskaya Cellular Communications***
Location of the registered office: ***38 Teatralnaya Street, Kaluga, 248600, Russia***
Mailing address: ***85 Nikitina Street, Build. 2, Kaluga, 248600, Russia***
The Issuer's interest in the charter capital of the entity: ***42 %***
The entity's interest in the charter capital of the Issuer: ***no interest***

Senior officers:

25.8.1. ***Olga N. Gurkova***
The person's powers: Member of the board of directors (supervisory board)

The person's interest in the charter capital of the Issuer: ***0.000709 %***
Voting share percentage: ***0.000282%***

25.9. Name of the entity: ***Private Joint-Stock Company Ryazan cellular communications***
Location of the registered office: ***4 Televizionnaya Street, Ryazan, 390011, Russia***
Mailing address: ***4 Televizionnaya Street, Ryazan, 390011, Russia***
The Issuer's interest in the charter capital of the entity: ***40 %***
The entity's interest in the charter capital of the Issuer: ***no interest***

Senior officers:

25.9.1. ***Valeriy P. Melkov***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.02547 %***
Voting shares percentage: ***0.033066%***

25.9.2. ***Anatoliy V. Maslennikov***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.001214 %***
Voting share percentage: ***0.001214 %***

25.9.3. ***Vladimir N. Shevnev***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.030356 %***
Voting share percentage: ***0.037685%***

25.10. Name of the entity: ***Private Joint-Company Company Tverskaya cellular communications***
Location of the registered office: ***52 Radischeva Street, Tver, 170000, Russia***
Mailing address: ***52 Radischeva Street, Tver, 170000, Russia***
The Issuer's interest in the charter capital of the entity: ***40 %***
The entity's interest in the charter capital of the Issuer: ***no interest***

Senior officers:

25.10.1. ***Vitaliy S. Kostenko***
The person's powers: The sole person executive body
The person's interest in the charter capital of the Issuer: ***0.05089 %***
Voting shares percentage: ***0.067823%***

25.10.2. ***Evgeniy I. Savenkov***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.2592 %***
Voting shares percentage: ***0.342578%***

25.10.3. ***Mikhail M. Ozhog***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.00243 %***
Voting shares percentage: ***0.001195%***

25.11. Name of the entity: ***Private Joint-Stock Company Bryanskie Cellular Networks***
Location of the registered office: ***44 Emlyutina Street, Bryansk, 241011, Russia***
Mailing address: ***44 Emlyutina Street, Bryansk, 241011, Russia***
The Issuer's interest in the charter capital of the entity: ***34.4 %***
The entity's interest in the charter capital of the Issuer: ***no interest***

Senior officers:

25.11.1. ***Vasiliy A. Gapeenko***

The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.00415 %***
Voting shares percentage: ***0.00554%***

25.12. Name of the entity: ***Private Joint-Stock Company Belgorodskaya cellular communications***
Location of the registered office: ***35 Kostyukova Street, Belgorod, 308800, Russia***
Mailing address: ***35 Kostyukova Street, Belgorod, 308800, Russia***
The Issuer's interest in the charter capital of the entity: ***30 %***
The entity's interest in the charter capital of the Issuer: ***no interest***

Senior officers:

25.12.1. ***Grigoriy N. Kuzmenko***

The person's powers: ***Member of the collective executive body***
The person's interest in the charter capital of the Issuer: ***0.033375 %***
Voting share percentage: ***0.042998%***

25.13. Name of the entity: ***Limited Liability Company Rating***
Location of the registered office: ***123 Lenina Prospekt, Office 403, Obninsk, Kaluga region, 249035, Russia***
Mailing address: ***123 Lenina Prospekt, Office 403, Obninsk, Kaluga region, 249035, Russia***
The Issuer's interest in the charter capital of the entity: ***29.39 %***
The entity's interest in the charter capital of the Issuer: ***no interest***

Senior officers:

25.13.1. ***Vladimir A. Korsunov***

The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.06398 %***
Voting share percentage: ***0.080157%***

25.13.2. ***Vladimir L. Zheltukhin***

The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.001108 %***
Voting share percentage: ***0.000282%***

25.14. Name of the entity: ***Limited Liability Company Tver-Telecom***
Location of the registered office: ***24 Novotorzhskaya Street, Tver, 170000, Russia***
Mailing address: ***24 Novotorzhskaya Street, Tver, 170000, Russia***
The Issuer's interest in the charter capital of the entity: ***26 %***
The entity's interest in the charter capital of the Issuer: ***no interest***

Senior officers:

25.14.1. ***Vitaliy S. Kostenko***

The person's powers: The sole person executive body
The person's interest in the charter capital of the Issuer: ***0.05089 %***
Voting shares percentage: ***0.067823%***

25.15. Name of the entity: ***Public Joint-Stock Company Telecommunications Company Rinfotels***
Location of the registered office: ***43 Esenina Street, Ryazan, 390023, Russia***
Mailing address: ***43 Esenina Street, Ryazan, 390023, Russia***
The Issuer's interest in the charter capital of the entity: ***26 %***

Voting share percentage:*26%*
The entity's interest in the charter capital of the Issuer: ***0.00109 %***
Voting shares percentage except shares acquiring voting rights pursuant to item 4 Article 32, Law On Joint-Stock Companies: ***0,001452%***
Voting shares percentage, including those shares: ***0.001452%***

Senior officers:

25.15.1. ***Sergey V. Bobylev***
The person's powers: The sole person executive body
The person's interest in the charter capital of the Issuer: ***0.00041 %***
Voting share percentage: ***0.000214%***

25.15.2. ***Igor M. Maizels***
The person's powers: ***Member of the collective executive body***
The person's interest in the charter capital of the Issuer: ***0.00046 %***
Voting shares percentage: ***0.000187%***

25.15.3. ***Valeriy P. Melkov***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.02547 %***
Voting shares percentage: ***0.03306%***

25.15.4. ***Vladimir N. Shevnev***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.030356 %***
Voting shares percentage: ***0.037685%***

25.16. Name of the entity: ***Kaluzhskiy Gas and Energy stock bank Gasenergobank (Public Joint-Stock Company)***
Location of the registered office: ***4 Plekhanova Street, Kaluga, 248030, Russia***
Mailing address: ***4 Plekhanova Street, Kaluga, 248030, Russia***
The Issuer's interest in the charter capital of the entity: ***25.21 %***
The entity's interest in the charter capital of the Issuer: ***no interest***

Senior officers:

25.16.1. ***Vladimit M. Ledkov***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.16273 %***
Voting share percentage: ***0.21479%***

25.17. Name of the entity: ***Private Joint-Stock Company Oskoltelecom***
Location of the registered office: ***34 Solnechny township, Stary Oskol, Belgorod region, Russia***
Mailing address: ***34 Solnechny township, Stary Oskol, Belgorod region, Russia***
The Issuer's interest in the charter capital of the entity: ***12.408 %***
The entity's interest in the charter capital of the Issuer: ***no interest***

Senior officers:

25.17.1. ***Grigoriy N. Kuzmenko***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.033375 %***
Voting shares percentage: ***0.042998%***

25.17.2. ***Mikhail S. Umanski***

The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.035116 %***
Voting shares percentage: ***0.045722%***

25.17.3. ***Vladimir P. Konovalov***

The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.030683 %***
Voting shares percentage: ***0.040141%***

25.18. Name of the entity: ***Private Joint-Stock Company NTC Comset***
Location of the registered office: ***7 Zeleny pr., Moscow, 111141, Russia***
Mailing address: ***7 Zeleny pr., Moscow, 111141, Russia***
The Issuer's interest in the charter capital of the entity: ***11.09 %***
The entity's interest in the charter capital of the Issuer: ***no interest***

Senior officers:

15.18.1. ***Ruben A. Amaryan***

The person's powers: Member of the board of directors (supervisory board)
The person's interest the charter capital of the Issuer: ***0.009159 %***
Voting share percentage:***0,012213%***

25.19. Name of the entity: ***Private Joint-Stock Company Optimum-svyaz***
Location of the registered office: ***116/1 Esenina Street, office 704, Ryazan, 390046, Russia***
Mailing address: ***116/1 Esenina Street, office 704, Ryazan, 390046, Russia***
The Issuer's interest in the charter capital of the entity: ***10 %***
The entity's interest in the charter capital of the Issuer: ***no interest***

Senior officers:

25.19.1. ***Vladimir N. Shevnev***

The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.030356 %***
Voting shares percentage: ***0.037685%***

25.20. Name of the entity: ***Public Joint-Stock Company Kaluzhski Registration Center***
Location of the registered office: ***9 Stary Torg Square, Kaluga, 248630, Russia***
Mailing address: ***subscriber box 32, Kaluga, 248000, Russia***
The Issuer's interest in the charter capital of the entity: ***9.87 %***
The entity's interest in the charter capital of the Issuer: ***no interest***

Senior officers:

25.20.1. ***Vladimir A. Savseris***

The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.01587 %***
Voting shares percentage: ***0.02116%***

25.21. Name of the entity: ***Public Joint-Stock Company Teleservice***
Location of the registered office: ***119 Leninski Prospekt, Voronezh, 394007, Russia***
Mailing address: ***68 Karl Marx Street, Voronezh, 394000, Russia***
The Issuer's interest in the charter capital of the entity: ***6.6 %***
The entity's interest in the charter capital of the Issuer: ***no interest***

Senior officers:

15.21.1. ***Alexander V. Khaustovich***

The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: *0.10293 %*
Voting share percentage: *0.133398*

25.22. Name of the entity: ***Private Joint-Stock Company Information Agency InformKurierSvyaz***
Location of the registered office: ***12 Klenovy boulevard, Moscow, 115470, Russia***
Mailing address: ***5a Delegatskaya Street, Moscow, 127091, Russia***
The Issuer's interest in the charter capital of the entity: ***6.2 %***
The entity's interest in the charter capital of the Issuer: ***no interest***

Senior officers:

15.22.1. ***Elena K. Sidorovich***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.000201 %***
Voting share percentage: ***0.00027%***

25.23. Name of the entity: ***Private Joint-Stock Company Lipetsk-Mobile***
Location of the registered office: ***3 Oktyabrskaya Street, Lipetsk, 398059, Russia***
Mailing address: ***3 Oktyabrskaya Street, Lipetsk, 398059, Russia***
The Issuer's interest in the charter capital of the entity: ***5.91 %***
The entity's interest in the charter capital of the Issuer: ***no interest***

Senior officers:

15.23.1. ***Vladimir K. Somov***
The person's powers: The sole person executive body
The person's interest in the charter capital of the Issuer: ***0.05818 %***
Voting shares percentage: ***0.07278%***

15.23.2. ***Yuriy G. Vasilenko***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.001477 %***
Voting shares percentage: ***0.001052%***

25.24. Name of the entity: ***Public Joint-Stock Company Comset***
Location of the registered office: ***7 Mayakovskogo Street, Stupino, Moscow region, 142800, Russia***
Mailing address: ***7 Mayakovskogo Street, Stupino, Moscow region, 142800, Russia***
The Issuer's interest in the charter capital of the entity: ***5.6 %***
The entity's interest in the charter capital of the Issuer: ***no interest***

Senior officers:

25.24.1. ***Dmitriy I. Ioanidi***
The person's powers: Member of the board of directors (supervisory board)
The person's interest in the charter capital of the Issuer: ***0.011216 %***
Voting shares percentage: ***0.013371%***

26. Other affiliated persons of the Issuer:
26.1 Name of the organization: ***Dagestan (Public) Joint-Stock Company for communications and informatics***
Location of registered office: ***1 Lenin Prospekt, Makhachkala, 367012, Republic of Dagestan, Russia***
Mailing address: ***1 Lenin Prospekt, Makhachkala, 367012, Republic of Dagestan, Russia***

INN: *500000016*
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***
Interests of persons performing the duties of the sole person executive body, members of the collective executive bodies, members of the board of directors (supervisory board) in the Issuer's charter capital: ***no stakes***
Percentage of the voting shares held by the said persons: ***no***

26.2 Name of the organization: ***(Public) Joint-Stock Company VolgaTelecom***
Location of registered office: ***Communications House, Maxima Gorkogo Square, Nizhniy Novgorod, 603000, Russia***
Mailing address: ***Communications House, Maxima Gorkogo Square, Nizhniy Novgorod, 603000, Russia***
INN: *5260901817*
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***
Interests of persons performing the duties of the sole person executive body, members of the collective executive bodies, members of the board of directors (supervisory board) in the Issuer's charter capital: ***no stakes***
Percentage of the voting shares held by the said persons: ***no***

26.3 Name of the organization: ***(Public) Joint-Stock Company Giprosvyaz***
Location of registered office: ***11 Third Khoroshevskaya Street, Moscow, 123298, Russia***
Mailing address: ***11 Third Khoroshevskaya Street, Moscow, 123298, Russia***
INN: *7734199657*
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***
Interests of persons performing the duties of the sole person executive body, members of the collective executive bodies, members of the board of directors (supervisory board) in the Issuer's charter capital: ***no stakes***
Percentage of the voting shares held by the said persons: ***no***

26.4 Name of the organization: ***(Public) Joint-Stock Company Far-Eastern Telecommunications Company***
Location of registered office: ***57 Svetlinskaya Street, Vladovostok, 690600, Russia***
Mailing address: ***57 Svetlinskaya Street, Vladovostok, 690600, Russia***
INN: *2540014227*
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***
Interests of persons performing the duties of the sole person executive body, members of the collective executive bodies, members of the board of directors (supervisory board) in the Issuer's charter capital: ***no stakes***
Percentage of the voting shares held by the said persons: ***no***

26.5 Name of the organization: ***(Public) Joint-Stock Company Kostromskaya City Telephone Network***
Abbreviated name: ***JSC KGTS***
INN: *4401006871*
Location of registered office: ***6 Gagarin Street, Kostroma, 156023, Russia***
Mailing address: ***6 Gagarin Street, Kostroma, 156023, Russia***
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***
Interests of persons performing the duties of the sole person executive body, members of the collective executive bodies, members of the board of directors (supervisory board) in the Issuer's charter capital: ***no stakes***

Percentage of the voting shares held by the said persons: ***no***

26.6 Name of the organization: ***(Public) Joint-Stock Company Lensvyaz***
Abbreviated name: ***JSC Lensvyaz***
Location of registered office: ***61 Bolshaya Morskaya Street, Saint-Petersburg, 190000, Russia***
Mailing address: ***61 Bolshaya Morskaya Street, Saint-Petersburg, 190000, Russia***
INN: ***7812012500***
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***
Interests of persons performing the duties of the sole person executive body, members of the collective executive bodies, members of the board of directors (supervisory board) in the Issuer's charter capital: ***no stakes***
Percentage of the voting shares held by the said persons: ***no***

26.7 Name of the organization: ***(Public) Joint-Stock Company Moscow Metropolitan Telephone Network***
Abbreviated name: ***JSC MGTS***
Location of registered office: ***6 Degtiarny Pereulok, Building 2, Moscow, 103804, Russia***
Mailing address: ***12 Petrovski Boulevard, building 3, Moscow, 103051, Russia***
INN: ***7710016640***
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***
Interests of persons performing the duties of the sole person executive body, members of the collective executive bodies, members of the board of directors (supervisory board) in the Issuer's charter capital: ***no stakes***
Percentage of the voting shares held by the said persons: ***no***

26.8 Name of the organization: ***(Public) Joint-Stock Company North-West Telecom***
Abbreviated name: ***JSC North-West Telecom***
Location of registered office: ***24 Bolshaya Morskaya Street, Saint-Petersburg, 191186, Russia***
Mailing address: ***24 Bolshaya Morskaya Street, Saint-Petersburg, 191186, Russia***
INN: ***7808020593***
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***
Interests of persons performing the duties of the sole person executive body, members of the collective executive bodies, members of the board of directors (supervisory board) in the Issuer's charter capital: ***no stakes***
Percentage of the voting shares held by the said persons: ***no***

26.9 Name of the organization: ***(Public) Joint-Stock Company Sibirtelecom***
Abbreviated name: ***JSC Sibirtelecom***
Location of registered office: ***5 Lenin Street, Novosibirsk, 630099, Russia***
Mailing address: ***5 Lenin Street, Novosibirsk, 630099, Russia***
INN: ***5407127828***
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***
Interests of persons performing the duties of the sole person executive body, members of the collective executive bodies, members of the board of directors (supervisory board) in the Issuer's charter capital: ***no stakes***
Percentage of the voting shares held by the said persons: ***no***

26.10 Name of the organization: ***(Public) Joint-Stock Company Central Telegraph***
Abbreviated name: ***JSC Central Telegraph***

Location of registered office: ***7 Tverskaya Street, Moscow, 103375, Russia***
Mailing address: ***7 Tverskaya Street, Moscow, 103375, Russia***
INN: ***7710146208***
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***
Interests of persons performing the duties of the sole person executive body, members of the collective executive bodies, members of the board of directors (supervisory board) in the Issuer's charter capital: ***no stakes***
Percentage of the voting shares held by the said persons: ***no***

26.11 Name of the organization: ***(Public) Joint-Stock Company Southern Telecommunications Company***
Abbreviated name: ***JSC UTK***
Location of registered office: ***66 Karasunskaya Street, Krasnodar, 350000, Russia***
Mailing address: ***66 Karasunskaya Street, Krasnodar, 350000, Russia***
INN: ***2308025192***
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***
Interests of persons performing the duties of the sole person executive body, members of the collective executive bodies, members of the board of directors (supervisory board) in the Issuer's charter capital: ***no stakes***
Percentage of the voting shares held by the said persons: ***no***

26.12 Name of the organization: ***(Public) Joint-Stock Company Long-distance and International Telecommunications Rostelecom***
Abbreviated name: ***OJSC Rostelecom***
Location of registered office: ***5 Delegatskaya Street, Moscow, 103091, Russia***
Mailing address: ***5 Delegatskaya Street, Moscow, 103091, Russia***
INN: ***7707049388***
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***
Interests of persons performing the duties of the sole person executive body, members of the collective executive bodies, members of the board of directors (supervisory board) in the Issuer's charter capital: ***no stakes***
Percentage of the voting shares held by the said persons: ***no***

26.13 Name of the organization: ***(Public) Joint-Stock Company Uralsvyazinform***
Abbreviated name: ***JSC Uralsvyazinform***
Location of registered office: ***68 Lenin Street, Perm, 614096, Russia***
Mailing address: ***68 Lenin Street, Perm, 614096, Russia***
INN: ***5902183094***
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***
Interests of persons performing the duties of the sole person executive body, members of the collective executive bodies, members of the board of directors (supervisory board) in the Issuer's charter capital: ***no stakes***
Percentage of the voting shares held by the said persons: ***no***

27. Share (interest) of the Issuer in the charter (legal) capital of affiliated legal persons:
see items 24, 25, and 26 above.

28. Share of affiliated persons of the Issuer and their founders' and officers' share in the Issuer's legal capital
see items 24, 25, and 26

29. Legal entities and persons holding 5 and more percent of votes in the supreme governing body of the Issuer.

Name: *JSC Investitsionnaya Kompania Svyazi*
Percentage: *50.7%*

Name: *Russian Federal Property Fund*
Percentage: *9.6%*

Name: *Private Joint-Stock Company Depositary-Clearing Company*
Percentage: *8.469 %*

Name: *ING Bank (Eurasia) ZAO (Private Joint-Stock Company)*
Percentage: *8.1457 %*

30. Participation of the Issuer in industrial, banking, financial groups, holdings, concerns, and associations.

Organization: *Association of operators providing telecommunications services by way of public payphones, equipment manufacturers, research and development institutes, design and implementation institutions in telecommunications industry (ATO).*
Role and functions of the Issuer in the organization: *Member of the association. Functions as provided by the Charter of ATO. Membership in the association shows intentions and agreement of members of association to coordinate their effort with those of other members in deployment, development and operation of payphone network in accordance with the Charter of ATO.*

Organization: *Association of operators of federal business service Iskra.*
Role and functions of the Issuer in the organization: *Member of the association. Making use of Iskra network services.*

Organization: *Association of joint-stock telecommunications companies of the Central Black-Soil area of Russia.*
Role and functions of the Issuer in the organization: *Co-founder of a not-for-profit organization - Association of joint-stock telecommunications companies of the Central Black-Soil area of Russia. The association was established by telecommunications enterprises based on equality of its members in order to coordinate their activities in the Central Black-Soil area of Russia to pursue a consistent policy in development of telecom systems and facilities in the coverage areas, to provide assistance to members in efficient fund raising and appropriation of financial resources to implement federal, regional and local programs and projects, and protect their interests in relationships with state authorities and bodies, businesses and other agents.*

Organization: *Association of operators of CDMA networks.*
Role and functions of the Issuer in the organization: *Functions according to the charter.*

Organization: *Association of quality of service control in telecommunications and informatics – International Congress of quality in telecommunications.*
Role and functions of the Issuer in the organization: *Member of the association. The association arranges and conducts an annual International congress Quality of new millennium telecommunications.*

Organization: *International association of cellular operators GSM MoU.*
Role and functions of the Issuer in the organization: *Member of the association. Functions according to the charter.*

Organization: ***Association of Russian GSM operators.***
Role and functions of the Issuer in the organization: ***Member of the association. Functions according to the charter.***

Organization: ***Association document transmission providers.***
Role and functions of the Issuer in the organization: ***Member of the association. Participation in rollout of document transmission services.***

31. Branches and representative offices of the Issuer
Name of the regional branch: ***Belsvyaz - a subsidiary of JSC CenterTelecom***
Location of registered office: ***3 Revolution Square, Belgorod, 308000, Russia***
Mailing address: ***3 Revolution Square, Belgorod, 308000, Russia***
Chief executive: ***Mr. Grigoriy N. Kuzmenko***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Bryansksvyazinform - a subsidiary of JSC CenterTelecom***
Location of registered office: ***9 Karl Marx Square, Bryansk, 241000, Russia***
Mailing address: ***9 Karl Marx Square, Bryansk, 241000, Russia***
Chief executive: ***Mr. Vasiliy A. Gapeenko***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Elektrosvyaz of the Vladimir region - a subsidiary of JSC CenterTelecom***
Location of registered office: ***42 Gorkogo Street, Vladimir, 600000, Russia***
Mailing address: ***42 Gorkogo Street, Vladimir, 600000, Russia***
Chief executive: ***Mr. Anatoliy N. Korovin***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Voronezhsvyazinform - a subsidiary of JSC CenterTelecom***
Location of registered office: ***35 Revolution Prospekt, Voronezh, 394000, Russia***
Mailing address: ***35 Revolution Prospekt, Voronezh, 394000, Russia***
Chief executive: ***Mr. Alexander V. Khaustovich***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Ivtelecom - a subsidiary of JSC CenterTelecom***
Location of registered office: ***1 The Tenth of August Street, Ivanovo, 153000, Russia***
Mailing address: ***1 The Tenth of August Street, Ivanovo, 153000, Russia***
Chief executive: ***Mr. Gennadiy P. Brusentsev***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Kaluzhskiy subsidiary of JSC CenterTelecom***
Location of registered office: ***38 Teatralnaya Street, Kaluga, 248600, Russia***
Mailing address: ***38 Teatralnaya Street, Kaluga, 248600, Russia***
Chief executive: ***Mr. Vladislav M. Ledkov***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Kostroma telecom - a subsidiary of JSC CenterTelecom***
Location of registered office: ***1 Podlipaeva Street, Kostroma, 156961, Russia***
Mailing address: ***1 Podlipaeva Street, Kostroma, 156961, Russia***

Chief executive: ***Mr. Andrey V. Saprykin***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Kurskiy subsidiary of JSC CenterTelecom***
Location of registered office: ***8 Krasnaya Square, Kursk, 305000, Russia***
Mailing address: ***8 Krasnaya Square, Kursk, 305000, Russia***
Chief executive: ***Mr. Anatoliy V. Maslov***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Lipetskelektrosvyaz - a subsidiary of JSC CenterTelecom***
Location of registered office: ***61 Oktyabrskaya Street, Lipetsk, 398000, Russia***
Mailing address: ***61 Oktyabrskaya Street, Lipetsk, 398000, Russia***
Chief executive: ***Mr. Valeriy G. Nikolaev***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Moscow subsidiary of JSC CenterTelecom***
Location of registered office: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***
Mailing address: ***29 Narodnogo Opolchenia Street, Building 2, Moscow, 123154, Russia***
Chief executive: ***Mr. Nikolay V. Mezhuev***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Orlovskiy subsidiary of JSC CenterTelecom***
Location of registered office: ***43 Lenin Street, Orel, 302000, Russia***
Mailing address: ***43 Lenin Street, Orel, 302000, Russia***
Chief executive: ***Mr. Ivan Dm. Makhov***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Ryazanskiy subsidiary of JSC CenterTelecom***
Location of registered office: ***43 Schedrina Street, Ryazan, 390006, Russia***
Mailing address: ***43 Schedrina Street, Ryazan, 390006, Russia***
Chief executive: ***Mr. Vladimir N. Shevnev***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Smolensktelecom - a subsidiary of JSC CenterTelecom***
Location of registered office: ***6 October Revolution Street, Smolensk, 214000, Russia***
Mailing address: ***6 October Revolution Street, Smolensk, 214000, Russia***
Chief executive: ***Mr. Nikolay F. Chugunkov***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Tambovskaya Elektrosvyaz - a subsidiary of JSC CenterTelecom***
Location of registered office: ***2B Astrakhanskaya Street, Tambov, 392002, Russia***
Mailing address: ***2B Astrakhanskaya Street, Tambov, 392002, Russia***
Chief executive: ***Mr. Sergey M. Klychev***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Tverskoy subsidiary of JSC CenterTelecom***
Location of registered office: ***24 Novotorzhskaya Street, Tver, 170000, Russia***
Mailing address: ***24 Novotorzhskaya Street, Tver, 170000, Russia***
Chief executive: ***Mr. Evgeniy I. Savenkov***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Tulatelecom - a subsidiary of JSC CenterTelecom***
Location of registered office: ***33 Lenin Prospekt, Tula, 300000, Russia***
Mailing address: ***33 Lenin Prospekt, Tula, 300000, Russia***
Chief executive: ***Mr. Yuriy N. Lepikhov***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Yartelecom - a subsidiary of JSC CenterTelecom***
Location of registered office: ***22 Kosomolskaya Street, Yaroslavl, 150000, Russia***
Mailing address: ***22 Kosomolskaya Street, Yaroslavl, 150000, Russia***
Chief executive: ***Mr. Vladimir F. Korolkov***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

32. Number of the Issuer's employees

Average number of the Issuer's employees on the payroll, including those employed by the Issuer's branches and offices, over the reported period: ***69,940***

Description	Year	Year	Year
	2000	2001	2002
Average workforce (number of employees)	13,357	13,857	76,564
Total payroll (RUR in thousands)	704,638	964,042	4,041,131
Total amount allocated to social service (RUR in thousands)	271,397	1,166,715	1,395,196
Total amount spent (RUR in thousands)	742,838	991,173	4,339,517

**** the data shown taking into account the reorganization completed in 2002 (merger)***

33. Background, description of core operations, assessment of the competitive environment, analysis of the industry development trends.

33.1. Background and operations of the Issuer.

JSC CenterTelecom is a tier 1 telecommunications operator in the Center of Russia's European part.

The company was established on October 1, 1886. At that time in the territory of Ryazan and Moscow provinces of the Russian Empire a postal and telegraph district was set up performing duties of a communications operator. On May 12, 1890 the district was merged with the Moscow countryside telephone network. Since then the Moscow region operator provides the whole range of customer communications services. In 1994 the postal service was separated, and in the course of privatization the company was reorganized into a joint-stock company. As of December 1, 2002 the service area of CenterTelecom includes 17 regions of the Central and Central Black-Soil parts of the Russian Federation. Regional operators of these parts became CenterTelecom's regional branches.

CenterTelecom is one of Russia's largest fixed-line operators and according to estimates of the company's analysts accounts for 20% of the total revenues and 24% of the access lines of operators-members of Svyazinvest holding. The company operates over 6 million access lines, owning telecommunications infrastructure in the most densely populated federal district of the Russian Federation with over 20% of Russia's total population living in the district featuring a well-developed industry, innovation sphere, agriculture.

CenterTelecom's customers in the 17 constituent entities of the Russian Federation are governmental bodies, general public and a vast majority of businesses. CenterTelecom

possesses licenses to provide a wide range of services: traditional POTS, Internet access, data, on-air and cable TV, wireline and UHF radio broadcasting, trunking, lease of circuits and other resources, PSTN interconnection.
Maintaining a dominant position in the traditional service sector the company enjoys a bright business development outlook, as the demand for its service is running well ahead of the supply.
The company dynamically develops its network based on state-of-the-art technologies, deploying in all the regions in the service area fiber-optic links, SDH and ATM networks, new radio access systems.
CenterTelecom personnel is determined to exploit its experience and expertise to realize new opportunities opened in the united company to develop telecommunications networks and improve business efficiencies.

According to the official statistics Russian telecommunications market is valued at RUR265 billion in 2002, or USD8.4 billion.

According to estimates made by the company's analysts the share of telecom companies of the Central and Central Black-Soil areas is some USD4.6 billion, of which USD4 billion being attributed to companies registered in Moscow. Sales of telecom services in the are of CenterTelecom operation amount to USD600 million, or 7% of the total market volume, the company's share being USD498.4 million (including the merged companies) or 83% market share in the service area.

Actual telecommunications market volume in the regions of the Central Federal District (CFD) is substantially higher, while CenterTelecom market share is lower, as the official statistics does not distinguish for instance sales of Moscow operators in the CFD regions.

According to CominfoConsulting CenterTelecom composite market share in the Center of Russia tends to diminish. In 1999 the share was 89%, while in 2002 the share was estimated at 52%. In the near future the trend will persist. The forecast is based on high growth rates of alternative operators, in the first place, cellular operators, not tied by government regulated tariffs. Their revenues grew over the same period by 5 times.

In the traditional telephony sector CenterTelecom overall share and region by region remains slightly over 85% and tends to fall slowly. Given the growth rates anticipated by the company and subject to the government tariff policies the company position in the traditional service sector will be preserved.
Internet access sector experiences the toughest competition. CenterTelecom regional subsidiaries manage to maintain leading positions with on average 60% of businesses and 70% of individual users being served by them. Most serious competition is observed in Voronezh, where the regional operator share is only 20%. In the Moscow region competition is even tougher, and the local provider share is 15%.
Major competitors are Combellga, Demos-Internet, MTU-Inform, Comcor, a number of regional providers. Majority of competition are either focused on a limited segment of Internet market, or serve a limited area (1-2 local administrative areas or several adjacent towns). Owning infrastructure in all the regions the company enjoys certain competitive advantages; and the marketing strategy is aimed at using them.
Long-distance account for a bulk of the company revenues (60% of revenues from core operations). Domestic long-distance service enjoys the highest growth among traditional telephone services with traffic volume growing faster than new line installation growth rate.

In the Central Federal District CenterTelecom is the only provider owning a ubiquitous infrastructure for offering long-distance service to customers: over 5.5 million of local

network subscribers has an access to the nationwide PSTN and other countries' networks through 29 long-distances exchanges in the regions. A network of universal public payphone is being deployed throughout the district. By the end of 2002 the share of chargeable outgoing traffic routed via CenterTelecom-Rostelecom is estimated at over 90%. Competition is on the rise in this sector on the part of cellular and Internet-telephony providers.
Mobile communications
All three national mobile operators are actively operating in CenterTelecom service area. Therefore additional study and research are required in order to make efficient use of licenses and resources in this market sector.

33.2. Core operations of the Issuer

CenterTelecom core operations involve provision of the following telecommunications services. In 2002 the contribution of different revenue sources into the total revenue was as follows:

Total revenues RUR16,389,267 thousand (100%)

domestic long-distance and international – RUR7, 629,893 thousand or 47% of the total revenues;

urban and rural telephone service contributed RUR6,763,622 thousand or 41% of the total revenues.

Service	Description of the metric	2000	2001	2002	1Q2003
Provision of access to the telephone network	Volume of services rendered (newly installed telephone lines in thousands)	59.0	59.4	259.6	61.6
	Unit price (RUR per line)	4,313.76	4,321.63	5314.3	5,891
	Total sales (RUR in thousands)	254,512	256,705	1,379,592	362,886
Provision of local network connection (telephone lines in thousands)	Services rendered (installed basic telephone sets in thousands of subscriber numbers)	1,242.6	1,287.9	5,573.4	5,634.9
	Unit price per basic telephone set (RUR)	481.05 over the year	637.99 over the year	808.6 over the year	234 over the quarter
	Total sales (RUR in thousands)	597,753	821,667	4,506,651	1,318,567
Setting up long-distance telephone calls	Volume of services rendered (charged outgoing minutes in thousands)	501,122	612,742	2,398,027	647,936
	Unit price (RUR per minute)	1.81	1.95	2.46	2,36
	Total sales (RUR in thousands)	907,031	1,194,847	5,899,146	1,529,129
Setting up international telephone calls	Volume of services rendered (charged outgoing minutes in thousands)	52,523	62,166	160,562	42 210
	Unit price (RUR per minute)	6.67	7.46	8.7	7,98

	Total sales (RUR in thousands)	350,328	463,758	1,396,889	336,836
Revenues from other sales (works, services)		408,313	538,951	3,206,989	959,390
Gross revenues (RUR in thousands)		2,517,937	3,275,928	16,389,267	4,506,807
Price index, %		120.2	118.6	115.1	105.2

- sharp growth is due to taking into account data on the merged companies for 2002-2003

Core operations and their shares in the total revenues

№№ Core service types	share in revenues (%) 2000	2001	2002г.	1Q2003	2Q2003
1. Local telephone service	*37.1*	*35.7*	*41.8*	*41.7*	*42.5*
2. Domestic long - distance telephone service	*49.9*	*50.6*	*46.1*	*45.9*	*42.7*
3. Document transmission	*1.8*	*1.6*	*1.7*	*1.7*	*3.9*
4. Wireline broadcasting	*1.5*	*2.3*	*2.9*	*2.9*	*2.7*
5. Other activity types	*9.7*	*9.8*	*7.5*	*7.8*	*8.2*

Major telecommunications services:
(service types accounting for over 10% of revenues over the past three fiscal years)

- provision of an access to telephone network;
- setting-up local telephone calls (connection);
- setting-up direct dialed or operator assisted domestic long-distance and international telephone connections (calls) by.

Market for sales of the issuer's services - Central and Central Black-Soil areas of Russia

Customers and sales revenues breakdown by customer types for 2Q2003

Customer	*Share in revenues (%)*
Residential sector	*62.1*
Businesses (for-profit organizations)	*30.5*
Public budget funded organizations	*7.4*

Long-distance service is the most lucrative type of the Issuer operations. The revenue amount generated by long-distance service depends on the number and duration of telephone calls (and therefore on the number of local network subscribers) and per minute tariff for such calls.

Performance of charged prices for services rendered (works, services):

Description	Year	Year	Year	Quarter

	2000	2001	2002	2Q2003
Total revenues from sales (RUR in thousands)	2,517,937	3,275,928	16,389,267	4,506,807
Relevant price index, %	120.2	118.6	115.1	105.2

- When analyzing the table it should noted that data for 2002-2003 takes into account contribution of the merged companies, explaining sharp increase of the revenues.

Sales channels for each of the mentioned operation types (works, services) are below shown by percentage of the gross sales.

Service type	Sales channel	2000	2001	2002	1Q2003	2Q2003
Provision of access to telephone network	Direct sales, %	100.0	100.0	100.0	100.0	100.0
	Own sales network, %					
	Controlled sales network, %					
	Other (to be specified), %					
Local telephone calls	Direct sales, %	100.0	100.0	100.0	100.0	100.0
	Own sales network, %					
	Controlled sales network, %					
	Other (to be specified), %					
Domestic long-distance telephone calls	Direct sales, %	100.0	100.0	100.0	100.0	100.0
	Own sales network, %					
	Controlled sales network, %					
	Other (to be specified), %					
International telephone calls	Direct sales, %	100.0	100.0	100.0	100.0	100.0
	Own sales network, %					
	Controlled sales network, %					
	Other (to be specified), %					

As the table indicates the company sales are 100% based on direct sales to customers.

Sales features:
no cyclic character and season dependence

DEVELOPMENT OF TELECOMMUNICATIONS NETWORK

	Unit	*Actual as on January 1, 2003*	*Actual as on April 1, 2003*	*Actual as on July 1, 2003*	*Forecast up to January 1, 2004*
Basic telephone sets	*phone*	*5,572,174*	*5,633,585*	*5,702,125*	*5,877,563*
Payphones for local service (including with payment options)	*pieces*	*32,229*	*31,990*	*3, 283*	*32,510*
Long-distance payphones (without payment options)	*pieces*	*2,273*	*1,865*	*1,546*	*1,966*
Length of trunk channels	*channels by kilometer in thousands*	*16,844.18*	*21,361.7*	*22 270.7*	*23,633.45*

33.3. Breakdown of production and sales costs and expenses

Breakdown of costs and expenses of production and sales of services (works) for specified items in % of the total costs and expenses.

Costs and expenses item	Year 2000	Year 2001	Year 2002	Quarter 2Q2003
Raw materials and suchlike items, %	4.95	5.37	7.84	6.21
Procured components, semi-finished products, %	-	0,2	-	-
Works and services of production type rendered external contractors, %	5.76	1,19	6,29	13.73
Fuel, %	1,19	1,14	1,10	1.63
Energy, %	2,20	2,30	2,44	4,18
Payroll expenses, %	33.57	33.75	33.31	33.98
Interest on loans, %	-	-	-	-
Lease payments, %	1.17	1.13	3.58	3.60
Allocations to social needs, %	12.93	11.99	11.5	11,95
Fixed asset depreciation, %	5.48	4.70	9.39	11.18
Taxes included in the production costs, %	3,23	1,37	1.70	0.65
Other expenses, %	29.34	36.91	22.79	12.32
Intangible asset amortization, %	0.09	0.04	0.01	0.02
Remunerations for improvements, %	-	-	-	-
Mandatory insurance payments, %	0.08	0.06	-	0.51
Entertainment allowances, %	0.02	0.04	0.05	0.04
Other, %	-	-	-	-
Total costs and expenses of production and sales of products (production costs and expenses), %	100	100	100	100
Revenues from sales, %	119.95	114.68	135.09	135.09

Suppliers of the Issuer accounting for at least 10% of the total tangible supplies: ***no such suppliers***

The company specifics preclude significant supplies of tangible items. Major suppliers of the company are equipment suppliers. The largest among them are the following equipment importers:

Private Joint-Stock Company Vericel-Telecom. In 2002 its share in the total supplies reached 33.3%, total worth of RUR244,360,834

Iskratel. Its share in 2002 amounted to 24.8% of the total. Procured equipment worth was RUR181,990,965

The share of the imported equipment in the total supplies as at the end of 2002 was 68.8%.

Forecasts as to the availability of aforementioned sources of tangible item supply are favorable. Principal suppliers of tangible items are long-standing dependable partners of the Issuer, their manufacturing facilities being focused on main customers – telecommunications companies. Changes in the breakdown of supplies are not contemplated. The share of imported tangibles in the total supply is less than one third, while offerings from manufacturers and vendors of imported products employed in the Issuer's operation substantially exceed the Issuer's demand for these products. Thus, lack of available sources of tangible supplies is not expected.

33.4. Markets for sales of products (works, services) of the Issuer.

Customers accounting for at least 10% of the total revenues of the Issuer generated by sales of its products (works, services): ***no such customers***

Customers of services rendered by JSC CenterTelecom are legal entities and individuals (residential sector) located in the territory of the Central Federal District. As the residential sector accounts for the bulk (70%) of the company's revenues the major negative factor hat may adversely affect the sales of the Issuer's products (works, services) is fall in the solvent demand for telecommunications services offered by the Issuer.

Additionally it should be noted that rates of JSC CenterTelecom services provided to the residential sector are under control of the Ministry for Antimonopoly Policies (MAP) hindering timely flexible response to increases in the costs and alteration of customers' purchasing power.

Other factors are stiffer competition resulting in diminishing of CenterTelecom market share and aggressive push of alternative operators.

33.5. Inventory accounting policies

Pursuant to the adopted accounting policies tangible inventories (raw materials, goods, work materials) are valued at the accounting value, by which is meant:

- *if a tangible inventory item was acquired for a price then the item is valued at the supplier price pursuant to supplier contract (sale-purchase contract);*
- *if a tangible item was manufactured by the company itself, then it is valued at the actual costs related to the production;*
- *if a tangible item was contributed as a contribution to the charter capital, it is valued at the estimated amount agreed by the founders subject to provisions of the Law On Joint-Stock Companies;*
- *if a tangible item was received pursuant to a deed of gift (free of charge), or remains after retire of fixed assets or other property, it is valued at the current market price as at date of acceptance for accounting purposes;*
- *if a tangible item is received under contract providing for payment obligations to be met through in-kind consideration, it is valued at the cost of assets transferred or to be transferred by the company;*

Valuation of retired inventory items is carried out as follows:

At average costs:

- *raw materials, goods, finished products, products intended for resale;.*

At the unit cost:

- *precious metals.*

Accounting for inventories is governed by Inventory Accounting Guidelines.

Inventory turnover ratio reflecting the sales speed of inventory items is calculated as the ratio of the Issuer's revenues (line 010 Form 2 of the accounting statements) to the inventory (line 210 Form 1 of the accounting statements).

Inventory turnover ratio was 36.46 in 2000, 23.66 in 2001, 25.32 in 2002, 5.97 in 1Q2003.

33.6. Possible negative factors that might adversely affect the sales of the Issuer's services.

Adverse factors that may affect the sales of the Issuer's services:
economy downturn, diminishing solvency of businesses, organizations and residents of the Russian regions should the economic situation in Russia deteriorate.

33.6.1. **The industry risks.**

Negative repercussions on CenterTelecom operation may have the coming into force of the new Federal Telecommunications Act. Summing up the new law one should pay attention to the following:

Firstly, CenterTelecom is expected to be additionally pressured by the government to solve social issues with priority given to customers;

Secondly, according to the latest issue of the law licensing procedure will be significantly simplified making it more transparent. As a consequence the barrier for entering the market for new entrants will be lower, leading to tougher competition.

Thirdly, antimonopoly legislative regulation of the pricing policies is a catalyst for stiffer

competition in the industry.
Telecommunications technology developments also lower the entrance barrier for new market players causing fiercer competition.
It should be noted that JSC CenterTelecom takes into consideration possible adverse effects of passing the new legislation and undertakes efforts to mitigate them.
Internal adverse factors and consequently easily yielding to control are lack of efficiency in the company sales system and inadequate marketing activities and customer care.
Risks arising from the merger of regional companies should be mentioned separately. Alongside with apparent benefits resulting from the merger of seventeen formerly independent companies objective problems are inevitable.

In the first place, these problems are caused by non-linear growth of inconsistencies in the operation management accompanied by lower susceptibility to control in all areas: technical, financial, administrative, commercial, etc.
Secondly, contradictory interests of the merged companies shareholders are likely. Thirdly, dissatisfaction of local authorities with the specific implementation of the merger may be expected (similar situations appeared in other mega-regional companies).

Nevertheless all these difficulties are not insurmountable, and subject to a consistent approach to the integration process can be reduced to minimum.

33.6.2. Regional development affecting the Issuer's operations
The Central Federal District includes seventeen Russian regions (besides Moscow). This is the most densely populated part of Russia, accounting for 20% of the country's total population. The share of the district in the GDP and industrial output is over 13%, the percentage of profit making businesses is 61%.
Macroeconomic performance varies greatly from region to region. In terms of Gross regional product (GRP) the Moscow region is the leader in the CFD, with GRP exceeding the same in other region by 4-12 times. The most developed regions of CFD are the Moscow region (with 28.7% of the total GRP), the Lipetsk region (7.3% of the GRP), the Belgorod region (6.7% of the total GRP), the Voronezh region (5.9%), the Vladimir region (4.2%), the Kursk region (4.2%), the Tver region (4.2%), and the Tula region (6.6%), the Yaroslavl region (6.8%). More economically developed regions of the CFD account for over 76% of the district gross domestic product, 56% of the personal income and 60% of the telecom service market.
The major industries in the regional economy are:

in the Moscow region: engineering and metal processing;
in the Yaroslavl region: engineering, chemical production, petrochemical industry,
in the Tula region: chemical production, petrochemical industry, metallurgy,
in the Ryazan region: machinery engineering, electric power production;
in the Lipetsk region: melallurgy;
in the Voronezh region: food production, machinery engineering, metal processing.

Basic scenario for Russia's economic development assumes sustainable GDP growth, strengthening of the local currency (RUR) by 18% by 2006 and favorable investment environment. The economy of CFD regions in its turn develops in keeping with the general trends in the Russian economy as a whole. Against this backdrop one can anticipate positive macroeconomic performance in CFD. GRP growth rates are expected to be around 8% annually, primarily owing to the industrial output growth. However, due to the different levels of economic development the growth rates may vary. According to expert assessments, growing spending of the personal income and expenditures of businesses for consumption is stable and strong. Alongside with this trend, the annual growth of effective demand for telecom services is expected at the level of 8.5%. Strengthening of the property ownership institution and improvements in business transparency facilitate economic development, driving growth of investments of Russian companies into upgrade and

development of manufacturing facilities (investment growth rate is expected to be over 6% annually). Factoring general economic development trends in the telecommunications industry development, one can draw the following conclusions:

telecommunications market growth rates will uneven across the CFD, i.e. in more developed region the growth rates will be faster that the industry average. This is substantiated by revenue growth rates of CenterTelecom's regional subsidiaries, e.g. in the Lipetsk branch revenue growth was 139% in 2002, in the Tula branch – 136%, in the Voronezh branch – 135%;

the share of telecom services in the GRP in 2002 was 2.7%, and is expected to be 3.1% in 2003;

by 2006 the telecom market volume in CFD is forecast to be USD1.4 billion, the forecast factoring in weighted average market growth rates across the regions, suggesting annual growth of revenues generated by telecom services of 11.1% in hard currency terms.

33.6.3. Currency exchange risks

Around a half of bank loans and a significant part of payments in respect of supplied equipment are foreign currency denominated; while the Issuer's revenue are entirely Russian Ruble (RUR) denominated. Therefore, the Issuer's ability to meet its obligations and continue the implementation of its modernization program depends to a great degree on the performance of the exchange rates (RUR to USD and RUR to EURO), the positive gain due to rouble appreciation against the dollar being offset by growing EURO, in which some loans are denominated. Nevertheless, bearing in mind that over the recent period RUR exchange rates fluctuations were slight, the currency exchange rate risks of the Issuer can be viewed as moderate..

Should the exchange rate produce a negative impact on the Issuer's operations, the latter anticipate to undertake the following:

- *reduction of the hard currency obligations by switching to suppliers accepting payments in RUR;*
- *allocation of special purpose allowances to meet hard currency obligations of the Issuer;*
- *increase of rouble denominated asset turnover to ensure growth of rouble denominated revenues and reduction of working capital.*

33.6.4. Risk of the Issuer failure to meet obligations toward bond holders

The Issuer plans to meet its obligations with respect to its bonds from revenues to be generated by its operating activities.

The bond holders are entitled to demand redemption of their bonds and an immediate repayment of the nominal debt related to the bonds in the following cases:

a) passing a decision of the Issuer's winding up by a body empowered to make such a decision;

b) the Issuer announces its inability to meet financial obligations with respect to the bond of the relevant issue;

в) failure of the Issuer to meet the obligation to pay coupon income on bonds of the relevant issue upon expiry of ten (10) days from the date when the relevant coupon payments fall due, set pursuant to the bond issue terms and conditions.

In the event of the Issuer's refusal to meet its obligations with respect to the bonds holders are entitled to file a law suit (to go to the arbitration court) demanding bond redemption and payment of the income as required, and make interest payments accrued due to failure to redeem the bonds at maturity, pursuant to Articles 395 and 811 of the Civil Code of the Russian Federation.

33.6.5. Impact of inflation

Risks of the inflationary pressure may arise received revenues depreciate faster than grow nominally from the actual purchasing power point of view. The influence of growing inflation on the financial results of the Issuer's operation is multiple. It may result in

growing costs and expenses (due to rising prices for energy resources, raw and other materials), and as a consequence, falling profit of the issuer and profitability of its operation. Additionally, rising inflation results in higher capital borrowing costs leading to lack of working capital.
According to the Issuer's estimates a critical inflation rate is around 30%.
With inflation higher than he critical level the Issuer is going to pay particular attention to faster working asset turnover, in the first place by reducing inventories, and changing contractual relationship with customers to reduce accounts receivable.

33.7. Creditworthiness and credit risks of the Issuer.
Performance of creditworthiness and credit risk indicators of the Issuer

Description of the indicator	Year	Year	Year	Quarter
	2000	2001	2002	2Q2003
Liabilities to capital and reserves ratio (long-term plus short term liabilities to capita and reserves at the reporting period end), %	24.74	83.49	66.1	68.19
Short-term liabilities to capital and reserves ratio, %	24.29	58.48	42.95	44.46
Debt servicing coverage ratio (Net profit plus depreciation less dividend to long-term liabilities fell due plus interest payable in the reporting period), %	2362	29	72	106
Overdue debt ratio (overdue debt to short-term plus long-term liabilities at the end of the reporting period), %	3.92	0.4	2,32	3,52

Calculation of the ratios followed the guidelines recommended by Standards for bond issues and their prospectus as approved by FCSM of Russia.
Performance of financial indicators of the Issuer.

	Year	Year	Year	Quarter
	2000	2001	2002	2Q2003
Net assets, RUR in thousands	2,499,760	2,787,474	14,441,805	14,854,303
Charter (legal) capital, RUR in thousands	185,589	185,589	631,200	631,200
Sum of additional capital and retained profit of the previous years, RUR in thousands	2,021,938	2,198,367	12,307,237	13,391,537

Calculation of the financial indicators followed the guidelines recommended by Standards for bond issues and their prospectus as approved by FCSM of Russia.

Outstanding obligations of the Issuer.
There have been no instances when the Issuer refused to meet its obligations; though there is some overdue debt.

OVERDUE ACCOUNTS PAYABLE

RUR in thousands

Description	Amount	Cause of non-payment
Credit organizations	213,912	Lack of working capital
Tax obligations	2,565	"-"
including fines, late payment charges	2,565	
Other organizations	132,525	Lack of working capital channeled to financing purchase of equipment and works of capital type.
TOTAL	*349,002*	

The only lender under the overdue credit agreement (see the relevant line in the accounts payable table) is the Public JSC Vnesheconombank.
The Issuer enjoys a satisfactory level of creditworthiness and low credit risk. The Issuer's creditworthiness is attributed to a vast amount of undistributed profit, and high net asset value. Over the analyzed period the Issuer's creditworthiness has slightly declined caused by increase in the borrowed funds and consequently reduced financial independence of the Issuer. Increase in the borrowed funds raised by the Issuer was due to financing the technical upgrade and modernization program requiring purchases of expensive equipment.

33.8. Competitive environment
At the moment the MegaRegional Company (MRC) maintains the dominant position in CFD, though JSC CenterTelecom market share tends to decrease slightly. In 1999 its telecommunications market share in CFD was 89%, while in 2002 it shrank to a meager 52.6% (taking into account cellular operators).
The MRC market share in various market segments (in terms of revenues):
1. *Local service - 93%.*
2. *Domestic long-distance and international services (taking into account traffic churn to cellular and IP-telephony operators) - 89%.*
3. *Internet access and data services - 60%.*
4. *Cellular communications market share is insignificant*

Major competitors of the incumbent MRC are national carriers, GoldenTelecom in the first place (TeleRoss, Sovintel) with the aggregate market share depending on the region and service type varying from 1% to 18%. Comincom is also successfully promoted in the Black-Soil area market.
Private network operators pose a limited threat. Their share is substantial in the long-distance service market and Internet access, while exposure to the local market is limited. TransTelecom is particularly active among the private network operators. Given their focus on the interests of the private owners of the network stiff competition on their part is unlikely.
As far as cellular network operators are concerned, they are searching for entries to other telecommunications market segments, particularly for domestic long-distance and international traffic originated by their subscribers, though the percentage of the "churn" traffic is fairly low. Despite robust development of the cellular operators further growth of the churn traffic is not expected, as the solvent demand under the existing pricing practices is virtually satisfied. Companies offering mobile communications services may pose a real threat to CenterTelecom in the local and long-distance service only if they radically cut their rates. According to expert estimates, such changes in the pricing policies of the cellular operators are not feasible.
Local operators themselves are not the MRC competitors as their operations are limited by small areas, but they are prospective partners of national and private operators. It should be noted that CenterTelecom strategic plans envisage changes in terms and conditions of interconnections with this type of local operators, in order to use them as channel to promote MRC services (if the local operator ownership structure does not ensure control on the part of a national operator).
Despite aggressive drive of competitors toward the regional markets CenterTelecom continues to accumulate a substantial infrastructural and financial potential, which is unattainable for most alternative operators.
The Table below depicts most serious players in the industry and posing the most viable threat to CenterTelecom. They have completely captured Moscow market and started an aggressive expansion to other regions.
Market shares of the issuer and its competitors (according to the Issuer's estimates):

	Competitor	Registered in	Market share in 2002	Market share in 1Q2003
1	Equant	Russia	1.7%	3%

2	GoldenTelecom	Russia	3%	3.6%
3	TransTelecom	Russia	1.4%	2.4%
4	Comincom	Russia	1%	1.8%
5	MTS	Russia	10%	13%
6	BeeLine	Russia	6%	10%

Following the merger completed in the end of 2002, the list of competitors has qualitatively changed. There are some other competitors in the Table for 2002-2003:

	Company name	Registered in	Sales in 2001 (RUR in thousands)	Market share, %		
				1999	2000	2001
1.	JSC CenterTelecom	Russia	3,275,928.	80,0	79,8	79,0
2.	JSC ASVT	Russia	*	1.5*	1.3*	1,25*
3.	Private JSC MTU-Inform	Russia	*	0.25*	0,25*	0,22*
4.	JSC Central telegraph	Russia	*	3*	3.2*	3,25*
5.	JSC MGTS	Russia	*	4*	3*	3*
6.	JSC Rostelecom	Russia	*	5*	4,9*	4,9*

* Expert estimates, due to lack of precise figures, competitors operate on various regional markets and do not specify the Moscow region share in their revenues.
All data are according to studies of CenterTelecom's analysts.

Below there is a check list for selecting a telecom provider by a customer.
The Issuer's competitive edge analysis.

Company name	*Factor*						*Competitiveness rating*
	Brand recognition	Price	Quality	Sales network	Lead time	Post sales service	
Factor priority	3	4	5	4	3	5	-
CenterTelecom	5	3	4	4	3	3	87
GoldenTelecom	3	4	5	1	5	4	89
Comincom	3	4	5	2	5	4	93
TransTelecom	4	5	4	4	4	5	95
MTS	5	5	4	5	5	5	115
BeeLine	5	5	4	4	5	5	111
Equant	4	4	5	5	4	5	110

* estimates made by CenterTelecom's analysts

** Priority is assigned a value from 1 to 5

Factor priority was assigned based on the customer preferences, and on the analysis of criteria for selecting a telecom provider performed by CominfoConsulting
Estimates for each factor were made on the basis of the following:
Brand recognition:

- ***advertising aggressiveness;***
- ***customer base;***
- ***period of the company presence on the market.***

Price:

- ***tariff plans of the company.***

Quality:

- ***equipment;***
- ***current state of the network.***

Sales network:

- ***estimated number of sales points.***

Lead time:

- ***expert estimate made on the basis of customer survey.***

Post sales service: service and support announced by official information sources of the company (advertising booklets, promotional leaflets, sites, etc.).

33.9. Trends in the industry development

The industry growth rates surpassed most daring expectations, greatly exceeding growth rates of other industries. The industry contribution to GDP steadily increases. (2000 – 2.1%, 2001 – 2.39%, 2002 – 2.7%). Revenues generated by telecom service provision in rouble terms grew by 40% over the past year. According to CominfoConsulting forecast the total Russian telecommunications market volume by 2006 will jump 2.6 times and reach over RUR550 billion. The fastest growing will be mobile and data communications, with mobile market growing by 2.8 times due to expansion of subscriber base in the regions.

Customer preferences drive will be toward wider acceptance of new services. Russian customers will follow the global trend of accepting of packaged services. Changing structure of the offered services is another important trend in the industry. Revenue rebalancing is evident: high-tech lucrative services (mobile communications< Internet, Intelligent Network services, computer telephony) prevail over traditional types of service. According to CominfoConsulting estimates the share of revenues generated by non-traditional telecom services in the total volume in 2001 was 30%, while in 2002 it reached 39%.

Mobile communications experience an explosive growth, with growth forecast of 2.8 times owing to fast expansion of the subscriber base in the regions. It is prematurely to contemplate replacement of local telephony by the mobile one, as the effective pricing of cellular service and piecemeal introduction of per-minute billing prevent it from happening. The issue will be on the agenda not earlier than in 2005-2006.

Fast development of new telecommunications technologies, including Intelligent Network services (VPN, Call centers), broadband Internet access, IP-telephony makes experts forecast accelerated growth of data services and Internet. Expected revenue hike is 2.3 times.

In the local telephony segment the forthcoming year or two will witness local residential tariff rise up to the costs level, accompanied by increase in the revenue from local service by 20-30%. At the same time in order to improve earnings in this segment it is planned to introduce per-minute billing in some regions within the service area of the MRC. During this period the fastest development of the local telecommunications is expected.

A positive development in the long-distance communications is traffic growth due to increasing penetration. Additionally, long-distance traffic will grow owing to extensive development of IP-telephony.

Another essential trend in the development of the telecommunications industry is the market consolidation: successful players attract others, leading to mergers and acquisitions aimed at securing a stronger market position. In keeping with the general trend in the development of the Russian economy, growing share of telecom services in the nation's GDP, increasing consumption of telecom services by economically active individuals and corporate sector one can forecast a robust long-term market expansion with a gradual increase of the traditional telephony sector in the GDP.

33.10. Fixed assets

	Basic fixed asset groups	*Total value before revaluation (RUR in thousands)*	*Depreciated value before revaluation*	*Revaluation date*	*Total value after revaluation*	*Depreciated value after revaluation*
1	*2*	*3*	*4*	*5*	*6*	*7*
	Fixed assets in operation (except social sphere)	*28,745,355*	*16,929,004*			
1.	*Land and nature*	*2,513*	*2,513*	-	-	-

	utilization facilities					
2.	***Buildings (except social sphere)***	3,819,859	2,960,755	-	-	-
3.	***Communications links***	8,300,644	3,525,524	-	-	-
4.	***Other facilities, except social sphere***	432,984	274,067	-	-	-
5.	***Transportation vehicles, except social sphere***	449,134	203,523	-	-	-
6.	***Switches***	7,899,470	5,151,482			
7.	***Other network equipment***	6,235,036	3,850,080			
8.	***Computers and office machines***	655,238	420,334			
9.	***Other fixed assets, except social sphere***	950,477	540,726			
	Fixed assets in stock and in storage, except social sphere	18,898	18,426			
10.	***Building put on hold, except social sphere***	25	25			
11.	***Communications links***	9	9			
12.	***Other facilities except social sphere***					
13.	***Transportation vehicles, except social sphere***					
14.	***Switches***	1,583	1,539			
15.	***Other network equipment***	12,636	12,455			
16.	***Computers and office machines***	945	907			
17.	***Other fixed assets, except social sphere***	3,700	3,491			
	Fixed assets, received on lease	822,576	783,912			
18.	***Transportation vehicles, except social sphere***					
19.	***Switches***	626,552	602,090			
20.	***Other network equipment***	141,983	135,495			
21.	***Other fixed assets, except social sphere***	54,041	46,327			
22.	*Fixed assets with depreciation posted to account 22*	169,257	139,063			
23.	*Fixed assets, valued at less than RUR 10,000*	214,330	31,627			
24.	*Fixed assets with depreciation posted to account 22 and valued at less than RUR 10,000*	4,264	2,119			
25.	*Housing facilities*	81,292	81,292			
	TOTAL:	30,055,972	17,985,443			

Information about revaluation of fixed assets and long-term leased fixed assets performed over the past three years.

Before the merger and establishment of the MRC completed on November 30, 2002 no revaluation of the issuer's fixed assets was undertaken. Fixed assets of the merged companies were posted at their residual value as on November 30, 2002. Nevertheless, it should be mentioned that in some of the merged companies revaluation actually took place. As the revaluations were undertaken by independent at that time companies, and due to different time of revaluations (Voronezh, Orel, Tambov – 2000, Tula, Kaluga, Kostroma – 2001, Tver – 2000-2002) and varying valuation techniques (different assessors) the Issuer believes meaningless to describe in detail the history of revaluations in each of the merged companies before the merger.

33.11. Value of the Issuer's real estate

The aggregate list the Issuer's real estate as at the quarter end before the approval of the decision on securities issue:

№	Name of the region	Name of CenterTelecom regional subsidiary	Value of the real estate (RUR in thousands)			Buildings	
			Total	Buildings	Facilities	Put into operation	Total area sq. m
1	Belgorod	Belsvyaz	687,625	250,488	437,138	1947-2002	122,897.9
2	Bryansk	Bryansksvyazinform	535,408	114,882	420,526	1931-2002	102,093.0
3	Vladimir	Elektrosvyaz of the Vladimir region	607,040	122,858	484,182	1917-2002	30,808.8
4	Voronezh	Voronezhsvyazinform	1,081,473	302,073	779,401	1906-2002	140,300.0
5	Ivanovo	Ivtelecom	384,574	102,212	282,362	1905-2000	69,000.0
6	Kaluga	Kaluga subsidiary	719,719	281,727	437,991	1917-2002	76,440.0
7	Kostroma	KostromaTelecom	433,041	63,012	370,028	1901-2002	78,961.5
8	Kursk	Kurski subsidiary	369,581	104,466	265,115	1917-2002	72,870.0
9	Lipetsk	Lipetskelektrosvyaz	673,688	186,467	487,221	1905-2002	94,044.0
10	Moscow region	Moscow	1,185,349	691,437	493,911	1914-2002	425,475.6
11	Orel	Orel subsidiary	425,216	114,290	310,926	1922-2002	57,759.8
12	Ryazan	Ryazanski sibsidiary	634,951	181,808	453,144	1915-2002	79,549.0
13	Smolensk	SmolenskTelecom	558,371	147,867	410,505	1945-2002	107,984.0
14	Tambov	Tambovskaya Elektrosvyaz	361,392	115,765	245,627	1900-2002	762,00.0
15	Tver	Tverskoy subsidiary	1,538,329	409,566	1,128,762	1902-2002	130,720.0
16	Tula	TulaTelecom	887,541	363,350	524,191	1935-2002	124,500.0
17	Yaroslavl	Yartelecom	740,343	313,726	426,616	1900-2002	136,700.0

		Total	11,823,640	3,865,994	7,957,646		1,926,303.6

Property assessment by an independent appraiser was not undertaken.

33.12. The Issuer's intangible assets

The Issuer's intangible assets estate as at the quarter end before the approval of the decision on securities issue:

Group of the intangible assets	Total value before revaluation, RUR	Residual value (less amortization) before revaluation, RUR	Revaluation date	Total value after revaluation, RUR	Residual value (less amortization) after revaluation, RUR
Exclusive software and database usage rights	967,114	0			
exclusive trade mark rights	58,229	53,377			
Total:	**1,025,343**	53,377		-	-

There were no contributions of intangible assets into the charter capital or their free of charge transfer.

34. Investment declaration. Description of the Issuer's operations.

Provided only by investment funds.

35. Plans of the Issuer's future activities

Brief description of the development prospects and investment policies of the Issuer.

Planned measures for development and upgrade of local and intra tariff band networks were carried out, based on modern technologies.

In the first half of the year a large scale deployment of multiservice networks continued pursuant to CenterTelecom plans, making it possible to secure a strong position of the company in the new service market (Internet access, packet telephony, data) and satisfy the pent-up demand for these services of individuals, businesses and government bodies.

In particular JSC CenterTelecom won a number of tenders and was awarded with a huge volume of confirmed orders from government authorities (Tax Service, regional police departments, regional administrations) and for-profit organizations (Saving Bank of the RF, RAO UES, commercial banks, etc.)

In the second quarter deployment of a multiservice network was completed in Voronezh. The network consists of a core based on IP/MPLS and a well-developed access network enabling provision of a wide range of high-quality services in all areas of the city. Commercial operation of the network is scheduled for the third quarter of 2003.

In the 3Q2003 the current stages of multiservice network extension will be completed in 4 regional branches of JSC CenterTelecom, including the second operational phase of the multiservice network in the Moscow region, to cover another 17 local centers in addition to already covered 25 towns. .

In implementation of these projects CenterTelecom places particular focus on economic efficiency and ROI, so that average pay-off period is not longer than 3 years. JSC CenterTelecom has also embarked on a deployment of a corporate data network linking local networks of the subsidiaries to that of the General Directorate and ensuring reliable communications links for a united corporate information infrastructure. Implementation of this project will be completed shortly, enabling JSC CenterTelecom already in the near future to embrace new technologies for management of the company.

In the MegaRegional Company (MRC) JSC CenterTelecom the following key objectives are identified for gradual development of telecommunications networks:

- *Telephone network digitalization through installation of new digital exchanges and switching nodes, replacement of outdated analog equipment, provisioning of a digital*

integrated service network based on the public digital networks, use of modern technologies for access lines, implementation of CCSS7, introduction of dynamic load management system.

- *Upgrade of document transmission networks, providing traditional services, by way of replacing outdated equipment and increasing the number of public usage nodes equipped with modern facilities enabling provision of document transmission services (receiving customer's messages, transmission of messages on the transport network, receive of messages at the delivery point, delivery of messages to the addressee);*
- *Deployment of Intelligent Networks;*
- *Deployment of MRC's multiservice networks, for integrated service provisioning;*
- *Digitalization of public distribution networks through construction of digital transmission links based on SDH and high capacity SDH rings for high bit rate digital transmission;*

Expanding the network capacity JSC CenterTelecom plans to put into service 1.6 million new lines, of which some 1.5 million on urban exchanges and 130 thousand lines at rural exchanges, as well as 51 thousand mobile subscribers.

By the end of 2004 telephone penetration in apartment block sector at urban exchanges will reach 66 phones per 100 households, and 27.5phones per 100 households at the rural exchanges.

Outgoing long-distance telephone traffic in MRC should reach 1.3 billion calls annually by the end of 2004.

In order to extend intra tariff band networks it is planned to make use of trunk fiber-optic links of OJSC Rostelecom Vologda-Vladimir, Tula-Orel, Smolensk-Bryansk.

Implementation of rings and spikes based on digital transmission systems will make it possible to connect (across the CFD and companies included in the MRC) 409 exchanges, of which 396 digital ones, or 95.6% of the total number of exchanges as at the end of 2007 and 99% of the total number of digital exchanges;

By 2004 digital exchanges will be installed in 261 local community centers and towns, of which 231 local centers and towns will be linked to trunk exchanges by digital transmission links.

Intra tariff band distribution networks will still remain mixed analog-digital in 2007.

In order to connect in 2004 some 30 digital exchanges by digital transmission links to trunk exchanges it is necessary to install some 1,239 km of digital transmission lines. As a transmission system for the intra tariff band distribution networks it is planned to use STM-1, STM-4 and STM-16 equipment, and existing PDH transmission systems.

The MRC multiservice network should become an integral part of the nationwide multiservice network of Russia to implement a single united national information and telecommunications infrastructure, supporting all types of traffic (data, voice, video).

Fiber-optic transmission lines will be used for deployment of the multiservice network as they ensure highest quality of the transmission medium. The network should be employed both for provision of basic services, like dial-up Internet access, dedicated Internet access, e-mail, personal Internet site, and additional value added services, like IP-telephony, web hosting (customer site residing on the provider's server), collocation (installation of a customer equipment on the provider's premises), Virtual Private Network provisioning, domain name registration.

In the near future most efficient from the performance point of view will be introduction of additional services to be based on Intelligent Network (IN) technology. In the regions covered by JSC CenterTelecom, interconnecting a host of local telephone networks the most generic solution seems to be deployment of a trunk level network which with limited investments will ensure a wide coverage of PSTN subscribers with IN services.

The primary financing sources of JSC CenterTelecom are the company's own funds created through increased volumes and improved quality of traditional services and provision of new additional telecommunications services based on the multiservice and corporate networks in the MRC.

Raised funds are viewed as additional financing sources for implementation of specific projects.

36. Charter (Legal) capital of the Issuer
The Charter (legal) capital of the Issuer amounts to ***RUR631,199,896.5***

Breakdown of the Issuer's legal capital by share types:
Ordinary shares:
total amount ***RUR473,402,049.9***
share in the legal capital: ***75.000337%***
Preference (preferred) shares
total amount ***RUR157,797,846.6***
share in the legal capital: ***24.999663%***

37. Share of the State (municipal entity) in the legal capital of the Issuer.
Share of the legal capital of the Issuer held by the State (municipal entity)
Type of property: ***federal***
Share: ***7.19374%***
Managing shareholder: ***Russian Federal Property Fund***

Type of property: ***federal***
Share: ***0.00404%***
Managing shareholder: ***Government authority federal postal service of the Moscow region***

Type of property: ***property of a constituent entity of the Russian Federation***
Share: ***0.00001%***
Managing shareholder: ***Property Fund of the Kaluga region***

Type of property: ***municipal***
Share: ***.0.00011%***
Managing shareholder: ***Property Management Committee of the Kaluga region***

Issuer's shares allocated to the State (municipal entity): ***none***

Any special rights of the Russian Federation, constituent entity of the Russian Federation, municipal bodies in the management of the Issuer ("golden shares"):
not provided for

38. Declared shares of the Issuer
38.1
Type of shares: ***ordinary***
Form of issue: ***registered book-entry***
Full name of the class/type of the declared shares: ***ordinary registered book-entry shares***
Nominal value: ***RUR0.3***
Total number: ***76,166,167***
Total volume: ***RUR22,849,850.1***
Placement arrangements: ***Clause 6 (The Charter of JSC CenterTelecom) CHARTER CAPITAL. DECLARED AND PLACED SHARES.***
6.7 ***The charter capital of the Company shall be increased by private placement of additional shares on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares in the Company participating in the meeting.***

6.8 *An increase of the charter capital of the Company by public placement of additional shares where the number of shares to be additionally placed is more than 25 percent of number of shares previously placed by the Company shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.*

6.9 *Subject to Clause 6.8 herein, the charter capital of the Company shall be increased by public placement of additional shares on the basis of a resolution of the Board of Directors of the Company, adopted unanimously by all members of the Board of Directors of the Company and disregarding the votes of former Company directors.*

38.2

Type of shares: *preferred*
Class: *A*
Type of issue: *registered book-entry*
Full name of the class/type of the declared shares: *preferred registered book-entry shares class A*
Nominal value: ***RUR0.3***
Total number: ***25,405,178***
Total volume: ***RUR7,621,553.4***
Placement arrangements: *Clause 6 (The Charter of JSC CenterTelecom) CHARTER CAPITAL. DECLARED AND PLACED SHARES.*

6.7 *The charter capital of the Company shall be increased by private placement of additional shares on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares in the Company participating in the meeting.*

6.8 *An increase of the charter capital of the Company by public placement of additional shares where the number of shares to be additionally placed is more than 25 percent of number of shares previously placed by the Company shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.*

6.9 *Subject to Clause 6.8 herein, the charter capital of the Company shall be increased by public placement of additional shares on the basis of a resolution of the Board of Directors of the Company, adopted unanimously by all members of the Board of Directors of the Company and disregarding the votes of former Company directors.*

39. Material contracts and obligations of the Issuer.
no such obligations

40. Obligations of the Issuer related to issues of shares and securities convertible into shares
JSC CenterTelecom committed itself to ensure the rights of the holders of registered securities in full according to the applicable laws of the Russian Federation and the Company's Charter.

41. Sanctions imposed on the Issuer; court proceedings and public inquiries.

Sanctions imposed on the Issuer by state governing authorities, by courts over three fiscal years prior to the fiscal year of the reported quarter, and in the current year:

Date of the sanction imposition: ***August 14, 2000***
Sanction imposing authority: ***State tax inspectorate for Central district of Tver city***

Grounds for sanction imposition: ***Check of compliance with tax legislation in 1997-1998 and 9 months of 1999***
Sanction type: ***Late payment charges, fines***
Amount (RUR): ***649,307***
Degree of execution: ***Executed***

Date of the sanction imposition: ***December 7, 2000***
Sanction imposing authority: ***Bailiff court-officer***
Grounds for sanction imposition: ***Non-vacation of premises***
Sanction type: ***Execution duties***
Amount (RUR): ***4,174.5***
Degree of execution: ***Executed***

Date of the sanction imposition: ***December 15, 2000***
Sanction imposing authority: ***State tax inspectorate for Central district of Tver city***
Grounds for sanction imposition: ***Field inspection to check compliance with effective legislation in 1997-1998 and 9 months of 1999.***
Sanction type: ***Fine***
Amount (RUR): ***125,362***
Degree of execution: ***Cancelled***

Date of the sanction imposition: ***February 1, 2001***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***146***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 1, 2001***
Sanction imposing authority: ***MTL of the town of Kameshkovo***
Grounds for sanction imposition: ***Complete tax charges***
Sanction type: ***Late payment charge***
Amount (RUR): ***2,283***
Degree of execution: ***Executed***

Date of the sanction imposition: ***1.03.2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***412.14***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 1, 2001***
Sanction imposing authority: ***Social insurance funds***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***93,396***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 28, 2001***
Sanction imposing authority: ***Federal Commission for Securities Market***

Grounds for sanction imposition: ***Quarterly securities Issuer's report was not submitted on time***
Sanction type: ***Fine***
Amount (RUR): ***30,000***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 31, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,116***
Degree of execution: ***Executed***

Date of the sanction imposition: ***30.04.2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***2,917.49***
Degree of execution: ***Executed***

Date of the sanction imposition: ***April 30, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Verification act***
Sanction type: ***Late payment charge***
Amount (RUR): ***38,512***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 1, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***4,157***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 4, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***21,765***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 29, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Missing cash funds***
Sanction type: ***Late payment charge***
Amount (RUR): ***36,172***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 30, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Overdue payment***

Sanction type: ***Late payment charge***
Amount (RUR): ***60,000***
Degree of execution: ***Executed***

Date of the sanction imposition: ***July 30, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***3,000***
Degree of execution: ***Executed***

Date of the sanction imposition: ***July 30, 2001***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Violation of instructions***
Sanction type: ***Late payment charge, fine***
Amount (RUR): ***69***
Degree of execution: ***Executed***

Date of the sanction imposition: ***July 30, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Zero current account balance***
Sanction type: ***Late payment charge***
Amount (RUR): ***2,179.95***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 1, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***10.46***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 22, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Late payment charge, fine***
Amount (RUR): ***639***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 24, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Statement of document check***
Sanction type: ***Late payment charge***
Amount (RUR): ***94.65***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 30, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Late payment charge***
Amount (RUR): ***30,718***

Degree of execution: ***Executed***

Date of the sanction imposition: ***August 31, 2001***
Sanction imposing authority: ***MTL***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***296***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 6, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,672***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 10, 2001***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Taxes not paid in full***
Sanction type: ***Late payment charge, fine***
Amount (RUR): ***1,245***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 26, 2001***
Sanction imposing authority: ***FCSM of Russia***
Grounds for sanction imposition: ***Report for 2Q2001 was not submitted on time***
Sanction type: ***Fine***
Amount (RUR): ***10,000***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 30, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,361.52***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 30, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Failure to make payment when due***
Sanction type: ***Late payment charge***
Amount (RUR): ***8,026***
Degree of execution: ***Executed***

Date of the sanction imposition: ***October 9, 2001***
Sanction imposing authority: ***FCSM of Russia***
Grounds for sanction imposition: ***Quarterly securities issuer's report for 2Q2001 was not submitted on time***
Sanction type: ***Fine***
Amount (RUR): ***10,000***
Degree of execution: ***Executed***

Date of the sanction imposition: *December 26, 2001*
Sanction imposing authority: *FCSM of Russia*
Grounds for sanction imposition: *Violation of Article 300 of the federal Law of April 22, 96 No 39-FZ On Securities Market, item 5 of Stature on quarterly reports of securities issuers of issued securities, as approved by a decision of FCSM of Russia of August 11, 1998, No 31*
Sanction type: *Fine*
Amount (RUR): *20,000*
Degree of execution: *Executed*

Date of the sanction imposition: *January 1, 2002*
Sanction imposing authority: *Branch of the Federal Treasury for the town of Troitsk*
Grounds for sanction imposition: *Overdue payment of sales tax*
Sanction type: *Late payment charge*
Amount (RUR): *2,906*
Degree of execution: *Executed*

Date of the sanction imposition: *January 1, 2002*
Sanction imposing authority: *Branch of the Federal Treasury for the town of Scherbinka*
Grounds for sanction imposition: *Overdue payment of sales tax*
Sanction type: *Late payment charge*
Amount (RUR): *1,321*
Degree of execution: *Executed*

Date of the sanction imposition: *January 1, 2002*
Sanction imposing authority: *Branch of the Federal Treasury for the town of Scherbinka*
Grounds for sanction imposition: *Overdue VAT payment*
Sanction type: *Late payment charge*
Amount (RUR): *1,015*
Degree of execution: *Not executed*

Date of the sanction imposition: *January 1, 2002*
Sanction imposing authority: *Branch of the Federal Treasury for the town of Podolsk*
Grounds for sanction imposition: *Adjusted VAT declaration was submitted late*
Sanction type: *Fine*
Amount (RUR): *15,164*
Degree of execution: *Not executed*

Date of the sanction imposition: *January 4, 2002*
Sanction imposing authority: *Inspectorate of the Ministry for Taxes and Levies*
Grounds for sanction imposition: *Overdue payment*
Sanction type: *Late payment charge*
Amount (RUR): *2,020*
Degree of execution: *Executed*

Date of the sanction imposition: *January 9, 2002*
Sanction imposing authority: *Branch of the Federal Treasury for the town of Podolsk*
Grounds for sanction imposition: *Overdue payment of motorway user tax for 2001*
Sanction type: *Late payment charge*
Amount (RUR): *2,799*

Degree of execution: ***Executed***

Date of the sanction imposition: ***January 12, 2002***
Sanction imposing authority: ***Pension fund***
Grounds for sanction imposition: ***Lack of cash***
Sanction type: ***Late payment charge***
Amount (RUR): ***3,676***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 22, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue transfer of funds***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,737***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 11,2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Kashira***
Grounds for sanction imposition: ***Report was not submitted on time***
Sanction type: ***Late payment charge on motor vehicle acquisition tax***
Amount (RUR): ***181***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 11,2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Kashira***
Grounds for sanction imposition: ***Report on motor vehicle acquisition tax for 2001 was not submitted on time***
Sanction type: ***Late payment charge***
Amount (RUR): ***259***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 13,2002***
Sanction imposing authority: ***Division of Federal Treasury for South-West district of Moscow (for Inspectorate of the Ministry for Taxes and Levies No 34)***
Grounds for sanction imposition: ***Late payment charge for overdue payment of eco-payments***
Sanction type: ***Late payment charge***
Amount (RUR): ***410***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 15, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Roshal***
Grounds for sanction imposition: ***Calculation report on environment pollution for 4Q2001 was not submitted on time***
Sanction type: ***Fine***
Amount (RUR): ***100***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 15, 2002***
Sanction imposing authority: ***Territorial road fund***
Grounds for sanction imposition: ***Overdue transfers of funds***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,060.27***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 15, 2002***
Sanction imposing authority: ***Territorial road fund***
Grounds for sanction imposition: ***Overdue transfers of funds***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,060***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 15, 2002***
Sanction imposing authority: ***Territorial road fund of Naro-Fominsk***
Grounds for sanction imposition: ***Overdue transfer of tax amounts for 2001***
Sanction type: ***Fine***
Amount (RUR): ***1,537***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Orekhovo-Zuevo***
Grounds for sanction imposition: ***Delay in payment of unified social tax for 2001 to the territorial medical insurance fund***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,069***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Orekhovo-Zuevo***
Grounds for sanction imposition: ***Delayed payment of VAT for 2001***
Sanction type: ***Late payment charge***
Amount (RUR): ***9,709***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Orekhovo-Zuevo***
Grounds for sanction imposition: ***Delayed payment of unified social tax to the Pension Fund of RF in 2001***
Sanction type: ***Late payment charge***
Amount (RUR): ***8,182***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Orekhovo-Zuevo***
Grounds for sanction imposition: ***Delayed payment of property tax for 1-2Q2001***

Sanction type: ***Late payment charge***
Amount (RUR): ***741***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Orekhovo-Zuevo***
Grounds for sanction imposition: ***Delayed payments of environment pollution charges for 2001***
Sanction type: ***Late payment charge***
Amount (RUR): ***565***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Orekhovo-Zuevo***
Grounds for sanction imposition: ***Delayed payment of unified social tax в ФСС 2001г.***
Sanction type: ***Late payment charge***
Amount (RUR): ***462***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Orekhovo-Zuevo***
Grounds for sanction imposition: ***Delayed payment sales tax for 2001***
Sanction type: ***Late payment charge***
Amount (RUR): ***140***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the town of Orekhovo-Zuevo***
Grounds for sanction imposition: ***Delayed payment of property tax for 1-2Q2001.***
Sanction type: ***Late payment charge***
Amount (RUR): ***741***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 27, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Lack of cash***
Sanction type: ***Late payment charge***
Amount (RUR): ***200***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 1, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Lack of cash***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,143.23***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 5, 2002***
Sanction imposing authority: ***Division of the Ministry for Taxes and Levies of the RF for the Moscow region***
Grounds for sanction imposition: ***Late payment charge for overdue payment of arrears to the Pension fund (reg. #5-004)***
Sanction type: ***Late payment charge***
Amount (RUR): ***16,645***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 7, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Calculation report was not submitted on time***
Sanction type: ***Fine***
Amount (RUR): ***100***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 12, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Serebryanye Prudy***
Grounds for sanction imposition: ***Report on the sales tax for 2002 was not submitted on time***
Sanction type: ***Fine***
Amount (RUR): ***731***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 12, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Serebryanye Prudy***
Grounds for sanction imposition: ***Report on land improvement levies was not submitted on time***
Sanction type: ***Fine***
Amount (RUR): ***100***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 12, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Serebryanye Prudy***
Grounds for sanction imposition: ***Overdue payment of land improvement levies***
Sanction type: ***Late payment charge***
Amount (RUR): ***6***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Fine on profit tax to the budget of the constituent entity of the RF***
Sanction type: ***Fine***
Amount (RUR): ***62,352***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on the profit tax payable to the budget of the constituent entity of the RF***
Sanction type: ***Late payment charge***
Amount (RUR): ***65,619***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on the profit tax payable to the budget of the constituent entity of the RF***
Sanction type: ***Late payment charge***
Amount (RUR): ***73,590***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on the profit tax payable to the budget of the constituent entity of the RF***
Sanction type: ***Late payment charge***
Amount (RUR): ***24,686***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on the profit tax payable to the budget of the constituent entity of the RF***
Sanction type: ***Late payment charge***
Amount (RUR): ***37,446***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Fine on the profit tax to the federal budget***
Sanction type: ***Fine***
Amount (RUR): ***36,366***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Tax on income of foreign legal entities***
Sanction type: ***Fine***
Amount (RUR): ***61,762***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on the profit tax to the federal budget***
Sanction type: ***Late payment charge***
Amount (RUR): ***15,585***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on profit tax pursuant to order #3***
Sanction type: ***Late payment charge***
Amount (RUR): ***36,059***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge of the property tax***
Sanction type: ***Late payment charge***
Amount (RUR): ***7***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on the profit tax payable to the budget of the constituent entity of the RF.***
Sanction type: ***Late payment charge***
Amount (RUR): ***21,879***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on income tax of foreign legal entities***
Sanction type: ***Late payment charge***
Amount (RUR): ***2,587***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Fine on property tax***
Sanction type: ***Fine***
Amount (RUR): ***172***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on property taxes***
Sanction type: ***Late payment charge***
Amount (RUR): ***15***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on income tax of foreign legal entities***
Sanction type: ***Late payment charge***
Amount (RUR): ***18,570***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on property tax***
Sanction type: ***Late payment charge***
Amount (RUR): ***10***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on income tax of foreign legal entities***
Sanction type: ***Late payment charge***
Amount (RUR): ***11,298***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 20, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Profit tax was paid in full***
Sanction type: ***Arrears***
Amount (RUR): ***493,604***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 22, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Chekhov***
Grounds for sanction imposition: ***Overdue tax payment***
Sanction type: ***Late payment charge on sales tax***
Amount (RUR): ***629***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 28, 2002***
Sanction imposing authority: ***Kaluga regional branch of MAP***
Grounds for sanction imposition: ***Violation of the RSFSR Law on competition and restriction of monopoly activities on commodity markets***
Sanction type: ***Transfer to the federal budget of profits resulted from the violation***
Amount (RUR): ***112,800***
Degree of execution: ***Executed***

Date of the sanction imposition: ***April 25, 2002***
Sanction imposing authority: ***Federal Fund of Compulsory Medical Insurance of the RF***
Grounds for sanction imposition: ***Overdue tax payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***139***
Degree of execution: ***Executed***

Date of the sanction imposition: ***April 25, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Roshal***
Grounds for sanction imposition: ***Calculation report of charges for environment pollution for 1Q2002 was not submitted on time***
Sanction type: ***Fine***
Amount (RUR): ***100***
Degree of execution: ***Executed***

Date of the sanction imposition: ***April 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the RF***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***784.29***
Degree of execution: ***Executed***

Date of the sanction imposition: ***May 1, 2002***
Sanction imposing authority: ***Division of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Payment was not effected on time***
Sanction type: ***Late payment charge on residential housing maintenance***
Amount (RUR): ***733***
Degree of execution: ***Executed***

Date of the sanction imposition: ***May 1, 2002***
Sanction imposing authority: ***Division of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Payment was not effected on time***
Sanction type: ***Late payment charge on advertising tax***
Amount (RUR): ***22***
Degree of execution: ***Executed***

Date of the sanction imposition: ***May 8, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the RF***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***20.24***
Degree of execution: ***Executed***

Date of the sanction imposition: ***May 28, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Dolgoprudny***
Grounds for sanction imposition: ***Desk audit***
Sanction type: ***Late payment charge on land tax***
Amount (RUR): ***690***
Degree of execution: ***Executed***

Date of the sanction imposition: ***May 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the RF for the town of Kolomna***
Grounds for sanction imposition: ***Erroneous calculation***
Sanction type: ***Late payment charge***
Amount (RUR): ***55***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 1, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the RF***
Grounds for sanction imposition: ***Statement of verification completion for the 1H***
Sanction type: ***Late payment charge***
Amount (RUR): ***8,558.9***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 3, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the RF***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***424.64***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Shatura***
Grounds for sanction imposition: ***Delayed payment of education levies in 2000***
Sanction type: ***Late payment charge***
Amount (RUR): ***4***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Shatura***
Grounds for sanction imposition: ***Delayed payment of property tax in 2000***
Sanction type: ***Late payment charge***
Amount (RUR): ***530***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Shatura***
Grounds for sanction imposition: ***Delayed payment of property tax in 2000***

Sanction type: ***Late payment charge***
Amount (RUR): ***2,434***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Shatura***
Grounds for sanction imposition: ***Delayed payment of environment pollution levies***
Sanction type: ***Late payment charge***
Amount (RUR): ***47***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 23, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the RF***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***8,602.44***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 28, 2002***
Sanction imposing authority: ***Territorial compulsory medical insurance fund for the town of Kolomna***
Grounds for sanction imposition: ***Overdue tax payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***43***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 28, 2002***
Sanction imposing authority: ***Pension fund***
Grounds for sanction imposition: ***Overdue tax payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***109***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***9,547***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***6,318***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the RF***
Grounds for sanction imposition: ***Additional refined calculations***

Sanction type: ***Late payment charge***
Amount (RUR): ***147***
Degree of execution: ***Executed***

Date of the sanction imposition: ***July 11, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Schelkovo***
Grounds for sanction imposition: ***Pursuant to the statement of field audit***
Sanction type: ***Fines and late payment charge***
Amount (RUR): ***136,501***
Degree of execution: ***Executed***

Date of the sanction imposition: ***July 15, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Shatura***
Grounds for sanction imposition: ***Delayed payment of property tax for 1Q***
Sanction type: ***Late payment charge***
Amount (RUR): ***1***
Degree of execution: ***Executed***

Date of the sanction imposition: ***July 15, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Shatura***
Grounds for sanction imposition: ***Delayed payments of environment pollution levies to federal budget for 1Q2002.***
Sanction type: ***Late payment charge***
Amount (RUR): ***2***
Degree of execution: ***Executed***

Date of the sanction imposition: ***July 15 , 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Shatura***
Grounds for sanction imposition: ***Delayed payment of profit tax***
Sanction type: ***Late payment charge***
Amount (RUR): ***18***
Degree of execution: ***Executed***

Date of the sanction imposition: ***July 15, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Shatura***
Grounds for sanction imposition: ***Delayed payment of unified social tax to the Federal fund of social insurance for 1Q2002***
Sanction type: ***Late payment charge***
Amount (RUR): ***184***
Degree of execution: ***Executed***

Date of the sanction imposition: ***July 25, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Krasnogorsk***
Grounds for sanction imposition: ***Land rent was not paid in full for 2001***
Sanction type: ***Late payment charge***

Amount (RUR): *4,176*
Degree of execution: ***Executed***

Date of the sanction imposition: ***July 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): *557*
Degree of execution: ***Executed***

Date of the sanction imposition: ***July 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Kolomna***
Grounds for sanction imposition: ***Overdue payment of local taxes***
Sanction type: ***Late payment charge***
Amount (RUR): *300*
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 1, 2002***
Sanction imposing authority: ***Financial division for the town of Dolgoprudny***
Grounds for sanction imposition: ***Overdue payment of lease charges***
Sanction type: ***Fine***
Amount (RUR): *213*
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 19, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Mytischi***
Grounds for sanction imposition: ***VAT for 2001 was not paid in full***
Sanction type: ***Fine***
Amount (RUR): *533*
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 19, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Mytischi***
Grounds for sanction imposition: ***Vat for 2001 was not paid in full***
Sanction type: ***Late payment charge***
Amount (RUR): *263*
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 19, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Shatura***
Grounds for sanction imposition: ***Delayed payment of land tax for 2Q2002 to the local budget***
Sanction type: ***Late payment charge***
Amount (RUR): *22*
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 19, 2002***

Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Shatura***
Grounds for sanction imposition: ***Delayed payment of unified social tax for 2Q2002 to the federal fund of compulsory medical insurance***
Sanction type: ***Late payment charge***
Amount (RUR): ***42***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 19, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Shatura***
Grounds for sanction imposition: ***Delayed payment of unified social tax for 2Q2002 to the federal budget***
Sanction type: ***Late payment charge***
Amount (RUR): ***356***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 19 , 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Shatura***
Grounds for sanction imposition: ***Delayed payment of unified social tax for 2Q2002 to the territorial find of compulsory medical insurance***
Sanction type: ***Late payment charge***
Amount (RUR): ***48***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 19, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Mytischi***
Grounds for sanction imposition: ***Failure to pay advertising tax for 2001***
Sanction type: ***Fine***
Amount (RUR): ***203***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 19, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Mytischi***
Grounds for sanction imposition: ***Failure to pay advertising tax for 2001***
Sanction type: ***Late payment charge***
Amount (RUR): ***54***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 20, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Mytischi***
Grounds for sanction imposition: ***Overdue transfer of income tax for 2002***
Sanction type: ***Late payment charge***
Amount (RUR): ***225***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 21, 2002***

Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Krasnogorsk***
Grounds for sanction imposition: ***Tax was not paid in full***
Sanction type: ***Fine***
Amount (RUR): ***11***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 21, 2002***
Sanction imposing authority: ***Division of Federal Treasury for Kashira district (Inspectorate of the Ministry for Taxes and Levies of the RF for the town of Kashira)***
Grounds for sanction imposition: ***Overdue payment of insurance charges for 2001 to the territorial find of compulsory medical insurance***
Sanction type: ***Late payment charge***
Amount (RUR): ***2,056.16***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Krasnogorsk***
Grounds for sanction imposition: ***Tax was not paid in full***
Sanction type: ***Late payment charge***
Amount (RUR): ***1***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 27, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Dzerzhinskiy***
Grounds for sanction imposition: ***Overdue payment of pollution tax***
Sanction type: ***Late payment charge***
Amount (RUR): ***8***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 27, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Dzerzhinskiy***
Grounds for sanction imposition: ***Land tax***
Sanction type: ***Fine***
Amount (RUR): ***315***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***20.05***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 2, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Zhukovskiy***
Grounds for sanction imposition: ***Overdue payment of unified social tax (pension fund)***

Sanction type: *Late payment charge*
Amount (RUR): *531*
Degree of execution: *Executed*

Date of the sanction imposition: *September 2, 2002*
Sanction imposing authority: *Inspectorate of the Ministry for Taxes and Levies*
Grounds for sanction imposition: *Overdue payment*
Sanction type: *Late payment charge*
Amount (RUR): *2,244.14*
Degree of execution: *Executed*

Date of the sanction imposition: *September 2, 2002*
Sanction imposing authority: *Inspectorate of the Ministry for Taxes and Levies for the town of Zhukovskiy*
Grounds for sanction imposition: *Overdue payment of unified social tax (federal fund of compulsory medical insurance)*
Sanction type: *Late payment charge*
Amount (RUR): *3*
Degree of execution: *Executed*

Date of the sanction imposition: *September 2, 2002*
Sanction imposing authority: *Inspectorate of the Ministry for Taxes and Levies for the town of Zhukovskiy*
Grounds for sanction imposition: *Overdue payment of unified social tax (territorial fund of compulsory medical insurance)*
Sanction type: *Late payment charge*
Amount (RUR): *65*
Degree of execution: *Executed*

Date of the sanction imposition: *September 2, 2002*
Sanction imposing authority: *Inspectorate of the Ministry for Taxes and Levies for the town of Zhukovskiy*
Grounds for sanction imposition: *Overdue payment of unified social tax (social insurance fund)*
Sanction type: *Late payment charge*
Amount (RUR): *76*
Degree of execution: *Executed*

Date of the sanction imposition: *September 5, 2002*
Sanction imposing authority: *Inspectorate of the Ministry for Taxes and Levies of Orekhovo-Zuevo district*
Grounds for sanction imposition: *Delayed payments of land tax for 2000*
Sanction type: *Late payment charge*
Amount (RUR): *579*
Degree of execution: *Executed*

Date of the sanction imposition: *September 10, 2002*
Sanction imposing authority: *Inspectorate of the Ministry for Taxes and Levies for the town of Kolomna*
Grounds for sanction imposition: *Overdue profit tax payment*
Sanction type: *Late payment charge*

Amount (RUR): *15.4*
Degree of execution: *Executed*

Date of the sanction imposition: *September 10, 2002*
Sanction imposing authority: *Inspectorate of the Ministry for Taxes and Levies for the town of Kolomna*
Grounds for sanction imposition: *Erroneous VAT calculation*
Sanction type: *Late payment charge*
Amount (RUR): *14.34*
Degree of execution: *Executed*

Date of the sanction imposition: *September 10, 2002*
Sanction imposing authority: *Inspectorate of the Ministry for Taxes and Levies for the town of Kolomna*
Grounds for sanction imposition: *Overdue land tax payment*
Sanction type: *Late payment charge*
Amount (RUR): *54.36*
Degree of execution: *Executed*

Date of the sanction imposition: *September 20, 2002*
Sanction imposing authority: *Inspectorate of the Ministry for Taxes and Levies for the town of Mozhaysk*
Grounds for sanction imposition: *Calculation report was not submitted on time*
Sanction type: *Fine*
Amount (RUR): *100*
Degree of execution: *Executed*

Date of the sanction imposition: *September 20, 2002*
Sanction imposing authority: *Inspectorate of the Ministry for Taxes and Levies for the town of Odintsovo*
Grounds for sanction imposition: *Calculation report was not submitted on time*
Sanction type: *Late payment charge*
Amount (RUR): *3.86*
Degree of execution: *Executed*

Date of the sanction imposition: *September 23, 2002*
Sanction imposing authority: *Inspectorate of the Ministry for Taxes and Levies for the town of Lytkarino*
Grounds for sanction imposition: *Overdue profit tax payment*
Sanction type: *Late payment charge*
Amount (RUR): *69*
Degree of execution: *Executed*

Date of the sanction imposition: *September 23, 2002*
Sanction imposing authority: *Inspectorate of the Ministry for Taxes and Levies for the town of Lytkarino*
Grounds for sanction imposition: *Overdue VAT payment*
Sanction type: *Late payment charge*
Amount (RUR): *124*
Degree of execution: *Executed*

Date of the sanction imposition: ***September 23, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Lytkarino***
Grounds for sanction imposition: ***Overdue payment of unified social tax***
Sanction type: ***Late payment charge***
Amount (RUR): ***757***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 23, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Lytkarino***
Grounds for sanction imposition: ***Overdue payment residential housing maintenance tax***
Sanction type: ***Late payment charge***
Amount (RUR): ***3,551***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 23, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Lytkarino***
Grounds for sanction imposition: ***Overdue payment of garbage collection levies***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,627***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 23, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Lytkarino***
Grounds for sanction imposition: ***Overdue payment of property tax***
Sanction type: ***Late payment charge***
Amount (RUR): ***459***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 23, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Lytkarino***
Grounds for sanction imposition: ***Overdue payment of sales tax***
Sanction type: ***Late payment charge***
Amount (RUR): ***3,399***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 26, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***18,889.23***
Degree of execution: ***Executed***

Date of the sanction imposition: ***November 2, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***

Amount (RUR): ***2,858***
Degree of execution: ***Executed***

Date of the sanction imposition: ***November 29, 2002***
Sanction imposing authority: ***Insurance funds***
Grounds for sanction imposition: ***Lack of cash***
Sanction type: ***Late payment charge***
Amount (RUR): ***69,280***
Degree of execution: ***Executed***

Date of the sanction imposition: ***November 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): *79,273*
Degree of execution: ***Executed***

Date of the sanction imposition: ***November 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Fine.***
Amount (RUR): *7,621*
Degree of execution: ***Executed***

Date of the sanction imposition: ***November 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***20,260***
Degree of execution: ***Executed***

Date of the sanction imposition: ***November 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***486***
Degree of execution: ***Executed***

Date of the sanction imposition: ***November 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,958***
Degree of execution: ***Executed***

Date of the sanction imposition: ***November 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***3,006***
Degree of execution: ***Not executed***

Date of the sanction imposition: ***November 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,128***
Degree of execution: ***Not executed***

Date of the sanction imposition: ***November 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***423***
Degree of execution: ***Executed***

Date of the sanction imposition: ***December 20, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***146***
Degree of execution: ***Executed***

Date of the sanction imposition: ***December 24, 2002***
Sanction imposing authority: ***Mosautodor, Lyuberetski branch of RDU #7***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge of motorway user tax***
Amount (RUR): ***6,882***
Degree of execution: ***Executed***

Date of the sanction imposition: ***December 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 6***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge on sales tax***
Amount (RUR): ***5,535***
Degree of execution: ***Executed***

Date of the sanction imposition: ***December 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Belgorod***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge for land tax***
Amount (RUR): ***65.92***
Degree of execution: ***Executed***

Date of the sanction imposition: ***December 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Belgorod***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge on property tax***
Amount (RUR): *778.72*
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 1, 2003***
Sanction imposing authority: ***Treasury***
Grounds for sanction imposition: ***Overdue payment for rented residential premises***
Sanction type: ***Late payment charge***
Amount (RUR): ***3,885***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 1, 2003***
Sanction imposing authority: ***Treasury***
Grounds for sanction imposition: ***Overdue payment for rented municipal buildings***
Sanction type: ***Late payment charge***
Amount (RUR): ***223***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 1, 2003***
Sanction imposing authority: ***Inter-district inspectorate of the Ministry for Taxes and Levies #3 for the Moscow region***
Grounds for sanction imposition: ***Overdue payment of police support charge***
Sanction type: ***Late payment charge***
Amount (RUR): ***118***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 1, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Schelkovo***
Grounds for sanction imposition: ***Overdue income tax payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***5,708***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 1, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the RF № 10 for the city of Bryansk***
Grounds for sanction imposition: ***Lack of cash***
Sanction type: ***Late payment for natural person income tax***
Amount (RUR): ***2,115***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 1, 2003***
Sanction imposing authority: ***Interdistrict Inspectorate of the Ministry for Taxes and Levies № 3 for the Moscow region***
Grounds for sanction imposition: ***Overdue payment of land improvement levies***
Sanction type: ***Late payment charge***
Amount (RUR): ***237***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 3, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for Pechepskiy District***
Grounds for sanction imposition: ***Overdue payment***

Sanction type: ***Late payment charge***
Amount (RUR): ***485***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 3, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the RF # 11 for the Bryansk region***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***34***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 3, 2003***
Sanction imposing authority: ***MTL # 10 for the Bryansk region***
Grounds for sanction imposition: ***pursuant to statement of check # 1269/09***
Sanction type: ***Late payment charge***
Amount (RUR): ***18,309***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 4, 2003***
Sanction imposing authority: ***social insurance fund РФ***
Grounds for sanction imposition: ***adjusted personal injury insurance charges***
Sanction type: ***Fine***
Amount (RUR): ***28***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 9, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 10 for the Bryansk region***
Grounds for sanction imposition: ***Arrears***
Sanction type: ***Late payment charge***
Amount (RUR): ***2,374***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Fine on profit tax payable to the state budget***
Amount (RUR): ***93,409***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Profit tax fine***
Amount (RUR): ***120,780***
Degree of execution: ***Not executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Parfenyevskiy district***
Amount (RUR): ***505***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Sudislavskiy district***
Amount (RUR): ***897***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Vokhomskiy district***
Amount (RUR): ***102***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Buyskiy district***
Amount (RUR): ***1,877***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Antropovskiy district***
Amount (RUR): ***477***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in the city of Kostroma***

Amount (RUR): *71,361*
Degree of execution: *Executed*

Date of the sanction imposition: *January 10, 2003*
Sanction imposing authority: *Inspectorate of Ministry for Taxes and Duties for the city of Kostroma*
Grounds for sanction imposition: *Statement # № 247/18 of December 2, 2002 of a field check of tax compliance*
Sanction type: *Late payment charge for profit tax in the Kostroma region*
Amount (RUR): *37,429*
Degree of execution: *Executed*

Date of the sanction imposition: *January 10, 2003*
Sanction imposing authority: *Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma*
Grounds for sanction imposition: *Statement # № 247/18 of December 2, 2002 of a field check of tax compliance*
Sanction type: *Late payment charge for profit tax in Kostromskoy district*
Amount (RUR): *448*
Degree of execution: *Executed*

Date of the sanction imposition: *January 10, 2003*
Sanction imposing authority: *Inspectorate of Ministry for Taxes and Duties for the city of Kostroma*
Grounds for sanction imposition: *Statement # № 247/18 of December 2, 2002 of a field check of tax compliance*
Sanction type: *Late payment charge for profit tax (federal budget)*
Amount (RUR): *120,702*
Degree of execution: *Executed*

Date of the sanction imposition: *January 10, 2003*
Sanction imposing authority: *Inspectorate of Ministry for Taxes and Duties for the city of Kostroma*
Grounds for sanction imposition: *Statement # № 247/18 of December 2, 2002 of a field check of tax compliance*
Sanction type: *Late payment charge for profit tax in Kadyiskiy district*
Amount (RUR): *468*
Degree of execution: *Executed*

Date of the sanction imposition: *January 10, 2003*
Sanction imposing authority: *Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma*
Grounds for sanction imposition: *Statement # № 247/18 of December 2, 2002 of a field check of tax compliance*
Sanction type: *Late payment charge for profit tax in Kologrivskiy district*
Amount (RUR): *26*
Degree of execution: *Executed*

Date of the sanction imposition: *January 10, 2003*
Sanction imposing authority: *Inspectorate of Ministry for Taxes and Duties for the city of Kostroma*

Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Makaryevskiy district***
Amount (RUR): ***93***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Manturovskiy district***
Amount (RUR): ***92***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Volgorechenskiy district***
Amount (RUR): ***419***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Neyskiy district***
Amount (RUR): ***818***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Sharyinskiy district***
Amount (RUR): ***2,605***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Mezhevskoy district***
Amount (RUR): ***89***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***

Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Chokhlomskiy district***
Amount (RUR): ***156***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Susaninskiy district***
Amount (RUR): ***576***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Sogalichskiy district***
Amount (RUR): ***81***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax***
Amount (RUR): ***417***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Pyshugskiy district***
Amount (RUR): ***523***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Galichskiy district***
Amount (RUR): ***424***
Degree of execution: ***Executed***

Date of the sanction imposition: *January 10, 2003*
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Pavinskiy district***
Amount (RUR): *49*
Degree of execution: ***Executed***

Date of the sanction imposition: *January 10, 2003*
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Ostrovskiy district***
Amount (RUR): *1,017*
Degree of execution: ***Executed***

Date of the sanction imposition: *January 10, 2003*
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Oktyabrskiy district***
Amount (RUR): *335*
Degree of execution: ***Executed***

Date of the sanction imposition: *January 10, 2003*
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Nerekhtskiy district***
Amount (RUR): *22*
Degree of execution: ***Executed***

Date of the sanction imposition: *January 13, 2003*
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 10 for the Bryansk region***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): *36,169*
Degree of execution: ***Executed***

Date of the sanction imposition: *January 15, 2003*
Sanction imposing authority: ***Branch 5 State entity – Vladimir regional branch of social insurance fund of the RF***
Grounds for sanction imposition: ***Overdue payment of personal injury charges***
Sanction type: ***Late payment charge***
Amount (RUR): *5*

Degree of execution: ***Executed***

Date of the sanction imposition: ***January 15, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Lytkarino***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge of unified social tax (social insurance fund)***
Amount (RUR): ***48***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 20, 2003***
Sanction imposing authority: ***social insurance fund of the RF***
Grounds for sanction imposition: ***Desk audit***
Sanction type: ***Late payment charge***
Amount (RUR): ***5***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 20, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Zhukovskiy***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge of unified social tax (social insurance fund)***
Amount (RUR): ***5,774***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 22, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Voskresensk***
Grounds for sanction imposition: ***Overdue transfer of funds***
Sanction type: ***Late payment charge of tax for 2H2002.***
Amount (RUR): ***99***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 23, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 9 for the Bryansk region***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Late payment charge for motor vehicle owners tax***
Amount (RUR): ***16***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 23, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 9 for the Bryansk region***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Late payment charge for motorway user tax***
Amount (RUR): ***18***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 25, 2003***

Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Belgorod***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge for land tax***
Amount (RUR): ***141.77***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 28, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for Orekhovo-Zuevo region***
Grounds for sanction imposition: ***Overdue transfer of funds***
Sanction type: ***Late payment charge of unified social tax to social insurance fund for 1H2001***
Amount (RUR): ***756***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 28, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for Orekhovo-Zuevo***
Grounds for sanction imposition: ***Overdue transfer of funds***
Sanction type: ***Late payment charge of unified social tax to the federal fund of compulsory medical insurance for 1H2001***
Amount (RUR): ***244***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 30, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 8***
Grounds for sanction imposition: ***Rebate of late payment charge***
Sanction type: ***Late payment charge for profit tax***
Amount (RUR): ***-138.09***
Degree of execution: ***Cancelled***

Date of the sanction imposition: ***January 30, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies № 9***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge on profit tax***
Amount (RUR): ***1,053.81***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 31, 2003***
Sanction imposing authority: ***Inter-district Inspectorate of Ministry for Taxes and Duties of the RF for major taxpayers of the Moscow region***
Grounds for sanction imposition: ***Overdue transfer of tax for sales of fuel and lubricants***
Sanction type: ***Late payment charge***
Amount (RUR): ***1***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 31, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for Puchezhskiy district***
Grounds for sanction imposition: ***Statement of verification completion***

Sanction type: ***Fine of unified social tax of 14 % accumulation part to pension fund***
Amount (RUR): ***28***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 31, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for Puchezhskiy district***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Fine of unified social tax 14% to pension fund***
Amount (RUR): ***76***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 31, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for Puchezhskiy district***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Fine of unified social tax 14% to pension fund, insurance part***
Amount (RUR): ***172***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 31, 2003***
Sanction imposing authority: ***Interdistrict Inspectorate of Ministry for Taxes and Duties of the RF for major taxpayers of the Moscow region***
Grounds for sanction imposition: ***Overdue payment of motor vehicle owners tax***
Sanction type: ***Late payment charge***
Amount (RUR): ***45***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 31, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for the city of Ivanovo***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Late payment charge on property tax***
Amount (RUR): ***6***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 31, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for Puchezhskiy district***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Fine of unified social tax 14% to the territorial fund of compulsory medical insurance***
Amount (RUR): ***19***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 31, 2003***
Sanction imposing authority: ***Interdistrict Inspectorate of Ministry for Taxes and Duties of the RF for major taxpayers of the Moscow region***
Grounds for sanction imposition: ***Overdue payment of charges for police support***
Sanction type: ***Late payment charge***
Amount (RUR): ***14***

Degree of execution: ***Executed***

Date of the sanction imposition: ***January 31, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for Puchezhskiy district***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Fine of unified social tax 14 % federal fund of compulsory medical insurance***
Amount (RUR): ***1***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 31, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for the city of Ivanovo***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Late payment charge for VAT***
Amount (RUR): ***138,868***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 31, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for Puchezhskiy district***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Fine of unified social tax 14% social insurance fund***
Amount (RUR): ***4***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 1, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies № 9 for the Bryansk region***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***697***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 1, 2003***
Sanction imposing authority: ***KOMZEM***
Grounds for sanction imposition: ***Non-payment***
Sanction type: ***Late payment charge for land tax***
Amount (RUR): ***2***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 7, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 9 for the Bryansk region***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Arrears on unified social fund***
Amount (RUR): ***881***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 7, 2003***

Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 9 for the Bryansk region***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Late payment charge for unified social tax***
Amount (RUR): ***29***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 7, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 9 for the Bryansk region***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Late payment charge for income tax***
Amount (RUR): ***25***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 28, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue tax payments***
Sanction type: ***Late payment charge for taxes to the budget***
Amount (RUR): ***825,020***
Degree of execution: ***Being executed***

Date of the sanction imposition: ***March 1, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the RF # 3 for the Bryansk region***
Grounds for sanction imposition: ***Statement of fact***
Sanction type: ***Late payment charge***
Amount (RUR): ***32***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 1, 2003***
Sanction imposing authority: ***Social insurance fund***
Grounds for sanction imposition: ***Statement of injuries check***
Sanction type: ***Late payment charge***
Amount (RUR): ***3***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 3, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 9 for the Bryansk region***
Grounds for sanction imposition: ***Statement of fact***
Sanction type: ***Fine for income tax***
Amount (RUR): ***177***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 3, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Belgorod***
Grounds for sanction imposition: ***Pursuant to statement of check***
Sanction type: ***Fine for accidents***
Amount (RUR): ***1,361***

Degree of execution: ***Executed***

Date of the sanction imposition: ***March 13, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Decision # 34 of Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma of September 5, 2001***
Sanction type: ***Interest on VAT restructuring***
Amount (RUR): ***37,965***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 13, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the RF for the town of Chekhov***
Grounds for sanction imposition: ***Overdue payment of land tax for 2002***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,842***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 13, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Decision # 34 of Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma of September 5, 2001***
Sanction type: ***Interest on restructuring profit tax, to the federal budget***
Amount (RUR): ***4,315***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 1***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge for tax to the federal fund of compulsory medical insurance***
Amount (RUR): ***11***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 1***
Grounds for sanction imposition: ***Rebate of late payment charge***
Sanction type: ***Late payment charge for tax for police***
Amount (RUR): ***-24.74***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 1***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge for tax for police***
Amount (RUR): ***8***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2003***

Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 1***
Grounds for sanction imposition: ***Rebate of late payment charge***
Sanction type: ***Late payment charge for pension fund***
Amount (RUR): *-397*
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 1***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge for tax on the territorial fund of compulsory medical insurance***
Amount (RUR): *65*
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 1***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge for land tax***
Amount (RUR): *11*
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 1***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge for tax on the territorial fund of compulsory medical insurance***
Amount (RUR): ***110***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 20, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Belgorod***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge for land tax***
Amount (RUR): ***4.04***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 20, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Belgorod***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge for land tax***
Amount (RUR): *26.22*
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 25, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Kolomna***
Grounds for sanction imposition: ***Erroneous calculation of property tax for 9 months of 2002***
Sanction type: ***Late payment charge***

Amount (RUR): *292*
Degree of execution: *Executed*

Date of the sanction imposition: *March 27, 2003*
Sanction imposing authority: *Interdistrict Inspectorate of the Ministry for Taxes and Levies of the RF # 7*
Grounds for sanction imposition: *Refund of VAT in another tax period*
Sanction type: *Late payment charge, fine*
Amount (RUR): *12,302*
Degree of execution: *Executed*

Date of the sanction imposition: *March 3, 2003*
Sanction imposing authority: *Inspectorate of the Ministry for Taxes and Levies*
Grounds for sanction imposition: *Overdue payment*
Sanction type: *Late payment charge*
Amount (RUR): *1,576*
Degree of execution: *Executed*

Date of the sanction imposition: *March 31, 2003*
Sanction imposing authority: *Interdistrict Inspectorate of Ministry for Taxes and Duties of the RF for major taxpayers of the Moscow region*
Grounds for sanction imposition: *Overdue transfer of funds in respect of land tax*
Sanction type: *Late payment charge*
Amount (RUR): *4,047*
Degree of execution: *Executed*

Date of the sanction imposition: *March 31 , 2003*
Sanction imposing authority: *Interdistrict Inspectorate of Ministry for Taxes and Duties of the RF for the Kostroma region*
Grounds for sanction imposition: *statement of verification as of December 1, 2002*
Sanction type: *Late payment charge for tax for police*
Amount (RUR): *19*
Degree of execution: *Executed*

Date of the sanction imposition: *March 31, 2003*
Sanction imposing authority: *State Tax Inspectorate*
Grounds for sanction imposition: *Payment was not effected on time*
Sanction type: *Late payment charge in respect of PFR*
Amount (RUR): *5,634*
Degree of execution: *Executed*

Date of the sanction imposition: *May 31, 2003*
Sanction imposing authority: *Inspectorate of the Ministry for Taxes and Levies (IMTL)*
Grounds for sanction imposition: *Overdue tax payments*
Sanction type: *Late payment charge for tax payments to the budget*
Amount (RUR): *152,375*
Degree of execution: *Being executed*

Date of sanction imposition	Sanction imposing authorities	Grounds for sanction imposition	Type of sanction	Amount, RUR	Degree of execution
30.06.03	IMTL	Adjusted declaration	transportation tax	12	executed
30.06.03	IMTL for October district	Non-payment when due	sales tax	114	executed
30.06.03	Ecology Committee	Non-payment when due	environment tax	86	executed
30.06.03	MTL	Report was not submitted on time	fine	1,895	executed
30.06.03	IDI MTL RF #4	Overdue payment	late payment charge for tax on advertising	1	not executed
30.06.03	IDI MTL RF #4	Overdue payment	late payment charge for environment pollution	4	not executed
30.06.03	IDI MTL RF #4	Overdue payment	late payment charge for allowance to the police	10	not executed
30.06.03	IDI MTL RF #4	Overdue payment	late payment charge for land tax	137	not executed
30.06.03	IDI MTL RF #4	Overdue payment	late payment charge for sales tax	2	not executed
30.06.03	IMTL for the town of Suzdal and neighborhood	Overdue payment	late payment charge	3	not executed
03.04.03	IMTL for October district	Report was not submitted on time	fine	202	executed
04.06.03	IMTL for October district	According to adjusted calculation	late payment charge for auto vehicle owners tax	73	not executed
04.06.03	IMTL for October district	According to adjusted calculation	late payment charge for motor road tax	170	not executed
30.06.03	IMTL for October district	According to adjusted calculation	late payment charge for land tax	66	not executed
30.06.03	IMTL for October district	According to adjusted calculation	late payment charge for regional tax	11,030	not executed
June	inspectorate of MTL	overdue payment	late payment charge for land tax	131	executed
June	inspectorate of MTL	overdue payment	late payment charge for auto vehicle owners tax	354	executed
June	inspectorate of MTL	overdue payment	late payment charge	2,978	executed

			for property tax		
June	inspectorate of MTL	overdue payment	late payment charge for sales tax	5	executed
June	inspectorate of MTL	overdue payment	late payment charge for environment pollution	3,858	executed
June	inspectorate of MTL	overdue payment	late payment charge for other taxes	132	executed
June ′	inspectorate of MTL	overdue payment	late payment charge for profit tax	475	executed
June	inspectorate of MTL	overdue payment	late payment charge for UST to PF	19,773	executed
June	inspectorate of MTL	overdue payment	late payment charge for UST to FSI	48	executed
June	inspectorate of MTL	overdue payment	late payment charge for UST to CMSF	204	executed
June	inspectorate of MTL	overdue payment	late payment charge for UST to TFCMI	3,348	executed
04.04.03	Inter-district inspectorate of MTL RF for major taxpayers of the Tula region	Current late payment charge	Late payment charge for land tax	5,866	executed
03.06.03	Inter-district inspectorate of MTL RF for major taxpayers of the Tula region	Current late payment charge	Late payment charge for land tax	10	executed
01.01.2003	Treasury	Late payment for leased premises	late payment charge	223	executed
01.01.2003	Treasury	Late payment for leased premises	late payment charge	3,885	executed
01.03.2003	FSI	Personal injury statement	late payment charge	3	executed
25.03.2003	IMTL for the town of Kolomna	Error in property tax calculation	late payment charge	292	executed
01.04.2003	IMTL for the town of Zaraysk	Late payment (housing tax)	late payment charge	6,870	executed
01.04.2003	IMTL for the town of Zaraysk	Late payment (transportation tax)	late payment charge	4,085	executed
	Krasnogorsk				
31.03.03	Federal Treasury branch	late payment	late payment charge	168	executed
25.06.03	IMTL of RF for Shakhovskoy district	late payment of profit tax	late payment charge	633	executed
20.01.2003	IMTL for the town of Zhukovski	late payment	late payment charge for UST (FSI)	5,774	executed
15.01.2003	IMTL for the town of Lytkarino	late payment	late payment charge for UST (FSI)	48	executed
24.12.2002	Mosautoroad, Lyuberetski branch DRD #7	late payment	late payment charge for motor road users' tax	6,882	executed

09.06.2003	IMTL for the town of Zhukovski	late payment	late payment charge for UST (FCMIF)	1	executed
09.06.2003	IMTL for the town of Zhukovski	late payment	late payment charge for pension payments	19	executed
09.06.2003	IMTL for the town of Zhukovski	late payment	late payment charge for accumulated pension payments	9	executed
09.06.2003	IMTL for the town of Zhukovski	late payment	late payment charge for UST (TFCMI)	5	executed
27.06.2003	IMTL for the town of Ramenskoe	late payment	late payment charge for other taxes	38	executed
27.08.2002	Territorial autoroad fund for Ramenskoe	late payment	late payment charge for road usage tax	852	авизо №67 от 30.06.2003 г.
20.01.03	FSI РФ	Office check	late payment charge	5	пл.пор.182 от 20.01.03
	Naro-Fominsk				
20.06.03	IMTL for the town of Naro-Fominsk	late payment	late payment charge	4	executed 06.2003г
17.02.03	IMTL for Ruza district	Overdue payment	late payment charge	2,108	executed
17.02.03	IMTL for Ruza district	Overdue payment	late payment charge	257	executed
15.01.03	IMTL for Ruza district	Overdue payment	late payment charge	131	executed
28.01.2003	IMTL For Orekhovo-Zuevo district	Late payment	Late payment charge for UST to FSI for 1H2001	756	executed
28.01.03.	IMTL For Orekhovo-Zuevo district	Late payment	Late payment charge for UST to FCMIF for 1H2001	244	executed
28.01.2003	IMTL for the town of Voskresensk	Late payment	Late payment charge for natural person tax tax for 1H2000	99	executed
24.06.02	IMTL for the town of Klimovsk	overdue payments	late payment charge for propery tax	61	not executed
01.2003	IMTL for the town of Podolsk	overdue payments	late payment charge for sales tax	331	not executed
04.2003	IMTL №5 for the town of Scherbinka	overdue payments	late payment charge for sales tax	127	not executed
24.06.02	IMTL №5 for the town of Scherbinka	overdue payments	late payment charge for police allowance tax	1	not executed
04.2002	IMTL№5 for the town of Scherbinka	overdue payments	late payment charge for profit tax	2	not executed
04.2002	IMTL for town of Vidnoe	overdue payments	late payment charge for sales tax	298	not executed
01.2003	IMTL for town of Vidnoe	overdue payments	late payment charge for sales tax	52	not executed
24.06.02	IMTL for town of Vidnoe	overdue payments	late payment charge for police allowance tax	239	not executed

13.03.2003	IMTL for the town of Chekhov	late payment of land tax in 2002	late payment charge	1,842	executed
10.04.2003	IMTL for the town of Chekhov	payment of pension insurance charges to the Federal Pension Fund for 1Q2002	late payment charge	10,009	executed
19.05.2003	IMTL for the town of Kashira	late payment of profit tax for 1Q2003	late payment charge	306	executed
31.05.2003	IMTL for the town of Serpukhov	late payment of profit tax for 1Q2003	late payment charge	441	executed
09.06.2003	IMTL for Serebryano-Prudski district	declaration of profit tax for 1Q2003 was not submitted on time	fine	3,708	executed
01,2003	IMTL for the town of Schelkovo	Late payment of income tax	Late payment charge	5,708	executed
16.2003	Branch of Pension Fund of RF	Not registered on time	Fine	1,000	executed
12.05.2003	IDI MTL RF #6 IDDMS-2	pursuant to order 641 of April 24, 2003	payment for normal and off-limit releases and discharges	62	executed
12.05.2003	IDI MTL RF #6	pursuant to order 641 of April 24, 2003	property tax	267	executed
12.05.2003	IDI MTL RF #6	pursuant to order 641 of April 24, 2003	motor road users' tax	1,035	executed
12.05.2003	IDI MTL RF #6	pursuant to order 641 of April 24, 2003	sales tax to the regional budget	5,056	executed
30.06.2003	IDI MTL RF #6	decision # 45-10/353	sales tax to the regional budget	(4,415)	executed
30.06.2003	Inspectorate of MTL for the city of Kostroma	Late payment charge pursuant to verification	Late payment charge for profit tax to the regional budget for 2Q2003 Ponazyrevski DB	13	

The essence of all ongoing court proceedings in which the Issuer is the defendant.

Lawsuits filed by legal entities.

Case category	Lawsuits under consideration	
	Quantity	Amount, RUR in thousands
1. Indemnification of losses arising from contracts on telecom service provision	142	25,406
2. Pre contract disputes	3	0
3. Other disputes	16	3,929
Total on all case categories	161	29,336

Lawsuits filed by individuals.

Case category	Lawsuits under consideration	
	Quantity	Amount, RUR in thousands
Complaints on failure to provide, poor quality or untimely provision of telecom services, including moral damage	27	425,594 339.5
Complaints on failure to apply the effective tariffs (including benefits) and on settlements for telecom services rendered, including moral damage	46	300,009 222.5
Other disputes related to applicable Rules on telephone service (including pre-contract disputes), including moral damage	42	1,529,326 1,289.5
Complaints on unlawful acts of officials, including moral damage	12	1,121 305
Total: including moral damage	127	3,375,929 2,156.5

The essence of all ongoing litigations which may materially affect the Issuer's activities.
No court proceedings that may significantly affect the Issuer's activities.

Brief description of grounds for all the ongoing or completed in the reported quarter public inquiries of the Issuer conducted by state authorities, as well as of audits of the Issuer carried out at the request of its shareholders (participants):

In Tula regional operation and technical telecommunications center a public inquiry was carried out by Head office for nature resource management and protection of environment as to compliance with regulations and legislation on nature resource management and protection of environment. Statement of opinion #30 of March 28, 2003 (no sanction was imposed). Auditor firms Top-audit and Ernst&Young conducted an audit of TulaTelecom – Tula regional branch of JSC CenterTelecom.

42. Material facts (events, actions) over the reported quarter.

The date of the material fact (event, action): ***April 8, 2003***
Code of the fact (event, action): ***0200194A08042003***

Ruben Amaryan General Director of Joint-Stock Central Telecommunication Company, a member of the Board of Directors of Joint-Stock Central Telecommunication Company, a member of the collective governing body (the management board) of Joint-Stock Central Telecommunication Company.

The share in the Issuer's charter (legal) capital before the change: 0.00905%.
The share in the Issuer's charter (legal) capital after the change: 0.00916%.
The date the change took effect: April 8, 2003

The date of the material fact (event, action): ***April 8, 2003***
Code of the fact (event, action): ***0200194A08042003***

Alexey Lokotkov, First Deputy General Director of Joint-Stock Central Telecommunication Company, a member of the collective governing body (the management board) of Joint-Stock Central Telecommunication Company.

The share in the Issuer's charter (legal) capital before the change: 0.00815%.
The share in the Issuer's charter (legal) capital after the change: 0.00826%.
The date the change took effect: April 8, 2003

The date of the material fact (event, action): ***April 10, 2003***
Code of the fact (event, action): *1300194A10042003*

The date of the meeting of the Board of Directors: April 7, 2003.
The form of holding the meeting: personal attendance.
Number of the Board members: 11.
9 members of the Board attended the meeting.
The quorum is reached.

Full wordings of resolutions passed the Board according to the meeting minutes:
1)
To determine:
-the date of the annual general meeting of shareholders on June 24, 2003;
- the time to start the general meeting of shareholders: 11.00 am;
-the venue of the meeting: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia.
-the time to start registration of participants: 9.00 am.

Voting results on the resolution:
"For": 9 votes, "Against": no, "Abstained": no
Pursuant to Article 14 of the Company Charter a decision on this issue shall be passed by a majority of the votes of the Board members attending the Board meeting.

2)
to set the record date (to finalize the list of persons entitled to take part in the annual general meeting of shareholders) on May 5, 2003, at 6.00 pm.

Voting results on the resolution:
"For": 9 votes, "Against": no, Abstained: no
Pursuant to Article 14 of the Company Charter a decision on this issue shall be passed by a majority of the votes of the Board members attending the Board meeting.

The date of the material fact (event, action): ***April 10, 2003***
Code of the fact (event, action): *1500194A10042003*

The date of the meeting of the Board of Directors: April 7, 2003.
The form of holding the meeting: personal attendance.
Number of the Board members: 11.
9 members of the Board attended the meeting.
Quorum is reached.

Full wordings of resolutions passed the Board according to the meeting minutes:
1)It was resolved to determine May 5, 2003 at 6.00 pm as the record date to finalize the list of persons entitled to take part in the annual general meeting of shareholders.

Voting results on the resolution:
"For": 9 votes, "Against": no, "Abstained": no
Pursuant to Article 14 of the Company Charter a decision on this issue shall be passed by a majority of the votes of the Board members attending the Board meeting.

The date of the material fact (event, action): ***April 22, 2003***

Code of the fact (event, action): ***1100194A22042003***

Joint-Stock Central Telecommunication Company paid the second coupon income attached to the bonds.
Type of securities: Documentary interest bearing non-convertible bearer bonds series 02.
Due date of bond income payment: April 22, 2003
Income paid per bond on the second coupon: RUR 99.73
Total number of series 02 bonds: 600,000
Form of bond's income payment: in cash.

The date of the material fact (event, action): ***April 30, 2003***
Code of the fact (event, action): ***0900194A30042003***

Growth of profit in 4Q2002 resulted from the reorganization of the issuer (regional operators in Russia's Central and Central Black Soil areas were merged into JSC CenterTelecom).

Loss in 3Q2002 was RUR43,224,000
Profit in 1Q2003 was RUR146,506,000
Change in the profit in absolute terms: RUR –189,730,000
Relative change of profit: 438.9%

The date of the material fact (event, action): ***April 30, 2003***
Code of the fact (event, action): ***0900194A30042003***

Growth of profit in 1Q2003 resulted from increased sales, reduced costs of telecommunications service provision and decreased non-sales expenses.

Profit in 4Q2002 was RUR146,506,000
Profit in 1Q2003 was RUR586,876,000
Change in the profit in absolute terms: RUR – 440,370,000
Relative change of profit: 400.6%

The date of the material fact (event, action): ***June 20, 2003***
Code of the fact (event, action): ***1300194A20062003***

The date of the meeting of the Board of Directors: June 18, 2003.
The form of holding the meeting:absentee voting.
Number of the Board members: 11.
Took part in the vote: 11 members.
Quorum is reached.

Full wordings of resolutions passed the Board according to the meeting minutes:
1)
To determine:

On item 1 of the meeting agenda – approval of the decision to issue secured documentary interest bearing nonconvertible bearer bonds series 3 of JSC CenterTelecom with mandatory centralized custody in the amount of 2,000,000 million at the par value of RUR1,000 (one thousand Russian rubles) each.
The passed resolution:

it was resolved to approve the decision to issue secured documentary interest bearing nonconvertible bearer bonds series 3 of JSC CenterTelecom with mandatory centralized custody in the amount of 2,000,000 (two million) at the par value of RUR1,000 (one thousand Russian rubles) each. The total nominal value of the bond issue is RUR2,000,000,000 with maturity on the 1095th day from the placement date. The bonds of the issue shall be placed based on the decision on the bond placement passed by the Board of Directors.

Results of the voting on the issue: unanimous vote.

According to article 14.8 of the Company Charter a decision on the issue shall be passed by a majority of votes of the Board members taking part in the Board meeting.

On item 2 of the Board meeting agenda – approval of the Prospectus of a secured bond issue of 2,000,000 (two million) documentary interest bearing non-convertible bearer bonds series 3 of JSC CenterTelecom with mandatory centralized custody at the par value of RUR1,000 (one thousand Russian rubles) each.

The passed resolution:

It was resolved to approve bond issue prospectus to issue 2,000,000 (two million) secured documentary interest bearing nonconvertible bearer bonds series 3 of JSC CenterTelecom with mandatory centralized custody at the par value of RUR1,000 (one thousand Russian rubles) each. The total nominal value of the bond issue is RUR2,000,000,000, with maturity on the 1095th day from the date of the placement start.

According to article 14.8 of the Company Charter a decision on the issue shall be passed by a majority of votes of the Board members taking part in the Board meeting.

Results of the voting on the issue: unanimous vote.

The passed resolution:
1. Approval of the terms and conditions of the contract with Private JSC Registrator-Svyaz for maintaining the register of owners of registered securities of CenterTelecom, where there is interest to conclude the contract, amended as follows:
1) to determine the amount of subscription fee of RUR7.50 quarterly (less VAT) per each of registered holder in the register on whose account some securities are listed.;
2) to delete from the contract the formula for calculation the amount payable for performing the duties of the counting commission, and identify a flat amount payable for these services of equivalent to USD30,000, including VAT.
2. To conclude that amount payable for performing the duties of the counting commission by the registrar is in line with the market.

Results of the vote on the resolution on item 1:
"For" - 7, "against" -0,'abstained" - 0
(R. Amaryan, General Director of CenterTelecom, not being an independent director, did not vote on the resolution).

Pursuant to Article 14.8 of the Company Charter a decision on the issue should be passed by a majority of the votes of the directors taking part in the meeting.

On item 12 of the Board meeting agenda On approval of the deal with JSC NTC where there is interest to close the deal pursuant to Chapter 9 of the federal Law on Joint-Stock

Companies, viz. an agent agreement.

The passed resolution:
1. To determine the cost of services rendered pursuant to the agent agreement on sale of payphone cards by JSC NTC at RUR12 (twelve) million, based on the market price of similar services.
2. To approve the deal with JSC NTC, viz. the agent agreement on sale of payphone cards of JSC NTC, on the following terms and conditions:
1) the retail price of the cards for distribution (sale)of cards by the Agent shall be set by the Agent itself;
2) to identify the quantity of cards required for fulfillment of the Principal assignment the Agent shall issue and send to the Principal an order for the cards and their transfer;
3) transfer of the cards to the Agent shall be carried out at the location of the Principal or any other site agreed by the Parties, not later than 30 business days from the receipt of the advanced payment (unless later date is specified in the order);
4) with issuing the order to the Principal the Agent shall pay to the Principal a prepayment to the amount of RUR15 per card of any nominal (including VAT) as a collateral for fulfillment of its obligations on distribution (sale) of cards;
5) the effective term of the agreement is 1 year from the date of its signing.
3. The Management Board shall send an inquiry as soon as possible to the Federal Service for Financial Adjustment as to the market price of the services rendered by JSC NTC.

Results of the vote on the resolution on item 12 of the agenda:
"For" - 5, "against" –1 (A.Ikonnikov),"abstained" - 0
(V.Yashin and R.Amaryan as the Board members interested in the conclusion of the deal (both are members of the Board of Directors of JSC NTC did not vote on the resolution).

Pursuant to Article 14.8 of the Company Charter a decision on the issue should be passed by a majority of the votes of the directors taking part in the meeting.

On item 15 of the Board meeting agenda Compensation of the Management Board members.

The passed resolution:
To approve the percentage allocated to calculate a quarterly compensation for the whole Management Board to the amount of 0.93% of the net profit in the reporting quarter according to the financial statements of the Company.

Results of the vote on the resolution on item 15:

«For» - 8, «against» - 0, «abstained» - 0

Pursuant to Article 14.8 of the Company Charter a decision on the issue should be passed by a majority of the votes of the directors taking part in the meeting.

On item 16 of the Board meeting agenda Review of the auditor's report and statement of opinion of the Audit Commission of the Company on the examination of the annual accounting reports for 2002.

The passed resolution:
To note the auditor's report and statement of the audit commission.

Results of the vote on the resolution on item 16 of the agenda:

«For» - 8, «against» - 0, «abstained» - 0

Pursuant to Article 14.8 of the Company Charter a decision on the issue should be passed by a majority of the votes of the directors taking part in the meeting.

On item 17 of the Board meeting agenda Tentative approval of the annual report, review of the annual accounting reports, including profit and loss statement (profit and loss account) of the Company, and profit distribution, including dividend payment (declaration), and losses of the Company upon the results of 2002.

The passed resolution:
1. To tentatively approve the annual report, and recommend to the annual general meeting of shareholders to approve the annual report and annual accounting reports, including profit and loss statement (profit and loss account) of the Company, and profit distribution, including dividend payment (declaration), and losses of the Company upon the results of 2002.
2. To instruct the Management Board within a month to develop a Charity Aid Concept of the Company and submit it for review to the Board members.
3. The Board Secretary shall compile information on fulfillment of the previously passed Board decisions to the next Board meeting.

Results of the vote on the resolution on item 17 of the Board meeting agenda:

«For» - 8, «against» - 0, «abstained» - 0

Pursuant to Article 14.8 of the Company Charter a decision on the issue should be passed by a majority of the votes of the directors taking part in the meeting.

Item 18 of the Board meeting agenda Recommendation on the amount of the annual dividend payable on shares.

The passed resolution:
to endorse a recommendation to the forthcoming annual general meeting of shareholders of JSC CenterTelecom to approve payment of annual dividends as follows:

- *RUR0.206 per preference Class A share*
- *RUR0.096 per ordinary share*

to identify the following dividend payment schedule:

- *cash payments of dividends on preference Class A shares to be completed before August 23, 2003;*
- *cash payments of dividends on ordinary shares to be completed before December 31, 2003.*

Results of the vote on the resolution on item 18 of the Board meeting agenda:
«For» - 8, «against» - 0, «abstained» - 0

Pursuant to Article 14.8 of the Company Charter a decision on the issue should be passed by a majority of the votes of the directors taking part in the meeting.

On item 19 of the Board meeting agenda Review of the Draft Regulations on the general meeting of shareholders (new issue).

The passed resolution:
To recommend to the annual general meeting of shareholders to approve Regulations on the general meeting of shareholders (new issue)

Results of the vote on the resolution on item 18 of the Board meeting agenda:
«For» - 8, «against» - 0, «abstained» - 0

Pursuant to Article 14.8 of the Company Charter a decision on the issue should be passed by a majority of the votes of the directors taking part in the meeting.

On item 20 of the Board meeting agenda Approval of the agenda of the annual meeting of shareholders of JSC CenterTelecom
The passed resolution:
to approve the agenda of the annual meeting of shareholders of JSC CenterTelecom as follows:

1. *Approval of the annual report, annual accounting statements including statement of profit and loss (profit and loss account) of the Company, as well as of distribution of profit, including payment (declaration) of dividends, and loss of the Company according to results of 2002.*
2. *Election of members of the Board of Directors.*
3. *Election of members of internal Audit Commission.*
4. *Approval of the Company's auditor for 2003.*
5. *Approval of a new issue of the Regulations on the General Meeting of Shareholders of the Company.*
6. *Determination of remuneration of members of the Company's Board of Directors.*

Results of the vote on the resolution on item 20 of the Board meeting agenda:
«For» - 8, «against» - 0, «abstained» - 0

Pursuant to Article 14.8 of the Company Charter a decision on the issue should be passed by a majority of the votes of the directors taking part in the meeting.

On item 21 of the Board meeting agenda Identification of the list of materials to be provided to shareholders in the course of preparations to the annual general meeting of shareholders and arrangements for their provision

The passed resolution:
I. To approve the list of materials to be provided to shareholders in the course of preparations to the annual general meeting of shareholders as follows:

1. *Annual report of the Company.*
2. *Annual accounting reports for 2002.*
3. *Report of the Company's Audit Commission on the results of a check of annual financial statements of the Company for 2002.*
4. *Report of the Company's auditor on the results of an audit of annual financial statements of the Company for 2002.*
5. *Recommendation of the Board of Directors of the Company on distribution of profit, including payment of dividends on shares of the Company and payment arrangements, and losses of the Company upon results of 2002.*
6. *Draft regulations on the General Meeting of Shareholders of JSC CenterTelecom (a new issue).*
7. *Information about the candidates:*
   to the Board of Directors.
   to the Audit Commission
8. *Information about the candidate to the Company's auditor*
9. *Draft resolutions of the annual general meeting of shareholders.*

10. Written consent of the candidates to stand for the election to management and supervisory bodies of the Company or notice about unavailability of the consent.

II. The Management Board of the Company:
1. Shall ensure preparation of the materials by May 25, 2003
2. Shall ensure an opportunity to review the materials to those entitled to take part in the annual general meeting of shareholders as from May 30, 2003 at the following addresses:

JSC CenterTelecom, 23 Proletarskaya Street, Khimki, Moscow region, Russia.
JSC CenterTelecom, Office 316, 6 Degtiarny Pereulok, Building 2, Moscow, Russia.
Phone (+7 095) 209-28-29.
Belsvyaz – subsidiary of JSC CenterTelecom, 3 Revolution Square, Belgorod, Russia.
Phone (+7 0722) 33-66-79.
Bryansksvyazinform – subsidiary of JSC CenterTelecom, 9 Karl Marx Square, Bryansk, Russia.
Phone (+7 0832) 44-55-88.
Elektrosvyaz of Vladimir region - subsidiary of JSC CenterTelecom, 42 Gorkiy Street, Vladimir, Russia. Phone (+7 0922) 35-34-60.
Voronezhsvyazinform - subsidiary of JSC CenterTelecom, 35 Revolution Prospekt, Voronezh, Russia. Phone (+7 0732) 53-34-73.
Ivtelecom – subsidiary of JSC CenterTelecom, 1 the 10th of August Street, Ivanovo, Russia.
Phone (+7 0932) 47-13-36.
Kaluga subsidiary of JSC CenterTelecom, 38 Teatralnaya Street, Kaluga, Russia.
Phone (+7 0842) 591-937.
KostromaTelecom – subsidiary of JSC CenterTelecom, 1 Podlipaeva Street, Kostroma, Russia.
Phone (+7 0942) 62-12-48.
Kursk subsidiary of JSC CenterTelecom, 8 Krasnaya Square, Kursk, Russia.
Phone (+7 0712) 55-40-42.
Lipetskelektrosvyaz – subsidiary of JSC CenterTelecom, 61 Oktyabrskaya Street, Lipetsk, Russia. Phone (+7 0742) 72-60-88.
Orel subsidiary of JSC CenterTelecom, 43 Lenin Street, Orel, Russia.
Phone (+7 0862) 43-18-96.
Ryazan subsidiary of JSC CenterTelecom, 43 Schedrina Street, Ryazan, Russia.
Phone (+7 0912) 27-22-05.
SmolenskTelecom – subsidiary of JSC CenterTelecom, 6 Oktyabrskaya Revolution Street, Smolensk, Russia. Phone (+7 0812) 68-31-76.
Tambovskaya Elektrosvyaz – subsidiary of JSC CenterTelecom, 2-B Antonova-Ovseenko Street, Tambov, Russia. Phone (+7 0752) 75-05-88.
Tver subsidiary of JSC CenterTelecom, 24 Novotorzhskaya Street, Tver, Russia.
Phone (+7 0822) 48-79-79.
TulaTelecom – subsidiary of JSC CenterTelecom, 33 Prospekt Lenina, Tula, Russia.
Phone (+7 0872) 36-44-18.
Yartelecom – subsidiary of JSC CenterTelecom, 22 Komsomolskaya Street, Yaroslavl, Russia.
Phone (+7 0852) 72-91-87.
and on the Company's web-site at: www.centertelecom.ru.

Results of the vote on the resolution on item 21 of the Board meeting agenda:
«For» - 8, «against» - 0, «abstained» - 0

Pursuant to Article 14.8 of the Company Charter a decision on the issue should be passed by a majority of the votes of the directors taking part in the meeting.

On item 22 of the Board meeting agenda Postal address to send completed ballot papers.

The passed resolution:
Completed ballots can be sent to the following address:
JSC CenterTelecom, Office 316, 6 Degtiarny Pereulok, Building 2, Moscow, Russia
Results of the vote on the resolution on item 22 of the Board meeting agenda:
«For» - 8, «against» - 0, «abstained» - 0

Pursuant to Article 14.8 of the Company Charter a decision on the issue should be passed by a majority of the votes of the directors taking part in the meeting.

On item 23 of the Board meeting agenda Notification of shareholders about holding the annual general meeting of shareholders, approval of the text of the notice of shareholders about holding the annual general meeting of shareholders
The passed resolution:
1. To approve the following arrangement to give notice to shareholders about holding the annual general meeting of shareholders:
- Notice of the annual general meeting of shareholders of the Company shall be published in the daily Rossiiskaya Gazeta not later than May 30, 2003.
- Not later than May 30, 2003 the notice of holding the annual general meeting of shareholders shall be sent to all shareholders – owners of voting shares by registered mail.
2. To approve the text of the notice of holding the annual general meeting of shareholders as amended.

Results of the vote on the resolution on item 23 of the Board meeting agenda:
«For» - 8, «against» - 0, «abstained» - 0

Pursuant to Article 14.8 of the Company Charter a decision on the issue should be passed by a majority of the votes of the directors taking part in the meeting.

On item 24 of the Board meeting agenda Review of the candidate to the Company auditor for 2003
The passed resolution:
To recommend to the annual general meeting of shareholders to approve Private JSC Ernst&Young as the Company's auditor for 2003.

Results of the vote on the resolution on item 24 of the Board meeting agenda:
«For» - 8, «against» - 0, «abstained» - 0

Pursuant to Article 14.8 of the Company Charter a decision on the issue should be passed by a majority of the votes of the directors taking part in the meeting.

On item 25 of the Board meeting agenda Remuneration of members of the Board of Directors of JSC CenterTelecom:
The passed resolution:
1. Pursuant to item 7.4 of the Regulations on the Board of Directors of the Company to allocate the compensation amount approved at the extraordinary general meeting of shareholders as follows: to the Chairman of the Board – with a coefficient of 1.3; other Board members who are not public servants – with a coefficient of 1.
To recommend to the annual general meeting of shareholders to approve allocation amounts (in percent) to be used for calculation of quarterly and annual remuneration of members of the Board of Directors as follows:

- allocation of 0.0041% of the Company's revenues from sale of goods, products, works, services in a reporting quarter according to accounting reports of the Company for remuneration of each member of the Board of Director;
- allocation of 0.4% of the net profit in a reporting year according to accounting reports of the Company for remuneration of the whole Board of Directors of the Company.

Results of the vote on the resolution on item 25 of the Board meeting agenda:
«For» - 8, «against» - 0, «abstained» - 0
Pursuant to Article 14.8 of the Company Charter a decision on the issue should be passed by a majority of the votes of the directors taking part in the meeting.

On item 26 of the Board meeting agenda Approval of the form and text of ballot papers for voting on all agenda items.
The passed resolution:
To approve the form and text of ballot papers for voting at the annual general meeting of shareholders as amended
Results of the vote on the resolution on item 26 of the Board meeting agenda:
«For» - 8, «against» - 0, «abstained» - 0

Pursuant to Article 14.8 of the Company Charter a decision on the issue should be passed by a majority of the votes of the directors taking part in the meeting.

The date of the material fact (event, action): *May 6, 2003*
Code of the fact (event, action): *1300194A06052003*

The date of the meeting of the Board of Directors: April 29, 2003.
The form of holding the meeting: absentee vote.
Number of the Board members: 11.
11 members of the Board took part in the absentee voting.
The quorum is reached.

Full wordings of the resolutions passed by the Board according to the meeting minutes:
1. The Board resolved that Joint-Stock Central Telecommunication Company is to carry out secured placement of 2,000,000 (two million) documentary interest bearing non-convertible bearer bonds series 03 of RUR1,000 par value each.
2. to set the placement price of the documentary interest bearing non-convertible bearer bonds series 03 at the par value of RUR1,000 each.
3. to determine the following specifics of the bond issue:
3.1. mode of placement: public subscription;
3.2. placement period: bond placement shall start not earlier than two weeks after disclosure of information on the state registration of the bond issue and ensuring access of all potential buyers to the information about the bond issue. The exact date of the bond placement start shall be determined by the Board of Directors of JSC Central Telecommunication Company, and potential buyers shall be notified of it by the Company at least 5 days before the placement start. The placement end date shall be the earliest of the following dates (events) (whichever occurs earlier):
a) the fifteenth working day from the bond placement date; b) the placement of the last bond of the issue. However, the placement end date shall not be later than 12 months after the state registration of the bond issue.
Bond placement shall be carried out through sale-purchase deals at the bond placement price. Making bond placement deals shall start on the first day of the bond placement period and end on the last day of the placement period.
Bond placement deals shall be made by submitting specific applications pursuant to terms and conditions set forth in documents of Private Joint-Stock Company Moscow inter-bank

currency exchange (MICEX).
3.3. The bond placement price is equal to the bond par value.
3.4. Payments in respect of bond placement shall be made in cash in Russian Roubles (RUR).
3.5. Maturity of the bonds of the issue falls on the 1095 (one thousand and ninety fifth) day since the start of the placement period. The start and end of the redemption at maturity period coincide.
3.6. Payments related to bond redemption at maturity and bond income shall be made in cash in Russian roubles.
3.7. There shall be no bond redemption before maturity.

4. to approve ACB Moscow Business World (JSC), Private JSC IC-Troyka-Dialogue as the issue co-arrangers and underwriters.

Results of the vote on the resolution:
"For" - 11, "Against" - 0, "Abstained" - 0.
Pursuant to Article 14.8 of the Company Charter a decision on the issue should be passed by a majority of the votes of the directors taking part in the meeting.

43. Information on the reorganization of the issuer, its subsidiaries and affiliates.
No information on the reorganization of the issuer, its subsidiaries, daughter companies and affiliates in the reporting quarter.

44. Additional material information on the Issuer.
No additional material information

B. Financial and Business Activities of the Issuer

45. Annual accounting reports for the last three fiscal years.
Not provided in the reporting period.

46. The issuer's financial statements for the reported quarter.
See Annex.

47. Events resulted in an increase or reduction in the assets of the Issuer by more than 10 percent in the reported quarter.
No such events in the reporting quarter.

The value of the issuer's assets as at the end of the quarter preceding the reporting quarter is *RUR24,272,456,000*
The value of the issuer's assets as at the end of the reporting quarter is *RUR26,314,132,000.*

48. Events resulted in an increase in the profits (loss) of the Issuer by more than 20 percent as compared to the performance in the preceding quarter.

The issuer's profit (loss) in the quarter, preceding the reporting quarter is *RUR586,876,000*
The issuer's profit (loss) in the reporting quarter is *RUR601,922,000.*

49. Formation and allocation of the reserves and other special funds of the Issuer.
Pursuant to a decision of the annual general meeting of shareholders reserves in the amount RUR31,560,000 were allocated from undistributed profit of previous years.

50. Transactions concluded by the Issuer in the reported period to the amount of 10 and more percent of the Issuer's assets as of the end of the preceding quarter.
Supply Contract for delivery of software Oracle with Private JSC Open Technologies 98.

Date of concluding the contract: May 29, 2003
The deal subject matter: supply of Oracle software;
Toatl amount spent by the issuer: USD36,387,256.64;
Share of the amount spent by the issuer under the deal in the issuer's assets: 4.5%;
Person interested in the conclusion of the deal: no;
The contractor in the deal: Private JSC Open Technologies 98, 30 Obruchev Street, Building 1, Moscow, 117861, Russia. Phone:(+7 095) 787-70-27, fax: (+7 095) 787-70-28;
The decision to close the deal was approved by the Board of Directors of JSC CenterTelecom at the meeting on May 28, 2003

51. Allocation of funds raised by the Issuer through placement of the issued securities
No such channels of funds utilization.

52. Borrowed funds raised by the Issuer and its subsidiaries in the reported period.
Borrowed funds received by the Issuer at the end of the reporting quarter:

Debt description	Balance at the beginning of the year (RUR)	Received (RUR)	Repaid (RUR)	Balance at the end of the reported quarter (RUR)
Long-term bank credits	981,013,000	718,305,000	569,553,000	1,129,765,000
including not paid back at maturity	-	-	-	-
Other long-term loans	963,448,000	13,577,000	34,886,000	942,139,000
including not paid back at maturity	-	-	-	-
Short-term bank credits	1,654,894,000	3,274,976,000	1,702,937,000	3,226,933
including not paid back at maturity	-	30,493,000	93,000	30,400,000
Bank loans to employees	-	-	-	-
including not paid back at maturity	-	-	-	-
Other short-term loans	743,359,000	148,507	180,409,000	711,457,000
including not paid back at maturity	36,419,000	7,638,000	8,805,000	35,252,000

Borrowed funds received by the Issuer and its subsidiaries in the past year:

Debt description	Balance at the beginning of the year (RUR)	Received (RUR)	Repaid (RUR)	Balance at the end of the reported quarter (RUR)
Long-term bank credits	381,017,000	1,160,759,000	556,730,000	985,046,000
including not paid back at maturity	-	-	-	-
including due to:				
Other long-term loans	1,100,821,000	788,907,000	892,373,000	997,355,000
including not paid back at maturity	-	-	-	-
including due to:				
Short-term bank credits	1,049,886,000	2,727,064,000	2,165,101,000	1,611,849,000
including not paid back at maturity	18,359,000	9,177,000	27,536,000	-
including due to:				
Bank loans for employees	-	-	-	-
including not paid back at maturity	-	-	-	-
including due to:				
Other short-term loans	38,658,000	944,414,000	213,860,000	769,212,000
including not paid back at maturity	3,401,000	33,018,000	-	36,419,000
including due to:				

53. Accounts payable and accounts receivable of the Issuer and its subsidiaries for the reported quarter.
Amount of accounts payable and accounts receivable of the Issuer and its subsidiaries at the end of the reporting quarter.

Description	Balance at the beginning of the year (RUR)	Received (RUR)*	Repaid (RUR)*	Balance at the end of the reported quarter (RUR)*

1) Accounts receivable:				
short-term	2,555,361,000	19,152,634,000	18,054,485,000	3,653,511,000
including overdue	815,085,000	-	121,091,000	693,994,000
including over 3 months in arrears	488,282,000	-	49,807,000	538,089,000
in particular on/for:				
	-	-	-	-
	-	-	-	-
long-term	42,568,000	33,313,000	26,454,000	49,427,000
including overdue	-	-	-	-
including over 3 months in arrears	-	-	-	-
in particular on/for:				
2) **Accounts Payable**				
short-term	3,196,772,000	18,923,162,000	18,497,598,000	3,622,336,000
including overdue	179,176,000	-	-	179,176,000
including over 3 months in arrears	141,905,000	-	-	141,905,000
in particular on/for:				
long-term	1,325,339,000	842,525,000	815,871,000	1,351,993,000
including overdue	-	-	-	-
including over 3 months in arrears	-	-	-	-
in particular on:				
Security (collateral):				
provided to the Issuer:	1,296,451,000	64,522,000	64,246,000	1,296,728,000
including by third parties	-	-	-	-
in particular provided on:				
provided by the Issuer:	3,938,941,000	1,780,571,000	587,098,000	5,132,413,000
including those to third persons	765,318,000	-	-	765,318,000
in particular provided on:				
3) Bill of exchange transactions				
drawn bills	79,324,000	147,266,000	165,577,000	61,013,000
including overdue	-	-	-	-
in particular on				
Accepted bills (notes)	423,000	8,236,000	8,332,000	327,000
including overdue	-	-	-	-
in particular on:				

Analysis of the Issuer liquidity and solvency

Performance of the basic indicators of the issuer liquidity and solvency over the three complete fiscal years preceding the approval of the decision on the bond issue, or for each complete fiscal year from the issuer establishing, if the issuer conduct its activities for less than three years, and for the last quarter before approval of the decision on the bond issue.

Description	**Year**	**Year**	**Year**	**Quarter**	**Half year**
	2000	2001	2002*	2Q2003*	1H2003*
Own working capital, RUR in thousands	-96 363	-735 172	-5 128 364	-5 237 472	-5 992 512
Financial independence ratio (Equity to Total Assets)	0.2	0.67	0.62	0.63	0.75
Own capital autonomous ratio	0.83	0.6	0.62	0.61	0.57
Inventory coverage by own working capital	-1,40	-5.31	-7.92	-6.94	-7.31
Permanent asset index	1.04	1.26	1.36	1.35	1.40
Current ratio	0.83	0.92	0.67	0.7	0.67
Quick ratio	0.65	0.7	0.41	0.45	0.45

* Sharp growth of indicators for 2002-2003 is attributed to the merger

Calculation of the financial ratios followed the guidelines recommended by Standards for bond issues and their prospectus as approved by FCSM of Russia.

From the data above it is evident that in 2000-2002 the Issuer lacked own working assets and raised debt financing resulting in greater financial dependence and lower own capital autonomous ratio. The reasons for growing permanent asset index are increasing cost of non-working assets caused by technical modernization of the Company. In 2002 – 1Q2003 net working assets of the Company were negative.
In 2002 liquidity ratios declined, though in 1Q2002 the value of ratios went slightly up.

Analysis of the issuer business activity

Performance of the basic indicators of the issuer business activity over the three complete fiscal years preceding the approval of the decision on the bond issue, or for each complete fiscal year from the issuer establishing, if the issuer conduct its activities for less than three years, and for the last quarter before approval of the decision on the bond issue.

Description	Year	Year	Year	Quarter	Half year
	2000	2001	2002*	2Q2003*	1H2003*
Net Asset turnover, times	1.015	1.233	1.200	0.319	0.66
Accounts payable turnover, times	5.1	3.9	3.8	1.0	1.90
Accounts receivable turnover, times	10.2	5.3	8.0	1.9	3.20
Paid profit tax, RUR in thousands	67,165	54,202	557,240	205,691	372,179
Debt to the budget, RUR in thousands	35,277	12,422	516,572	661,159	709,020
Share of the debt to budget in the accounts payable, %	8.7	1.7	16.0	19.6	19.57
Share of the profit tax in the gross profit, %	23.4	31.3	33.9	35.0	31.31

* Sharp growth of indicators for 2002-2003 is attributed to the merger

Calculation of the financial ratios followed the guidelines recommended by Standards for bond issues and their prospectus as approved by FCSM of Russia.
In 1Q2003 as compared to 2002 the trend of growing net asset turnover is quite pronounced.
Lower accounts payable turnover was caused by faster growth rates of the accounts payable over that of the costs and expenses.
Higher accounts receivable turnover in 2002 resulted from faster growth of sales than growth of the accounts receivable.
Debt to the budget is real, as at the end of 1Q2003 there was no overdue debt to the budget. All outstanding debt to the budget of the subsidiaries (merged companies) was restructured.
The share of the debt to budget in the total amount of accounts payable declined in 2001 as compared to the previous year due to the increase in the accounts payable.
The share of the profit tax in the gross profit grew over the period.

54. Investments of the Issuer

Investments of the Issuer at the end of the reporting quarter:

Description	Investment as at the end of the reported quarter (RUR)		
	Short-term (less than 1 year)	Long-term (over 1 year)	Total
Investments in the sovereign issued securities	-	-	-
Investments in the securities issued by constituent entities of the Russian Federation	-	-	-
Investments in the municipal securities	-	-	-
Investments in shares, contribution fees, unit funds of other organizations	-	3,996,000	3,996,000
Investments in bonds and other debt securities	177,000	13,720,000	13,897,000
Other loans granted	1,250,000	7,340,000	8,590,000
Investment in the Issuer's daughter companies	-	9,116,100	9,116,100
Investment in the Issuer's affiliates	-	7,630,000	7,630,000

Investments in the organizations liquidated pursuant to the applicable law of the Russian Federation			
Name of the organization	Date of liquidation	Authority which ordered the liquidation	Investment amount (RUR)
Total			-

Investments in the organizations declared bankrupt pursuant to the applicable law of the Russian Federation			
Name of the organization	Date of liquidation	Authority which ordered the liquidation	Investment amount (RUR)
Total			-

The Issuer's assets as at the end of the reporting quarter (RUR)	

Investments in the organizations accounted for over 10% of the issuer's assets as at the end of the reported quarter		
Name of the organization	Name of the organization	Percentage of the assets
Total	-	0 %

55. Other material information on business and financial activities of the Issuer:

no information

C. Securities of the Issuer

56. Shares of the Issuer

Issue number: *1*
Class: ***ordinary shares***
Type of securities: ***registered book-entry shares***
Par value of an issued share: ***RUR1,000***
Number of issued securities: ***451,601***
Total amount of the issue: ***RUR451,601,000***

State registration of the issue:
Date of registration: ***June 20, 1994***
Registration number: ***48-1П-1212***

State registration authority: ***financial bodies***

Mode of placement: ***pursuant to the privatization plan***
Period of placement: ***28 June 1994 – 4 July 1994***

Current state of the issue: ***all shares of the issue are cancelled (annulled)***
Number of actually placed securities in accordance with the registered issue report: ***451,601***

State registration of the issue report:
Date of registration: ***February 3, 1998***
State registration authority: ***Federal Commission for the Securities Market***

Restrictions in circulation of the issued securities (if any):
The shares are not traded on the OTC market as all the shares of the issue have been cancelled (annulled).

Market information on the issued securities:
There is no trading in this type of shares as all the shares of the issue were cancelled.

Additional material information on the issued securities:
No other significant information.

Issue number: ***1***
Class: ***preference shares***
Series: ***B***
Type of securities: ***registered book-entry shares***
Par value of an issued share: ***RUR1000***

Number of issued securities: ***12,372***
Total amount of the issue: ***RUR12,372,000***

State registration of the issue:
Date of registration: ***June 20, 1994***
Registration number: ***48-1П-1212***
State registration authority: ***Financial authorities***

Mode of placement: ***according to the privatization plan***
Period of placement: ***July 8, 1994 – July 14, 1994***

Current state of the issue: ***all shares of the issue are cancelled (annulled)***
Number of actually placed securities in accordance with the registered issue report: ***12,372***

State registration of the issue report:
Date of registration: ***February 3, 1998***
State registration authority: ***Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
According to the issuer's Charter the Russian Federal Property Fund is the sole exclusive holder of this type of shares. Preference Class B shares are automatically converted into ordinary shares once they are sold by the property fund. These shares are intended for sale at an investment auction.

Market information on the issued securities:
Preference Class B shares are not traded on any market.

Additional material information on the issued securities:
No other significant information

Issue number: *2*
Class: ***ordinary shares***
Type of securities: ***registered book-entry shares***
Par value of an issued share: ***RUR300.00***

Number of issued securities*:* ***451,601***
Total amount of the issue*:* ***RUR135,480,300***

State registration of the issue:
Date of registration: ***February 25, 1998***
Registration number: ***1-02-00194-A***
State registration authority: ***Federal Commission for the Securities Market***

Mode of placement: ***conversion***
Period of placement: ***February 25, 1998 –March 12, 1998***

Current state of the issue: ***all shares of the issue are cancelled (annulled)***
Number of actually placed securities in accordance with the registered issue report: ***451,601***

State registration of the issue report:
Date of registration: ***April 27, 1998***
State registration authority: ***Federal Commission for the Securities Market***

Restrictions in circulation of the issued securities (if any):
The shares are not traded on the OTC market as all the shares of the issue were cancelled.

Market information on the issued securities:
There is no trading in this type of shares as all the shares of the issue were cancelled.

Additional material information on the issued securities:
No other significant information.

Issue number: *2*
Class: ***preference shares***
Series: ***B***
Type of securities: ***registered book-entry shares***
Par value of an issued share: ***RUR300.00***

Number of issued securities*:* ***12,372***
Total amount of the issue*:* ***RUR3,711,600***

State registration of the issue:
Date of registration: ***February 25, 1998***
Registration number: ***1-02-00194-A***
State registration authority: ***Federal Commission for the Securities Market***

Mode of placement: ***conversion***
Period of placement: ***February 25, 1998 –March 12, 1998***

Current state of the issue: ***all shares of the issue are cancelled (annulled)***
Number of actually placed securities in accordance with the registered issue report: ***12,372***

State registration of the issue report:
Date of registration: ***April 27, 1998***
State registration authority: ***Federal Commission for the Securities Market***

Restrictions in circulation of the issued securities (if any):
According to the issuer's Charter the Russian Federal Property Fund is the sole exclusive holder of this type of shares. Preference Class B shares are automatically converted into ordinary shares once they are sold by the property fund.

Market information on the issued securities:
Preference type B shares are not traded on any market.

Additional material information on the issued securities:
No other significant information

Issue number: ***1***
Class: ***preference shares***
Class: ***A***
Type of securities: ***registered book-entry shares***
Par value of an issued share: ***RUR1,000***

Number of issued securities: ***154,658***
Total amount of the issue: ***RUR154,658,000***

State registration of the issue:
Date of registration: ***June 20, 1994***
Registration number: ***48-1П-1212***
State registration authority: ***Financial authorities***

Mode of placement: ***pursuant to the privatization plan***
Period of placement: ***July 8, 1994 –July 14, 1994***

Current state of the issue: ***all shares of the issue are cancelled (annulled).***
Number of actually placed securities in accordance with the registered issue report: ***154,658***

State registration of the issue report:
Date of registration: ***February 3, 1998***
State registration authority: ***Federal Commission for the Securities Market***

Restrictions in circulation of the issued securities (if any):
The shares are not traded on the OTC market as all the shares of the issue were cancelled.

Market information on the issued securities:
There is no trading in this type of shares as all the shares of the issue were cancelled (annulled).

Additional material information on the issued securities:
No other significant information.

Issue number: ***2***
Class: ***preference shares***
Class: ***A***
Type of securities: ***registered book-entry shares***
Par value of an issued share: ***RUR300.00***

Number of issued securities: ***154,658***
Total amount of the issue: ***RUR 46,397,400***

State registration of the issue:
Date of registration: ***February 25, 1998***
Registration number: ***2-02-00194-A***
State registration authority: ***Federal Commission for the Securities Market***

Mode of placement: ***conversion***
Period of placement: ***February 25, 1998 –March 12, 1998***

Current state of the issue: ***all shares of the issue are cancelled (annulled).***
Number of actually placed securities in accordance with the registered issue report: ***154,658***

State registration of the issue report:
Date of registration: ***April 27, 1998***
State registration authority: ***Federal Commission for the Securities Market***

Restrictions in circulation of the issued securities (if any):
The shares are not traded on the OTC market as all the shares of the issue were cancelled.

Market information on the issued securities:
There is no trading in this type of shares as all the shares of the issue were cancelled (annulled).

Additional material information on the issued securities:
No other significant information.

Issue number: ***3***
Class: ***ordinary***
Type of securities: ***registered book-entry shares***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***451,601,000***
Total amount of the issue: ***RUR 135,480,300***

State registration of the issue:
Date of registration: ***October 19, 2001***
Registration number: ***1-03-00194-A***
State registration authority: ***Federal Commission for the Securities Market***

Mode of placement: ***conversion***
Period of placement: ***November 2, 2001 – November 2, 2001***

Current state of the issue: ***placement is completed***
Number of actually placed securities in accordance with the registered issue report: ***451,601,000***

State registration of the issue report:
Date of registration: ***December 10, 2001***
State registration authority: ***Federal Commission for the Securities Market***

Restrictions in circulation of the issued securities (if any):
no

Market information on the issued securities:
Ordinary shares passed listing procedure on RTS and are included in quotation list A 2.
Trading volume $2,488,252
Trading amount, number of shares: 9,113,150
Number of transactions - 115
Market price ($):
high $0.28959 ; low: $ 0.24937
Spread ($):
max. - 0.0130; min. – 0.0002

Additional material information on the issued securities:
No other significant information.

Issue number: ***3***
Class: ***preference shares***
Series: ***B***
Type of securities: ***registered book-entry shares***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***12,372,000***
Total amount of the issue: ***RUR3,711,600***

State registration of the issue:
Date of registration: ***October 19, 2001***
Registration number: ***1-03-00194-A***
State registration authority: ***Federal Commission for the Securities Market***

Mode of placement: ***conversion***
Period of placement: ***November 11, 2001 – November 11, 2001***

Current state of the issue: ***placement is completed.***
Number of actually placed securities in accordance with the registered issue report:
12,372,000

State registration of the issue report:
Date of registration: ***December 12, 2001***
State registration authority: ***Federal Commission for the Securities Market***

Restrictions in circulation of the issued securities (if any):
According to the issuer's Charter the Russian Federal Property Fund is the sole exclusive holder of this type of shares. Preference Class B shares are automatically converted into ordinary shares once they are sold by the property fund. These shares are intended for sale at an investment auction.

Market information on the issued securities:
Preference type B shares are not traded on any market.

Additional material information on the issued securities:
No other significant information

Issue number: ***3***
Class: ***preference shares***
Class: ***A***
Type of securities: ***registered book-entry shares***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***154,658,000***
Total amount of the issue: ***RUR 46,397,400***

State registration of the issue:
Date of registration: ***October 19, 2001***
Registration number: ***2-03-00194-A***
State registration authority: ***Federal Commission for the Securities Market***

Mode of placement: ***conversion***
Period of placement: ***November 2, 2001 – November 2, 2001***

Current state of the issue: ***placement is completed***
Number of actually placed securities in accordance with the registered issue report:
154,658,000

State registration of the issue report:
Date of registration: ***December 10, 2001***
State registration authority: ***Federal Commission for the Securities Market***

Restrictions in circulation of the issued securities (if any):
no

Market information on the issued securities:
Preference Class A shares passed listing procedure on RTS and are included in quotation list B.
Trading volume $683,485
Trading amount, number of shares: 3,701,094
Number of transactions - 36
Market price ($):
high $0.19089 ; low: $0.17238
Spread ($):
max. - 0.0115 min. – (-0.0010)

Additional material information on the issued securities:
No other significant information.

Issue number: ***4***
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***76,916,703***
Total amount of the issue: RUR***23,075,010.9***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-04-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***

Number of actually placed securities in accordance with the registered issue report:
76,915,532

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by the Federal Commission for Securities Market on January 14, 2003.

Issue number: ***4***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: RUR0.3

Number of issued securities: ***25,640,049***
Total amount of the issue: RUR*7,692,014.7*

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-04-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
25,638,296

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:

The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: *5*
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: RUR0.3

Number of issued securities: ***50,450,711***
Total amount of the issue: RUR*15,135,213.3*

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-05-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: *November 30, 2002 - November 30, 2002*

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
50,449,937

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: *5*
Class: ***preference***
Series: *A*
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***16,818,201***
Total amount of the issue: ***RUR5,045,460.3***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-05-00194-A***

State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
16,809,937

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***6***
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***157,140,113***
Total amount of the issue: ***RUR47,142,033.9***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-06-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
157,139,266

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: *6*
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***52,380,841***
Total amount of the issue: ***RUR15,714,252.3***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-06-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
52,379,022

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: *7*
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***47,142,266***
Total amount of the issue: ***RUR14,142,679.8***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-07-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
47,141,629

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: *7*
Class: ***preference***
Series: *A*
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***15,715,083***
Total amount of the issue: ***RUR4,714,524.9***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-07-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
15,713,797

State registration of the issue report:
Date of registration: ***January 14, 2003***

State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***8***
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***62,030,720***
Total amount of the issue: ***RUR18,609,216***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-08-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
62,028,583

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***8***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***

Par value of an issued share: ***RUR0.3***

Number of issued securities: ***20,677,715***
Total amount of the issue: ***RUR6,203,314.5***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-08-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
20,676,240

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***9***
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***60,375,300***
Total amount of the issue: ***RUR18,112,590***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-09-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
60,374,595

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***9***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***20,125,772***
Total amount of the issue: ***RUR6,037,731.6***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-09-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
20,124,846

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: *10*
Class: *ordinary*
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***61,203,119***
Total amount of the issue: ***RUR18,360,935.7***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-10-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
61,201,665

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: *10*
Class: ***preference***
Series: *A*
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***20,402,233***
Total amount of the issue: ***RUR6,120,669.9***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-10-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: *placement completed*
Number of actually placed securities in accordance with the registered issue report:
20,400,253

State registration of the issue report:
Date of registration: *January 14, 2003*
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: *11*
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***103,382,321***
Total amount of the issue: ***RUR31,014,696.3***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-11-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
103,381,414

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:

The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: *11*
Class: ***preference***
Series: *A*
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***34,462,845***
Total amount of the issue: ***RUR10,338,853.5***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-11-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
34,460,412

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: *12*
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***75,263,991***
Total amount of the issue: ***RUR22,579,197.3***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-12-00194-A***

State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
75,261,336

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***12***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***25,089,521***
Total amount of the issue: ***RUR7,526,856.3***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-12-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
25,086,826

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: *13*
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: *68,314,820*
Total amount of the issue: ***RUR20,494,446***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: *1-13-00194-A*
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: *November 30, 2002 - November 30, 2002*

Current state of the issue: *placement completed*
Number of actually placed securities in accordance with the registered issue report:
68,314,103

State registration of the issue report:
Date of registration: *January 14, 2003*
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: *13*
Class: *preference*
Series: *A*
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: *22,772,621*

Total amount of the issue: ***RUR6,831,786.3***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-13-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
22,771,451

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***14***
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***24,812,546***
Total amount of the issue: ***RUR7,443,763.8***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-14-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
24,811,662

State registration of the issue report:
Date of registration: ***January 14, 2003***

State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***14***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***8,271,024***
Total amount of the issue: ***RUR2,481,307.2***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-14-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
8,270,063

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***15***
Class: ***ordinary***
Type of securities: ***registered book-entry***

Par value of an issued share: ***RUR0.3***

Number of issued securities: ***45,820,034***
Total amount of the issue: ***RUR13,746,010.2***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-15-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
45,818,124

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***15***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***15,274,423***
Total amount of the issue: ***RUR4,582,326.9***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-15-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***

Number of actually placed securities in accordance with the registered issue report:
15,272,606

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***16***
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***43,833,984***
Total amount of the issue: ***RUR13,150,195.2***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-16-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
43,833,566

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***16***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***14,611,672***
Total amount of the issue: ***RUR4,383,501.6***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-16-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
14,611,007

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***17***
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***48,797,234***
Total amount of the issue: ***RUR14,639,170.2***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-17-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***

Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
48,795,863

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***17***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***16,266,964***
Total amount of the issue: ***RUR4,880,089.2***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-17-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
16,265,265

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***18***
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***78,569,993***
Total amount of the issue: ***RUR23,570,997.9***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-18-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
78,569,103

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***18***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***26,190,440***
Total amount of the issue: ***RUR7,857,132***

State registration of the issue:

Date of registration: *October 11, 2002*
Registration number: *2-18-00194-A*
State registration authority: *Russian Federal Commission for Securities Market*

Mode of placement: *conversion at reorganization*
Period of placement: *November 30, 2002 - November 30, 2002*

Current state of the issue: *placement completed*
Number of actually placed securities in accordance with the registered issue report:
26,189,469

State registration of the issue report:
Date of registration: *January 14, 2003*
State registration authority: *Russian Federal Commission for Securities Market*

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: *19*
Class: *ordinary*
Type of securities: *registered book-entry*
Par value of an issued share: *RUR0.3*

Number of issued securities: *109,998,874*
Total amount of the issue: *RUR32,999,662.2*

State registration of the issue:
Date of registration: *October 11, 2002*
Registration number: *1-19-00194-A*
State registration authority: *Russian Federal Commission for Securities Market*

Mode of placement: *conversion at reorganization*
Period of placement: *November 30, 2002 - November 30, 2002*

Current state of the issue: *placement completed*
Number of actually placed securities in accordance with the registered issue report:
109,997,455

State registration of the issue report:
Date of registration: *January 14, 2003*
State registration authority: *Russian Federal Commission for Securities Market*

Restrictions in circulation of the issued securities (if any):

No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***19***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***36,667,562***
Total amount of the issue: ***RUR11,000,268.6***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-19-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report: ***36,665,332***

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

57. The Issuer's bonds
Issue number: ***1***
Series: ***01***
Type: ***interest bearing***
Form of issue: ***bearer bonds***
Nominal value of one bond: ***RUR1000***

Number of securities issued: ***600,000***
Total value of the issue: ***RUR 600,000,000***

State registration of the issue:
Date of the registration: ***October 17, 2001***
Registration number: ***4-01-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***public subscription***
Period of placement: ***November 16, 2001 – November 16, 2001***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***600,000***

State registration of the report on the results of the issue:
Date of registration: ***December 12, 2001***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues: ***the bonds issued are freely traded on stock exchanges and OTC market.***
Non-residents are allowed to buy bonds pursuant to applicable Russian law and regulations.

Trading in bonds is to start on the first calendar day after the date of the registration by the Russian FCSM of the report on the results of the bond issue and stops at 6.45 pm Moscow time 7 (seven) days prior to the maturity date.
As of the fixed time on the record date when the list of owners and/or nominal holders of the bonds is finalized, the Depositary shall stop all transactions on the deposit account related to the bonds trading.
As of the record time/date to finalize the list of owners and/or nominal holders entitled to receive interest payment on coupon for each of the coupons attached to the bond the Depositary suspends all transactions on the depo accounts related to the bond trading. The Depositary resumes recording of deals on depo accounts related to the bond trading on the day when the relevant coupon period ends.
There are no other restrictions on the bond trading.

Market information on the issued securities:
The principal bond trading place is the section of stock market of Private Joint-Stock Company Moscow Interbank Currency Exchange (MICEX).

Minimal transaction price in % to the par value	*Maximal transaction price in % to the par value*
104.10	*104.25*

Period before maturity: ***December 11, 2001 – November 6, 2003.***

Income on the issued bonds:
In percentage of the par value: ***Each bond carries 5 coupons. Payments of the income on five coupons of the issued bonds are made on the following dates:***

Coupon income on the first coupon shall be paid on the 95th day from the start of placement of the bonds. Coupon income on the second coupon shall be paid on the 186th day from the start of the bonds placement.
Coupon income on the third coupon shall be paid on the 368th day from the start of the bonds placement.
Coupon income on the fourth coupon shall be paid on the 550th day from the start of the bonds placement.
Coupon income on the last coupon shall be paid simultaneously with redemption at maturity on the 732nd day from the start of the bonds placement.
If the date of the end of the coupon period of the bonds coincides with public or bank holiday payment of the amounts due shall be made on the first business day following the holiday. The bond owner is not entitled to demand any late payment charges to be accrued or any other compensation to be paid in the event of such delayed payment.
The starting date of the first coupon period is the starting date of the placement period of the bonds. The starting date of all the following coupon periods is the payment date of the preceding coupon income.
The end of each of the coupon periods is the payment date of the income on that coupon.

a) Determination of the yield on the first coupon. The yield on the first coupon of the bonds shall be set forth by a decision of the issuer's Board of Directors after the state registration of the bond issue, but not later than five business days before the start of the bonds placement.
b) Determination of the yield on the second and the rest of the coupons. The yield on the remaining coupons of the bonds shall be determined by a decision of the issuer's Board of Directors and reported to Securities Section of MICEX according to the Section's rules not later than at least ten business days before cancellation of the preceding coupon and informing of other potential buyers via public media.

c) Calculation of the amount payable on each coupon is to be performed according to the following formulae:
$Kj = Cj * Nom * (T(j) - T(j-1)) / 365 / 100 \%$
where:
j – coupon period number, j=1,2,3,4,5;
Kj – amount payable on coupon for each bond;
Nom – the bond par value;
C j – coupon yield in percent of coupon number j as determined by the decision of the issuer's Board of Directors;
T(j -1) – starting date of the jth coupon period;
T(j) – end date of the jth coupon period.
The amount payable is calculated with the accuracy of RUR0.01 (round-off is made according to rules of mathematics).

Coupon yield payable on the first coupon was set by the issuer's Board of Directors on October 29, 2001 at 22%.

Coupon yield payable on the second coupon was set by the issuer's Board of Directors on October 29, 2001 at 21.5%.

Coupon yield payable on the third coupon was set by the issuer's Board of Directors on October 29, 2001 at 20.5%.

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: ***no other income***

Redemption period: *The starting date of the redemption period of the issued bonds shall be the 732 (seven hundred thirty second) day from the start of the bond placement period. The start and end day of the redemption coincide.*
Terms and arrangements of the redemption: *The bonds redemption and income payments on them are made in Russian rubles (RUR) by a bank transfer.*
The bonds redemption and income payments on them are made by a payment agent by the order of the bond issuer.
The duties of the payment agent shall be performed by:
Private Joint-Stock Company Reiffeisenbank Austria
Registered office at: 17/1 Troitskaya Street, Moscow, 129090, Russia;
Postal address: 17/1 Troitskaya Street, Moscow, 129090, Russia;
General license #3292, issued February 9, 2001.

The issuer is entitled to appoint additional payment agents and cancel such appointments of agents. An official announcement of the said appointments shall be published by the issuer at least 10 (ten) business days before such appointments or cancellations take effect in the dailies Daily News. Podmoskovie and Vedomosti.

Redemption and income payments on the bonds are made in the local currency of the Russian Federation by bank transfer in favor of the bonds owners to assigned customers of NDC. A bond owner who is not an assigned customer of the NDC shall authorize a bond holder who is an assigned customer of the NDC to receive amounts due in respect of income payment and redemption of bonds.
Payments of bonds redemption and/or income payments on bonds shall be made to assigned customers of the NDC in favor of bonds owners as registered at 6.45 pm Moscow time on the business day preceding the seventh business day before the due date of income payments on the bonds and/or bonds redemption (hereinafter the date is referred to as the "record date".)
As of the record date for bonds redemption the Depositary shall stop all transactions related to bond trading on the depo accounts until the bonds redemption.

As of the record date for coupon income payment (except payments of income on the last coupon) the Depositary shall stop on the depo accounts all transactions related to bond trading. The Depositary shall resume accounting for transactions related to bond trading on depo accounts on the payment day of the relevant coupon income.

Not later than 3 business days before maturity or date of income payment the Depositary shall provide the Issuer and/or its payment agent a list of the bonds owners as finalized on the record date. The list shall contain the following data:
a) the full name of the bond holder;
b) number of bonds as stated on the depo account of the holder;
c) the holder's location and postal address;
d) the holder's bank details:
- *the holder's account current*
- *the holder's individual taxpayer number*
- *the holder's bank name*
- *correspondent account number of the holder's bank*
- *bank identification number of the holder's bank.*

It is the holder's duty to check the accuracy and timeliness of the bank details submitted by him to the NDC. In the event these bank details were not submitted by the holder to the NDC on time, the Issuer shall not be responsible for any delayed payments on the bonds.

Not later than 2 business days before maturity and/or income payments on the bonds the Issuer shall remit the necessary amounts to the payment agent. Based on the list of holders

provided by the Depositary the payment agent calculates the amounts payable to each bond holder authorized to receive redemption and income payments.
At maturity and/or on the date of income payments on the bonds the payment agent shall remit the amounts due to the accounts of the bond holders in favor of the bond owners.
In the event that one person is authorized to receive redemption amounts and income payments on the bonds by several bond owners the person in question shall receive the total amount without break down on each of the authorizing bond owners.

There is no redemption before maturity.

Collateral for the bond issue:
The entity which provided the collateral: *Limited Liability Partnership PTO Stroytrustservice, INN 7710352289*
Type of collateral: *The collateral provided is the obligation of the Limited Liability Partnership PTO Stroytrustservice to pay the nominal value of the bonds and interest payments due as provided by a special agreement entered into by and between the issuer and the Limited Liability Partnership PTO Stroytrustservice .*
The collateral value in rouble terms: *RUR 600,000,000*

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:

a) Bonds are issued in the documentary form by granted a certificate to be stored centrally in Not-for-profit partnership National Depositary Center.
Certificates will not be handed over to the bond owners.
Depositary accounting of transactions involving bonds shall be carried out by Not-for-profit partnership National Depositary Center in a capacity of the Depositary and other depositaries acting as depositors in relations to its (collectively hereinafter referred to as Depositaries).
The rights on bonds placed in custody and (or) rights on which are recorded in Depositaries are deemed transferred as of the moment of making an entry by Depositaries as required into the purchaser's account (customer, depositor).
As of the bond issue maturity bond certificates are to be withdrawn from custody and cancelled.
Bond holders are responsible for updating and complete form of bank details provided by them to NDC. The Issuer shall not be held liable for delayed payment on bonds if a bond holder failed to provide these details timely to NDC.

b) The accrued coupon income on an outstanding bond before maturity. At any moment between the start of placement and maturity of the bond issue the accrued coupon income (ACI) is calculated as follows:
$ACI = Cj * Nom * (T - T(j-1))/ 365/ 100 \%$
where:
Nom – the bond par value;
C j – coupon yield in percent of coupon number j as determined by the decision of the issuer's Board of Directors;
T(j -1) – starting date of the jth coupon period;
T – current date.
The accrued income is calculated with the accuracy of RUR0.01 (round-off is made according to mathematical rules).

Issue number: *2*
Series: *02*
Type: ***interest bearing***
Form of issue: ***documentary bearer bonds***
Nominal value of one bond: ***RUR1000***

Number of securities issued: ***600,000***
Total value of the issue: ***RUR 600,000,000***

State registration of the issue:
Date of the registration: ***June 25, 2002***
Registration number: ***4-02-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***public subscription***
Period of placement: ***July 23, 2002 – July 23, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***600,000***

State registration of the report on the results of the issue:
Date of registration: ***August 12, 2002***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
The bonds issued are freely traded on stock exchanges and OTC market.
Non-residents are allowed to buy bonds pursuant to applicable Russian law and regulations.
Trading in bonds is to start on the first calendar day after the date of the registration by the Russian FCSM of the report on the results of the bond issue.
On the OTC market bonds are traded freely until maturity.
As of the record time/date to finalize the list of owners and/or nominal holders entitled to receive interest payment on coupon for each of the coupons attached to the bond the Trading in the bonds on MICEX shall be suspended on the day following the date to compile the list of owners and/or nominal holders of bonds in order to pay coupon income on each of the coupons, and be resumed on the date of making payment of the appropriate coupon income.
Trading in the bonds on MICEX shall be suspended on the day following the date to compile the list of owners and/or nominal holders of bonds in order to pay coupon income on the last coupons, and redemption of the bond issue at maturity.
In the event the Issuer fails to pay the nominal value of bonds of this issue during 10 days after the payment falls due trading in the bonds shall be resumed on MICEX and on the OTC market.

Market information on the issued securities:
On the secondary market bonds are traded on stock exchanges and OTC market.
The principal stock market trading floor for bond sale is Private Joint-Stock Company Moscow Interbank Currency Exchange (MICEX), license of a professional participant of securities market #000-02112-000011 issued by FCSM of Russia on March 22, 1999.
Location: 11 Bolshoi Kislovskiy Pereulok, Moscow, Russia
Postal address: 1/13, Sredniy Kislovskiy Pereulok, Moscow, 103009, Russia

Certificate of bonds issued in a documentary form are centrally stored in custody at Not-for-profit partnership National Depositary Center. Certificates will not be handed over to the bond owners.

The principal trading floor for bond trading is the section of stock market of Private Joint-Stock Company Moscow Interbank Currency Exchange (MICEX).

Minimal transaction price in % to the par value	Maximal transaction price in % to the par value
107.65	110.00

Period before maturity: *August 16, 2002 until April 21, 2005*

Income on the issued bonds:
In percentage of the par value: *Rules for calculation income payable on each bond of their issue.*
Income on the bonds shall be the sum of coupon income accrued and payable for each coupon period, and discount equal to the difference between the redemption price at maturity (nominal value) and the placement price.
Each bond carries 6 coupons.
Coupon period of the first coupon shall start on the date of bond placement start.
Coupon period of the second coupon shall start on the 91st day from the bond placement start.
Coupon period of the third coupon shall start on the 273rd day from the bond placement start.
Coupon period of the fourth coupon shall start on the 456th day from the bond placement start.
Coupon period of the fifth coupon shall start on the 639th day from the bond placement start.
Coupon period of the sixth shall start on the 821st day from the bond placement start.
The end date of each coupon period shall be the date of payment on the coupon.

Interest rate on the coupons is as follows:

- *on the first coupon the interest rate is 20% (twenty percent) per annum;*
- *on the second coupon the interest rate is 20% (twenty percent) per annum;*
- *on the third coupon the interest rate is 18% (eighteen percent) per annum;*
- *on the fourth coupon the interest rate is 18% (eighteen percent) per annum;*
- *on the fifth coupon the interest rate is 16% (sixteen percent) per annum;*
- *on the sixth coupon the interest rate is 16% (sixteen percent) per annum*

Calculation of the amount payable on each coupon is to be performed according to the following formulae:
$Kj = Cj * Nom * (T(j) - T(j-1))/ 365/ 100 \%$
where:
j – coupon period number, j=1,2,3,4,5;
Kj – amount payable on coupon for each bond;
Nom – the bond par value;
C j – coupon yield in percent of coupon number j as determined by the decision of the issuer's Board of Directors;
T(j -1) – starting date of the jth coupon period;
T(j) – end date of the jth coupon period.
The amount payable is calculated with the accuracy of RUR0.01 (round-off is made according to rules of mathematics).

Other payable equivalent per bond (RUR): *no equivalent*
Other income and property rights attached to the issued bonds: *no other income*

Redemption period: *The starting date of the redemption period of the issued bonds shall be the 1003 (one thousand and third) day from the start of the bond placement period. The start and end day of the redemption coincide.*
Terms and arrangements of the redemption: *Terms and arrangements of the redemption at maturity:*
The bonds redemption shall be made by a payment agent (hereinafter the payment agent) by the order of the bond issuer.
The duties of the payment agent shall be performed by:
Private Joint-Stock Company Reiffeisenbank Austria
Registered office at: 17/1 Troitskaya Street, Moscow, 129090, Russia;
Postal address: 17/1 Troitskaya Street, Moscow, 129090, Russia;
General license #3292, issued February 9, 2001.

The issuer is entitled to appoint additional payment agents and cancel such appointments of agents. An official announcement of the said appointments shall be published by the issuer at least 10 (ten) business days before such appointments or cancellations take effect in the dailies Daily News. Podmoskovie and Vedomosti.

Redemption payments on the bonds are made in the local currency of the Russian Federation by bank transfer to depositors of NDC performing central storing of the bonds in favor of bond owners. A bond owner who is not a depositor of the NDC may authorize a bond holder who is a depositor of the NDC to receive amounts due in respect of income payment and redemption of bonds.
Bonds redemption payments shall be made to depositors of the NDC in favor of bonds owners as registered at the end of business day of the NDC, preceding the seventh business day before the bonds redemption date (hereinafter the date is referred to as the "record date".)

Not later than 3 business days before redemption the NDC shall provide the Issuer and/or its payment agent a list of the bonds owners as finalized on the record date. The list shall contain the following data:

a) *the full name of the bond holder;*
b) *number of bonds as stated on the depo accounts of the holder in question;*
c) *the holder's location and postal address;*
d) *the holder's bank details:*
    - *the holder's account current*
    - *the holder's individual taxpayer number*
    - *the holder's bank name*
    - *correspondent account number of the holder's bank*
    - *bank identification number of the holder's bank.*
e) *The tax payer status of the bond holder (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.).*

It is the holder's duty to check the accuracy and timeliness of the bank details submitted by him to the NDC. In the event these bank details were not submitted to the NDC or were not provided on time, these obligations shall be met toward a person who requested to fulfill the obligations and recognized as the bond holder on the date of filing the request. The issuer shall perform the obligations on bonds as per the data of the NDC.

Not later than 2 business days before maturity the Issuer shall remit the necessary amounts to the payment agent account.
Based on the list of bond holders provided by the Depositary the payment agent calculates the amounts payable to each bond holder authorized to receive redemption payments on the bonds.

At bond maturity the payment agent shall remit the amounts due into the accounts of the bond holders in favor of the bond owners.
In the event that one person is authorized to receive redemption amounts on the bonds by several bond owners the person in question shall receive the total amount without break down on each of the bond owners.

There is no redemption before maturity.

Collateral for the bond issue:
The entity which provided the collateral: ***Limited Liability Company Bassian Invest***
Type of collateral: ***Surety***
The collateral value in rouble terms: ***RUR600,000,000***

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The accrued coupon income on an outstanding bond before maturity. At any moment between the start of placement and maturity of the bond issue the accrued coupon income (ACI) is calculated as follows:

$$ACI = Cj * Nom * (T - T(j-1))/ 365/ 100 \%$$

where:
Nom – the bond par value;
C j – coupon yield in percent of coupon number j as determined by the decision of the issuer's Board of Directors;
T(j -1) – starting date of the jth coupon period;
T – current date.
The accrued income is calculated with the accuracy of RUR0.01 (round-off is made according to mathematical rules).

Issue number: ***3***
Series: ***1-K***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR500***

Number of securities issued: ***11,397***
Total value of the issue: ***RUR5,698,500***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-03-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***11,397***

State registration of the report on the results of the issue:
Date of registration: *January 14, 2003*
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until July 17, 2011***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled to receive from the issuer the nominal value and fixed income of 0.1% of the nominal value of the bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.
Technical availability to have a telephone set installed is determined available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the expense of the issuer within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or other document certifying ownership of residential premises in the city of Kursk;***
- ***statement of record certifying accounting book entry confirming at least 6 bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia

Redemption period: ***July 17, 2010 until July 17, 2011.***
Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond .
Frequency of settlements with bond owners: one-off payment
Form of payment: cash, bank transfer
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: ***Redemption before maturity can be effected by the issuer during the whole period before maturity, but not earlier than 30 days after start of placement.***

Terms and arrangements of the redemption: ***At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out. Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia***

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the federal Commission for Securities market of Russia on January 14, 2003. (Information will be provided in a quarterly report of an Issuer of issued securities JSC CenterTelecom for 1Q2003).

Issue number: ***4***
Series: ***2-K***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR1,000***

Number of securities issued: ***260***
Total value of the issue: ***RUR260,000***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-04-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***260***

State registration of the report on the results of the issue:

Date of registration: *January 14, 2003*
Authority performing the state registration: *Federal Commission for Securities Market of the Russian Federation*

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: *November 30, 2002 until July 17, 2011*

Income on the issued bonds:
In percentage of the par value: *A bond owner is entitled to receive from the issuer the nominal value and fixed income of 0.1% of the nominal value of the bonds at redemption.*

Other payable equivalent per bond (RUR): *no equivalent*
Other income and property rights attached to the issued bonds: Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.
Technical availability to have a telephone set installed is determined available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the expense of the issuer within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *certificate of registration;*
- *statement of record certifying accounting book entry confirming at least 5 bonds on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia

Redemption period: *July 17, 2010 until July 17, 2011.*
Terms and arrangements of the redemption: *A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.*
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.
Frequency of settlements with bond owners: one-off payment
Form of payment: cash, bank transfer
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: ***Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after start of placement.***

Terms and arrangements of the redemption: ***At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out. Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia***

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: ***5***
Series: ***3-K***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR500***

Number of securities issued: ***5,396***
Total value of the issue: ***RUR2,698,000***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-05-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***5,396***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity*: November 30, 2002 until July 17, 2011*

Income on the issued bonds*:*
In percentage of the par value*: A bond owner is entitled to receive from the issuer the nominal value and fixed income of 0.1% of the nominal value of the bonds at redemption.*

Other payable equivalent per bond (RUR): *no equivalent*
Other income and property rights attached to the issued bonds: Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.
Technical availability to have a telephone set installed is determined available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the expense of the issuer within 5 days after filing a written request at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, , Russia.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or other document certifying ownership of residential premises in the town of Zheleznogorsk;*
- *statement of record certifying accounting book entry confirming at least 6 (six) bonds on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, , Russia.

Redemption period: *July 17, 2010 until July 17, 2011.*
Terms and arrangements of the redemption: *A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.*
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond .
Frequency of settlements with bond owners: one-off payment
Form of payment: cash, bank transfer
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: *Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after start of placement.*

Terms and arrangements of the redemption: ***At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out. Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia***

Collateral for the bond issue: ***No***

Income on the bonds paid in the reporting quarter:
cash funds: ***No***

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: ***6***
Series: ***4-K***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR1,000***

Number of securities issued: ***70***
Total value of the issue: ***RUR70,000***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-06-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***70***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until July 17, 2011***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled to receive from the issuer the nominal value and fixed income of 0.1% of the nominal value of the bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.
Technical availability to have a telephone set installed is determined available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the expense of the issuer within 5 days after filing a written request at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, , Russia.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***certificate of registration;***
- ***statement of record certifying accounting book entry confirming at least 5 (five) bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, , Russia.

Redemption period: ***July 17, 2010 until July 17, 2011.***
Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.
Frequency of settlements with bond owners: one-off payment
Form of payment: cash, bank transfer
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: ***Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after start of placement.***

Terms and arrangements of the redemption: ***At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.***
Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income:.***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: *7*
Series: ***5-K***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR3,600***

Number of securities issued: ***499***
Total value of the issue: ***RUR1,796,400***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-07-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***498***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until February 22, 2012***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled to receive from the issuer the nominal value and fixed income of 0.1% of the nominal value of the bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***

Other income and property rights attached to the issued bonds: ***Each bond owner of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.***
Technical availability to have a telephone set installed is determined available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the expense of the issuer within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or other document certifying ownership of residential premises in the city of Kursk;***
- ***statement of record certifying accounting book entry confirming at least 6 (six) bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia..

Redemption period: ***February 22, 2011 until February 22, 2012.***
Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than November 29, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.
Frequency of settlements with bond owners: one-off payment
Form of payment: cash, bank transfer
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: ***Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after start of placement.***

Terms and arrangements of the redemption: ***At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out. Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia***

Collateral for the bond issue: ***No***

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: ***8***
Series: ***6-K***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR1,500***

Number of securities issued: ***499***
Total value of the issue: ***RUR748,500***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-08-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***499***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until April 18, 2007***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled to receive from the issuer the nominal value and fixed income of 0.1% of the nominal value of the bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: ***Each owner of bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.***

Technical availability to have a telephone set installed is determined available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the expense of the issuer within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or other document certifying ownership of residential premises in the city of Kursk;*
- *statement of record certifying accounting book entry confirming at least 1 (one) bonds on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia..

Redemption period: *April 18, 2006 until April 18, 2007*
Terms and arrangements of the redemption: *A bond owner shall file a written request for redemption not earlier than January 18, 2006 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.*
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.
Frequency of settlements with bond owners: one-off payment
Form of payment: cash, bank transfer
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: *Redemption before maturity shall be carried out by the issuer during the whole period before maturity, but not earlier than 7 days after state registration of the report on the results of the securities issue.*

Terms and arrangements of the redemption:
Redemption before maturity shall be carried in the following cases:

- *in the event that an owner of paid-in block of bonds changes his/her domicile before an access to PSTN was provided at the old domicile and no technical possibility is available to provide an access to PSTN at the new domicile;*
- *after bonds were sold on the OTC market and by the issuer's opinion there is no technical opportunity to provide an access to PSTN at the address specified by the new bond owner before maturity;*

At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: *9*
Series: *7-K*
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR1,500***

Number of securities issued: ***499***
Total value of the issue: ***RUR748,500***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-09-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***499***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until April 18, 2007***

Income on the issued bonds:

In percentage of the par value: ***A bond owner is entitled to receive from the issuer the nominal value and fixed income of 0.1% of the nominal value of the bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: ***Each owner of bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.***
Technical availability to have a telephone set installed is determined available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the expense of the Company within 5 days after filing a written request at the following address: 35 Kuskaya Street, Zheleznogorsk district, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or other document certifying ownership of residential premises in the city of Kursk;***
- ***statement of record certifying accounting book entry confirming at least 1 (one) bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 35 Kuskaya Street, Zheleznogorsk district, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Redemption period: ***April 18, 2006 until April 18, 2007***
Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than January 18, 2006 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.
Frequency of settlements with bond owners: one-off payment
Form of payment: cash, bank transfer
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: ***Redemption before maturity shall be carried out by the issuer during the whole period before maturity, but not earlier than 7 days after state registration of the report on the results of the securities issue.***

Terms and arrangements of the redemption:
Redemption before maturity shall be carried in the following cases:

- *in the event that an owner of paid-in block of bonds changes his/her domicile before an access to PSTN was provided at the old domicile and no technical possibility is available to provide an access to PSTN at the new domicile;*
- *after bonds were sold on the OTC market and by the issuer's opinion there is no technical opportunity to provide an access to PSTN at the address specified by the new bond owner before maturity;*

At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.
Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: ***10***
Series: ***8-K***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR1,500***

Number of securities issued: ***500***
Total value of the issue: ***RUR750,000***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-10-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***499***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until August 31, 2008***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled to receive from the issuer the nominal value and fixed income of 0.1% of the nominal value of the bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: ***Each owner of bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.***
Technical availability to have a telephone set installed is determined available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the expense of the Company within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or other document certifying ownership of residential premises in the city of Kursk;***
- ***statement of record certifying accounting book entry confirming at least 1 (one) bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Redemption period: ***August 31, 2007 until August 31, 2008***
Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than August 31, 2007 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.
Frequency of settlements with bond owners: one-off payment
Form of payment: cash, bank transfer
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer, but not later than August 21, 2008:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: ***The first day upon expiry of 7 days from state registration of the report on the results of the securities issue.***

Terms and arrangements of the redemption:
Redemption before maturity shall be carried in the following cases:

- ***in the event that an owner of paid-in block of bonds changes his/her domicile before an access to PSTN was provided at the old domicile and no technical possibility is available to provide an access to PSTN at the new domicile;***
- ***after bonds were sold on the OTC market and by the issuer's opinion there is no technical opportunity to provide an access to PSTN at the address specified by the new bond owner before maturity;***

At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.
Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: ***11***
Series: ***9-K***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR1,500***

Number of securities issued: ***50***
Total value of the issue: ***RUR750,000***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-11-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***50***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***

Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until August 31, 2008***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled to receive from the issuer the nominal value and fixed income of 0.1% of the nominal value of the bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: ***Each owner of bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.***
Technical availability to have a telephone set installed is determined available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the expense of the Company within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or a document certifying ownership (or other title) or lease rights for residential premises in the city of Kursk;***
- ***statement of record certifying accounting book entry confirming at least 1 (one) bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Redemption period: ***August 31, 2007 until August 31, 2008***
Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than August 31, 2007 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.
Frequency of settlements with bond owners: one-off payment
Form of payment: cash, bank transfer
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer, but not later than August 21, 2008:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***

- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: ***The first day upon expiry of 7 days from state registration of the report on the results of the securities issue.***

Terms and arrangements of the redemption:
Redemption before maturity shall be carried in the following cases:

- ***in the event that an owner of paid-in block of bonds changes his/her domicile before an access to PSTN was provided at the old domicile and no technical possibility is available to provide an access to PSTN at the new domicile;***
- ***after bonds were sold on the OTC market and by the issuer's opinion there is no technical opportunity to provide an access to PSTN at the address specified by the new bond owner before maturity;***

At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.
Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number*: 12*
Series: ***10-K***
Type: ***interest bearing***
Form of issue*: **Registered book-entry bonds***
Nominal value of one bond*: **RUR1,500***

Number of securities issued*: **200***
Total value of the issue*: **RUR300,000***

State registration of the issue*:*
Date of the registration*: **October 11, 2002***
Registration number*: **4-12-00194-A***
State registration authority performing the registration*: **Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue*: **placement completed***

Actual number of the placed securities according to the registered report on the results of the issue: *200*

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until August 31, 2008***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled to receive from the issuer the nominal value and fixed income of 0.1% of the nominal value of the bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: ***Each owner of bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.***
Technical availability to have a telephone set installed is determined available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the expense of the Company within 5 days after filing a written request at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or other document certifying ownership of residential premises in the city of Kursk;***
- ***statement of record certifying accounting book entry confirming at least 1 (one) bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Redemption period: ***August 31, 2007 until August 31, 2008***
Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than August 31, 2007 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***
At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer, but not later than August 21, 2008.
Payments are made in the order of receipt of requests.
Frequency of settlements with bond owners: one-off payment
Form of payment: cash, bank transfer
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Redemption before maturity is possible as of: *The first day upon expiry of 7 days from state registration of the report on the results of the securities issue.*

Terms and arrangements of the redemption:
Redemption before maturity shall be carried out in the following cases:

- *in the event that an owner of paid-in block of bonds changes his/her domicile before an access to PSTN was provided at the old domicile and no technical possibility is available to provide an access to PSTN at the new domicile;*
- *after bonds were sold on the OTC market and by the issuer's opinion there is no technical opportunity to provide an access to PSTN at the address specified by the new bond owner before maturity;*

At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: *13*
Series: *10-K*
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR1,500***

Number of securities issued: ***500***
Total value of the issue: ***RUR750,000***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-13-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***500***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until April 26, 2009***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled to receive from the issuer the nominal value and fixed income of 0.2% of the nominal value of the bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: ***Each owner of bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.***
Technical availability to have a telephone set installed is determined available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the expense of the Company within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or a document certifying ownership rights for residential premises in the city of Kursk;***
- ***statement of record certifying accounting book entry confirming at least 1 (one) bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Redemption period: ***October 26, 2008 until April 26, 2009***
Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than October 26, 2008 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.2% of the nominal value per bond.
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer, but not later than April 26, 2009.
Payments are made in the order of the receipt of requests.
Frequency of settlements with bond owners: one-off payment
Form of payment: cash, bank transfer
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is not provided for.

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: *no.*

Other property rights and/or other income: *no.*

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: *14*
Series: *1-И*
Type: *interest bearing*
Form of issue: *Registered book-entry bonds*
Nominal value of one bond: *RUR50*

Number of securities issued: *80,000*
Total value of the issue: *RUR4,000,000*

State registration of the issue:
Date of the registration: *October 11, 2002*
Registration number: *4-14-00194-A*
State registration authority performing the registration: *Federal Commission for Securities Market of the Russian Federation*

Mode of placement: *conversion at reorganization*
Period of placement: *November 30, 2002 – November 30, 2002*

Current state of the issue: *placement completed*
Actual number of the placed securities according to the registered report on the results of the issue: *22,674*

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until October 1, 2003***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled to request:***
to receive the nominal value of bonds within a year after the redemption date;
to receive a fixed income of 2% (two percent) per annum of the nominal value of the bonds upon elapsing of each calendar year. The right to gain interest payment is granted to any bond holder registered in the register of holders of this type of bonds as of January 1 of each year during the whole period before maturity.

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: ***Each owner of at least 32 bonds (for natural persons) or at least 48 bonds (for legal entities) of this issue is entitled for priority (out of waiting list) telephone set installation through entering into a contract on provision of access to local telephone network and after provision of such an access at the date, address and on terms and conditions set forth by the bond owner in the said contract (subject to technical availability to be identified by the Company).***

Redemption period: ***October 1, 2002 until October 1, 2003***

Terms and arrangements of the redemption: ***Bonds of this issue shall be redeemed at the par value in the currency of the Russian Federation upon telephone set installation or at any moment during the redemption period:***
for natural persons – upon producing the passport;
for legal entities – upon filing an application for bond redemption.

Redemption before maturity is possible as of: ***Redemption before maturity will be carried out by the issuer during the whole period before maturity but not earlier than the date of state registration of the report on the results of the bond issue.***

Terms and arrangements of the redemption before maturity: ***Bonds of this issue shall be redeemed upon entering into a contract for local telephone service provision with the contract value not exceeding the tariff for provision of access to telephone network according to the waiting list order.***

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: ***15***
Series: ***2-И***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR50***

Number of securities issued: ***212,701***
Total value of the issue: ***RUR10,635,050***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-15-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***212,701***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until August 1, 2006***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled to request:***
to receive the nominal value of bonds within a year after the redemption date;
to receive a fixed income of 2% (two percent) per annum of the nominal value of the bonds upon elapsing of each calendar year. The right to gain interest payment is granted to any bond holder registered in the register of holders of this type of bonds as of January 1 of each year during the whole period before maturity.

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds:. ***Each holder of a block of bonds valued at the amount of an approved tariff for provision of access to the local telephone network as on the date entering into a contract for sale-purchase of telephone bonds shall be entitled for priority (out of waiting list) telephone set installation subject to making network development contribution ensuring provisioning of priority access to the local telephone network to the amount, at the time, address and under terms and provisions***

set forth by the bond holders in the appropriate contract (subject to technical availability to be identified by the Company).
Upon sale of bonds the contract for the terms of provision of access to local telephone network shall be terminated.

Redemption period: ***October 1, 2005 until October 1, 2006***

Terms and arrangements of the redemption: ***Bonds of this issue shall be redeemed at the par value in the currency of the Russian Federation upon telephone set installation or at any moment during the redemption period:***
for natural persons – upon producing the passport;
for legal entities – upon filing an application for bond redemption.

Redemption before maturity is possible as of: ***Redemption before maturity will be carried out by the issuer during the whole period before maturity but not earlier than the date of state registration of the report on the results of the bond issue.***

Terms and arrangements of the redemption before maturity: ***Bonds of this issue shall be redeemed upon entering into a contract for local telephone service provision with the contract value not exceeding the tariff for provision of access to telephone network according to the waiting list order.***

Collateral for the bond issue: ***No***

Income on the bonds paid in the reporting quarter:
cash funds: ***RUR212,661 on 212,701 bonds.***

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: ***16***
Series: ***3-И***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR6,000***

Number of securities issued: ***350***
Total value of the issue: ***RUR2,100,000***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-16-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***

Actual number of the placed securities according to the registered report on the results of the issue: ***349***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until August 31, 2007***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled:***

- ***to receive from the issuer the nominal value of bonds at redemption;***
- ***to receive a fixed of 0.1% of the nominal value of bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: ***Each bond holder is entitled subject to technical availability to have an access to telephone network from one subscriber number at addresses in Pustosh-Bor and pb 14 in the city of Ivanovo. The bond holder shall make a payment under a contract for provision of telephone service according to tariffs effective at the provision of the service.***

Redemption period: ***As of filing by a bond holders of a redemption request with the issuer in the period from July 1, 2007 through August 31, 2007. Payments are effected within 30 days from filing by a bond holder of an application for redemption with the issuer.***

Terms and arrangements of the redemption: ***Not earlier than July 1, 2007 a bond holder shall file a redemption application with the issuer.***

Redemption before maturity is not provided for.

Collateral for the bond issue: ***No***

Income on the bonds paid in the reporting quarter:
cash funds: ***no.***

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: ***17***
Series: ***4-И***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***

Nominal value of one bond: ***RUR4,000***

Number of securities issued: ***69***
Total value of the issue: ***RUR276,000***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-17-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***68***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until September 31, 2007***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled:***

- ***to receive from the Company the nominal value of bonds at redemption;***
- ***to receive a fixed of 0.1% of the nominal value of bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: ***Each bond grants the right subject to technical availability to have an access to telephone network from one subscriber number at addresses in locations of the Ivanovo region: Kolyanovo, or Zhukovo, or townhouse settlement Ignatovo-2.***

Redemption period: ***from August 1, 2007 through September 30, 2007.***

Terms and arrangements of the redemption: ***Not earlier than July 1, 2007 a bond holder shall file a redemption application with the Company at the following addresses:***
#1 – 159 Lezhnevskaya Street
#2 – 13 Lenina Prospekt
#4 – 102 Kukonkovykh Street
#16 – 3 B. Khmelnitskogo Street
#25 – 11 Ermaka Street
#43 – 6 Svetlaya Street.

Redemption before maturity is not provided for.

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:
cash funds: ***no.***

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

D. Additional Information on the Issuer's Securities

58, 59, 60. Rights attached to the Issuer's shares. Dividends on the Issuer's shares
58.1
Class of shares: ***Ordinary***
Form of issue: ***registered book-entry shares***
Full name of the share class: ***Ordinary registered book-entry shares***
Clause 8 (The Charter of JSC CenterTelecom) RIGHTS of SHAREHOLDERS – OWNERS OF ORDINARY (COMMON) SHARES

8.1 ***Each common share in the Company confers an identical volume of rights to a holder of such share.***

8.2 ***Each shareholder holding common shares in the Company has the right:***

8.1.1 ***to participate in the General Meeting of Shareholders of the Company through the procedure provided by effective legislation of the Russian Federation;***

8.1.2 ***to receive dividends through the procedure provided by effective legislation of the Russian Federation and herein in the event that the Company declares dividends;***

8.1.3 ***to receive a part of the Company's assets remaining after its liquidation, proportionate to the number of shares belonging to it;***

8.1.4 ***to have access to documents listed in Article 89.1 of the Federal Law 'On Joint Stock Companies', through the procedure provided in Article 91 of that Law;***

8.1.5 ***to demand that registrar of the Company confirms the rights of the shareholder to shares by issuing an extract from the register of shareholders of the Company;***

8.1.6 ***to receive from the registrar of the Company information on all records on its personal account and also other information as provided by legal acts of the Russian Federation establishing the procedure for maintaining the register of shareholders;***

8.1.7 ***to dispose of the shares belonging to it without the consent of other shareholders or the Company;***

8.1.8 ***in cases provided by effective legislation of the Russian Federation, to resort to legal action to protect its infringed civil rights, including to demand reimbursement of losses from the Company;***

8.1.9 ***to demand that the Company repurchase all or a part of shares belonging to the shareholder, in the cases and through the procedure provided by effective legislation of the Russian Federation;***

8.1.10 ***to sell shares to the Company in the event that the Company adopts a resolution to acquire such shares;***

8.1.11 ***to demand that the Company provides an extract from the list of persons entitled to participate in the General Meeting of Shareholders specifying information on such shareholder;***

8.2 ***A shareholder holding more than 1 percent of voting shares in the Company has the right the demand that the registrar of the Company provides it with information***

specifying the name of registered shareholders holding shares, the amount, category and nominal value of shares belonging to them (this information shall be provided without specifying shareholders' addresses).

8.3 *Shareholders (a shareholder) holding a total of at least 1 percent of placed common shares of the Company have (has) the right to file an action against a member of the Company's Board of Directors, the Company's General Director, a member of the Company's Management Board, the management company or the manager for the compensation of losses incurred by the Company as a result of culpable actions (inaction) of such persons.*

8.4 *Shareholders (a shareholder) with at least 1 percent of votes at the General Meeting of Shareholders have (has) the right to demand from the Company the list of persons entitled to participate in the meeting. The details, documents and postal addresses of shareholders specified in such list shall be provided only upon their consent.*

8.5 *Shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company have (has) the right to propose matters for the agenda of the annual General Meeting of Shareholders and nominate candidates for the Company's management and supervisory bodies to be elected by the General Meeting of Shareholders. In preparing for an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors, such shareholders (shareholder) have (has) the right to nominate candidates for the Company's Board of Directors.*

8.6 *Shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company have (has) the right to demand that the Company's Board of Directors convene an extraordinary General Meeting of Shareholders. If within the period of time established by effective legislation of the Russian Federation and herein the Company's Board of Directors does not adopt a resolution to convene an extraordinary General Meeting of Shareholders or refuses to convene such a meeting, the extraordinary meeting may be convened by the such shareholders.*

8.7 *Shareholders (a shareholder) holding a total of at least 10 percent of voting shares in the Company have (has) the right to demand a review of the Company's financial and economic activity.*

8.8 *Shareholders (a shareholder) holding a total of at least 25 percent of voting shares in the Company have (has) the right to access to accounting documents and minutes of sessions of the Company's Management Board and to obtain copies thereof.*

8.9 *Shareholders holding common shares in the Company have other rights provided by effective legislation of the Russian Federation, issued within their authority, and herein.*

Dividends on shares of this type (category):
Period: ***2000***
Total dividend amount per share: ***RUR33.05***
Total dividend on the shares of this class: ***RUR14 925 413.05***
Total dividend actually paid on the shares of this class: ***RUR14 639 750.09***

Period: ***2001***
Total dividend amount per share: ***RUR0.026***
Total dividend on the shares of this class: ***RUR11,741,626.2***
Total dividend actually paid on the shares of this class: ***RUR11,246,835***

Period: ***2001***
Total dividend amount per share: ***RUR0.096052***
Total dividend on the shares of this class: ***RUR150,382,356.98***
Total dividend actually paid on the shares of this class: ***RUR0***

Amount of dividend payable on the shares of this class, for which payment period has not started: ***none***

58.2
Class of shares: ***Preference class B***
Form of issue*: **registered book-entry shares***
Full name of the share class*: **Preference Class B registered book-entry shares***
Rights attached to the shares of this class: ***Rights of the shareholders – owners of preference Class B shares.***

Due to taking effect as of April 26, 2002 of the Federal Law On privatization of state and municipal property preference registered book-entry class B shares shall acquire the status of ordinary shares, granting to their holders all rights of a shareholder – owner of ordinary shares as provided for by the Russian Law.

Dividends on shares of this class:

Period: ***2000***
Dividend per share: ***RUR70.94***
Total dividend on the shares of this class: ***RUR877,669.68***
Total dividend actually paid on the shares of this class: ***RUR877,669.68***

Period: ***2001***
Dividend per share: ***RUR0.038***
Total dividend on the shares of this class: ***RUR470,136***
Total dividend actually paid on the shares of this class: ***RUR470,136***

Period: ***2002***
Dividend per share: ***RUR0.096052***
Total dividend on the shares of this class: ***RUR1,188,355.34***
Total dividend actually paid on the shares of this class: ***RUR0***

Dividend amount declared on this type of shares, for which the payment period has not started: ***0***
58.3
Class of shares: ***Preference Class A***
Form of issue*: **registered book-entry shares***
Full name of the share class*: **Preference Class A registered book-entry shares***
Rights attached to the shares of this class: ***Clause 9 (The Charter of JSC CenterTelecom)***
RIGHTS OF THE SHAREHOLDERS – OWNERS OF PREFERENCE CLASS A SHARES.

9.1 ***Each Type A preferred share in the Company confers upon the shareholder holding it an identical volume of rights.***
9.2 ***Holders of Type A preferred shares have the right to receive an annual fixed dividend, subject as herein. The total amount payable as a dividend on each Type A preferred share shall be 10 percent of the Company's net profits according to the results of the last financial year divided by the number of shares that comprises 25 percent of the Company's charter capital.***
If the amount of dividend payable by the Company on each common share in a given year exceeds the amount of dividend payable on each Type A preferred share the amount of dividend on the latter must be increased to the amount of dividend payable on common shares. These payments shall be made additionally on the date of payment of dividends on common shares.

9.3 *Holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders with the right to vote on resolutions concerning the reorganization or liquidation of the Company and also concerning addenda and amendments to the Company Charter, if such amendments restrict the rights of such shareholders.*

9.4 *If the Meeting of Shareholders, for whatever reason, has not adopted a resolution to pay dividends on Type A preferred shares or has adopted a resolution not to pay those dividends in full, holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders and vote on all matters on the agenda of the meeting. Such right of holders of Type A preferred shares arises as of the meeting following the annual Meeting of Shareholders at which a resolution was not adopted to pay dividends and ceases to apply as of the first payment of dividends in full with respect to such shares.*

9.5 *Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.2.3, 8.2.4, 8.2.5, 8.2.6, 8.2.7, 8.2.8, 8.2.10, 8.2.11, and 8.2.12 herein. Shareholders holding Type A preferred shares also have such rights notwithstanding that such shares are not voting shares.*

9.6 *Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.3, 8.6, 8.7, 8.8 and 8.9 herein in cases where Type A preferred shares confer the right to vote on all matters within the authority of the Company's General Meeting of Shareholders.*

9.7 *Holders of Type A preferred shares have the right to demand that the Company repurchase all or a part of the shares belonging to the shareholder in the cases and through the procedure provided by effective legislation of the Russian Federation.*

9.8 *Holders of Type A preferred shares that have at least 1 percent of votes at the General Meeting of Shareholders have the right to demand that the Company provides the list of persons entitled to participate in the meeting. The details of documents and postal addresses of shareholders included in such list shall be provided only upon their consent.*

9.9 *Shareholders holding Type A preferred shares shall have other rights provided by effective legislation of the Russian Federation and herein.*

Period: *2000*
Dividend per share:*RUR141.89*
Total dividend on the shares of this class: *RUR21,944,423.62*
Total dividend actually paid on the shares of this class: *RUR21,418,508.47*

Period: *2001*
Dividend per share:*RUR0.077*
Total dividend on the shares of this class: *RUR11,908,666*
Total dividend actually paid on the shares of this class: *RUR11,641,440.34*

Dividends on shares of this type (category).
Period: *2001*
Dividend per share: *RUR0.206143*
Total dividend on the shares of this class: *RUR108,429,738.3*
Total dividend actually paid on the shares of this class: *RUR0*

Amount of dividend payable on the shares of this class, for which payment period has not started: *0*

61. Restrictions in circulation of the issued securities (if any):
see items 56 and 57
62. Other material facts about the Issuer's securities
No material facts

NOTES

* - Due to the completion of the reorganization on November 30, 2002 through a merger of 16 operators of the Central Federal District into JSC CenterTelecom consolidated data on these section of the Issuer's report is missing. At the moment gathering and processing of this information by the Issuer is underway. Information will be submitted to FCSM of Russia in the Issuer's report for the third quarter of 2003.

ANNEX
Financial statements for the first half of 2003 (1H2003)

ACCOUNTING POLICIES

Annex # 1
to Order # 864 of December 27, 2002
by the General Director of JSC CenterTelecom

ACCOUNTING POLICIES

STATEMENT OF ACCOUNTING POLICIES OF JSC CENTERTELECOM FOR 2003

Moscow 2002

Annex 1
to the Order of the General Director of JSC CenterTelecom #864 of December 27, 2002

STATEMENT OF ACCOUNTING POLICIES OF JOINT-SROCK CENTRAL TELECOMMUNICATION COMPANY FOR 2002

Moscow 2002
TABLE OF CONTENTS

INTRODUCTION

This statement of accounting policies of Joint-Stock Central Telecommunication Company (henceforth the Organization) was developed according to provisions of legislation of the Russian Federation on accounting.

For the purposes of this Statement, by Accounting policies of the Organization are meant a consistent system of principles, organizational rules and technical implementation of book-keeping (initial records, valuation techniques, grouping in the course of business and resulting summary of facts of financial and business operations) developed, validated and disclosed for various users by the Organization in order to ensure provision of current, updated, comprehensive, true and fair financial and management information.

In those situations where the accounting regulations of the Russian Federation do not provide for specific bookkeeping rules regarding a specific issue, the relevant bookkeeping principles of accounting policies were developed independently based on the applicable regulations on accounting.

The accounting policies of the Organization shall ensure:

- *compliance with basic principles of accounting, such as entirety, timeliness, prudence, priority of content over the form, no contradictions, rationality;*
- *meeting general requirements regarding accounting: information should be complete, essential, neutral, unbiased, comparable, consistent;*
- *true and fair reports compiled by the Organization: accounting, tax, management, and statistical reports;*
- *uniformity of procedures in organizing and implementing accounting practices both in the Organization as a whole and in each of its separate units;*
- *current operation status and flexibility of response of the accounting system to changes in the business environment, including amendments in applicable law and regulations.*

This policy statement alongside with general mandatory requirements and rules specific features of the telecommunication Organization are taken into account:

- *internal rules regulating accounting process given the specifics of the telecommunications industry;*
- *existence of a number of separate operating units, in some cases located at a great distance from the central management office of the Organization;*

The Policy Statement successively lays out techniques and procedures adopted for the Accounting Policies. Understanding these is essential for an interested user of the accounting reports to credibly assess the financial position, cash flow, or financial results of the Organization's operations.

Bookkeeping arrangements chosen by Company for stating these policies shall be approved by the General Director's order and are applicable as of January 1, 2003.

This statement should be a guide for all officers and employees whose activity is connected to matters regulated by the accounting policies:

- *top managers of the Organization;*
- *top managers of subsidiaries responsible for implementation and status of bookkeeping in the units under their supervision;*
- *staff members of divisions and departments responsible for timely development, revision, and advice of regulatory and reference information of the actual performers;*
- *staff members of all divisions and departments responsible for timely provision of relevant original supporting documents to the accountant office;*
- *staff of accountant office responsible for timely and duly performance of all bookkeeping and accounting works and compilation of all reports in true and fair manner;*
- *other employees.*

The accounting policies are adopted for the year 2003 and not to be amended unless the following occur:

- *re-organization of the Organization (merger, acquisition, split, etc.);*
- *change of owners;*
- *changes in the Russian law or in the regulations of accounting and tax issues of the Russian Federation;*
- *development of new accounting techniques by organization;*
- *material changes in the business environment due to reorganization, change of owners, changes of business activities, etc.*

Changes introduced into the text of the Statement on the Accounting Policies shall be reviewed by the Board of Directors and approved by the General Director of the Organization.

Changes of the accounting policies shall be effective as of January 1 of the year, following the year, when the changes were approved.

Responsibility for compliance with accounting policies as stated in these Regulations shall lie with the Chief Accountant (general Director) of the Organization.

1. ORGANIZATIONAL ASPECTS of the ACCOUNTING POLICIES.

1.1 General information about the telecommunication Organization.

Principal activities of the Organization are set forth in its Charter.

There are three levels of management in The Organization, viz.:

- *central management;*
- *regional branches-subsidiaries;*
- *structural units.*

Subsidiaries act pursuant to Regulations approved as required.

Apart from subsidiaries there are 115 separate structural divisions/units.
A full list of separate units included into The Organization is shown n Annex 1 to these Regulations.

2.1 Principal tasks of book-keeping and accounting in The Organization

Pursuant to the requirements of accounting regulations of the Russian Federation and given the organizational structure and actual conditions of doing business the principal tasks of accounting in The Organization are:

- *gathering and compilation of full and credible information on activities of the Organization and its property status necessary for internal users of accounting data: managers, officers, founders, participants and owners, as well as for external users, like investors, creditors, and other users of accounting reports;*
- *control over the existence and movements of property, utilization of material, labor and financial resources (including those in accordance with approved norms, targets, and budgeting);*
- *prevention of negative business activity results and identification of internal resources of the Organization to ensure financial stability ;*
- *drawing up information required for accurate and timely evaluation and payment of taxes, levies, and other mandatory payments;*
- *preparation of special forms of accounting reports for the corporate management system.*

1.2 Principles of organizing accounting units.

The term "accounting unit" refers to the set of structural entities and staff members performing original data gathering, its processing and analysis, and on its basis drawing up reports for various user groups.

By a specialized accounting group is meant a structural unit of the Organization performing data gathering, processing and grouping of information in the form of composite registers at the analytical and synthetic levels, entering records into the accounts. Depending on the level of the Organizational structure the specialized accounting entity includes: accounting office, tax department, consolidated accounting group, etc.

Functional units (for instance, linear and cable plant, transportation, customer relations department, etc.) perform data gathering and processing of original supporting information to be further registered in the accounting system.

At each management level accounting department ensures gathering and processing of information in order to provide users with data required for elaboration, justification and making of decisions at their level of management, and to provide staff at higher levels of management with information required for elaboration, justification and making of decisions at the higher levels of management.

Regulations on the accounting department regulate the principles of separation of powers and division of responsibilities at each management level (vertically) and inside each management level (horizontally). The same regulations identify the structure, functions, and tasks of the specialized and functional accounting units. Distribution of duties and relationships between specialized and functional accounting units are determined by regulations on the organizational principles of accounting and document flow regulations.

Organization and implementation of accounting are assigned to the specialized accounting unit with the Organization's chief accountant in charge. The Organization's accounting service includes accounting offices of units directly led by chief (head) accountants of these units. The accounting office of the Organization's Directorate performs the duties of the central accounting office.

1.3 Document flow arrangements and technology and processing of accounting information

In the Organization rules and arrangements of document flow, schedule of document flow, technology of processing of original accounting data, including:

- *creation of original documents;*
- *verification of the original documents;*
- *provision and terms for their submitting for reflection in the accounts;*
- *transfer of documents to archives*

shall be governed by Regulations on document flow.

Unified forms of accounting of original documents as approved by Goskomstat of the Russian Federation shall be applied in the Organization.

Where for recording of financial and business transactions no unified forms are not established, independently developed forms of original records (including those featuring in Regulations on the document flow) containing mandatory details specified by the Federal Law #129-FZ On accounting of November 21, 1996 shall be applied.

The right to sign original record document is determined by internal organizational-administrative documents.

1.4 Arrangements and procedure of taking stock of property and liabilities.

Any and all property and obligations (liabilities) of the Organization regardless of the location are subject to stock-taking exercise.

Stock-taking in The Organization shall be carried out as follows:

- *fixed assets – at least once in two years as on November 1 of the reporting year;*
- *intangible assets – annually as at December 1 of the reporting year;*
- *incomplete capital construction and other capital expenditures – annually as at November 1 of the reporting year;*
- *raw materials, other materials, equipment to be installed, half-finished products, goods, finished products in warehouses – annually as at December 31 of the reporting year;*
- *precious metals – twice a year;*
- *products in progress (unfinished) – quarterly as at the end of the relevant quarter;*
- *deferred income and expenses – annually as at December 31 of the reporting year;*
- *bank account balances - annually as at December 31 of the reporting year;*
- *petty cash in the cashier offices – at least one time a quarter;*
- *long-term financial investments - annually as at December 31 of the reporting year;*
- *short-term financial investments, cash instruments – quarterly as at the end of the relevant quarter;*
- *debtors and doubtful debt provisions – quarterly as at the end of the relevant quarter;*
- *creditors (settlements with telecommunications operators) – quarterly as at the end of the relevant quarter, with other creditors – annually as at December 31 of the reporting year;*
- *tax payments and mandatory transfers to the budget and out-of-budget funds – at least once a year;*
- *settlements under specific target financing - annually as at December 31 of the reporting year;*
- *intra-organizational settlements – at least once a quarter;*
- *settlements with employees, advance holders - annually as at December 31 of the reporting year;*
- *provisions for contingent obligations, for devaluation of investments in securities, for devaluation of tangible items - annually as at December 31 of the reporting year.*

In order to perform stock-taking of property and liabilities of the Organization standing inventory commissions are established in the Directorate and regional subsidiaries management of the Organization with personal membership to be approved by:
for the Directorate the Organization – by the General Director;
for a regional subsidiary – by the subsidiary's director.

Arrangements for preparation and conduct of stock-taking of the property and obligations of the Organization is determined by the Guidelines for stock-taking of assets and liabilities and for measures to ensure preservation of assets.

1.5 Procedure of preparation of accounting reports
Accounting reports of the Organization are prepared according to the guidelines and at the dates set forth by the Federal Law #129-FZ of November 21, 1996 On accounting stipulating book-keeping and accounting procedures.

Accounting reports of the Organization shall be composed by the General accounting office of the Directorate of the Organization based on the generalized composite information regarding assets, liabilities and results of operations taking into account information provided by the accounting offices of regional subsidiaries.

Forms developed by the Organization taking into account recommendations laid down in appropriate guidelines shall be used in the process of drawing up the accounting reports.

Internal forms of accounting, as well as specific schedule to submit them are shown in the internal guidelines on the drawing up of the Organization's accounting reports.

1.6 Working chart of accounts of the Organization
A unified single working chart of accounts to be mandatory applied by all staff members of the specialized accounting unit shall be used in the accounting system of the Organization (Annex 1).

2. PRACTICAL ISSUES of ACCOUNTING POLICIES
2.1 Accounting for intangible assets
The amounts of depreciation charges on the intangible items are determined monthly based on the norms calculated on the basis of their original cost and useful service periods by the straight-line method.

Expected span of useful life of intangible assets shall be determined upon posting them on accounts by a specially set up commission and approved by the General Director.

The cost of an intangible asset is written down through accrued amortization charged to account 05 Amortization of intangible assets.

Accounting rules for intangible items are set forth in Guidelines for intangible asset accounting.

2.2 Fixed asset accounting
No revaluation of fixed assets shall be performed in 2003.

Depreciation charges of fixed assets are calculated by a straight-line method based on the their original or present (replacement) value (if revaluation took place) and depreciation norm, given the useful service period of the fixed asset in question.

Useful service periods of a group of similar items of fixed assets are defined by a specially established and shall be approved the General Director of the Organization.

Regarding the acquired fixed assets previously in use depreciation rates are defined given the duration of actual usage the asset and expected useful service period of the asset in the Organization.

Items of fixed assets valued at less than RUR10,000 (inclusive) per unit, as well as books, brochures, and suchlike publications acquired as of January 1, 2002 are written off as production expenses (purchase expenses) as they are put into usage or production applying account 02 Fixed asset depreciation.

Capital construction facilities in provisional operation prior to their putting in normal permanent service, and real estate items, where documentation are missing certifying state registration of real estate in cases provided for by the applicable legislation, shall be depreciated as of the first day of the month following the month the actual usage started.

An accelerated depreciation rate is applied to assets received under lease contracts, specified by the relevant contract, but not greater than 3.

Expenses on all types of repair are included into the costs of the period where they were incurred. No provisions for deferred repair costs are made.

Accounting rules for fixed asset items are set in Guidelines for fixed asset accounting and Guidelines for capital construction accounting.

2.3 Inventory accounting
The actual cost of inventories for the purpose of accounting in the Organization is formed using account 15 Procurement and acquisition of tangible items and account 16 Deviations in the cost of tangible items.

Accounting for inventories in accounts 10 Materials and 14 Goods is based on accounting prices.

Inventories (raw and other materials, goods) are accepted for accounting purposes at the accounting value, by which the following is meant:

- *the price of the seller according to supply (sale-purchase) contract, if inventories are purchased for a price;*
- *the actual production costs, if an inventory item was produced in the Organization;*
- *a money valuation agreed by the founders (members) of the Organization taking into account requirements of the Law on Joint-Stock Companies, if an inventory item was contributed into the charter (contribution) capital;*
- *present market value at the date of making an entry into the book, if an inventory item was received according to a deed of gift (free of charge), and left after retirement of fixed assets and other property;*
- *the value of assets transferred or to be transferred to the Organization pursuant to contracts stipulating non-monetary contribution (payment) in respect of obligations;*

Transportation and procurement expenses (TPE) and expenses to render materials to condition when they are usable in the Organization's purposes, shall be posted in accounting books in account 16 Deviations in the cost of tangible items regardless of the share of TPE or magnitude of deviations to the accounting value of the material;

Expenses of procurement and transportation of goods intended for sale through wholesale and retail channels up to the Organization's warehouses are included in handling expenses.

Manufactures products are posted at actual manufacturing cost without using account 40 Output of products (works, services).

Valuation of retiring inventory items is made in the following manner:
The following assets are valued at the average costs:

- *raw materials:*
- *other materials;*
- *finished products;*
- *goods for resale;*

At the unit cost:

- *precious metals.*

Accounting of inventories is regulated by Guidelines on inventory accounting.

2.4 Translation into roubles of values of assets and liabilities expressed in foreign currency.
Translation of the values of petty cash amounts in the cashier office of the Organization, balances of accounts with credit organizations, money and payment documents, short-term securities, amounts of settlements with legal entities and natural persons (including borrowing), balances of specific target financing funds, received from the budget or from foreign sources in the framework of programs of technical assistance to the Russian Federation or other assistance programs pursuant to concluded agreements (contracts), expressed in terms of foreign currency into rouble amounts is made at the date of foreign currency transaction, and at the date of accounting data reporting.

2.5 Revenue posting procedure

For the accounting purposes ordinary activities of the Organization are divided into core and non-core activities.

By core activities are meant those directly related to telecommunication service provision. All other activities are deemed non-core.

The following operations are recognized as ordinary activities:

Core activities:

- ***urban telephone service:***
- ***provision of access to urban telephone networks,***
- ***provision of a local telephone connection (local call) to subscribers of fixed line service in urban areas (provision of a subscriber line for use in urban areas, carrying local traffic),***
- ***provision of a local connection initiated from an urban pay-phone,***
- ***provision for use of tie-lines and dedicated lines;***
- ***other services offered by urban telephone networks (connection, contract re-execution/assignment, etc.).***
- ***rural telecommunications service:***
- ***provision of access to rural telephone networks,***
- ***provision of a local telephone connection (local call) to subscribers of fixed line service in rural areas (provision of a subscriber line for use in rural areas, carrying local traffic),***
- ***provision of a local connection initiated from a rural pay-phone,***
- ***provision for use of tie-lines and dedicated lines,***
- ***other services offered by urban telephone networks (connection, contract re-execution/assignment, etc.).***
- ***domestic long-distance and international telephone service:***
- ***establishing a long-distance telephone connection,***
- ***provision of a long-distance telephone call using a pay-phone,***
- ***establishing an international telephone connection,***
- ***provision of an international telephone call using a pay-phone,***
- ***provision of domestic long-distance and international circuits,***
- ***other domestic long-distance and international telecommunications services (conference calls, general maintenance, etc.);***
- ***document transmission:***
- ***internal telegrams,***
- ***international telegrams,***
- ***provision of telegraph channels;***
- ***dedicated subscriber telegraphing,***
- ***data transmission,***
- ***telematic services,***
- ***newspaper page transmission,***
- ***other document transmission services***
- ***wireless services;***
- ***sound program broadcasting;***
- ***TV service***
- ***wireline multicast***
- ***provision of wireline subscriber access point for sound multicast,***
- ***provision of access to wireline multicast network,***
- ***other wireline multicast services.***

non-core activities

- ***provision of the Organization's assets for lease;***

- *transportation services;*
- *manufacturing of telecommunications products;*
- *trading services;*
- *catering services;*
- *construction services;*
- *information and computing services;*
- *publishing services (publishing of directories, newspapers);*
- *information provision services;*
- *intermediary services (agency, commission);*
- *services to provide access to electric power sources;*
- *education services;*
- *security guard services;*
- *intermediary services;*
- *general public services;*
- *recuperation facility services;*
- *advertising activity;*
- *other activities meeting the above criteria.*

Note: The Organization compiles the list of non-core activities on its own.

Revenues other than generated by core activity are deemed other revenues.

Accounting procedures are laid down in Guidelines for revenue accounting.

2.6 Expense posting procedure

For expense accounting purposes ordinary activities (operations) of the Organization are divided into core activities and non-core activities.

Separate cost accounting according to types of services, works and manufactured products which are items of calculation is implemented in the Organization.

In order to allocate expenses for the core activity types across calculation items in the Organization a technique of production process expense accounting is implemented.

A production process is a uniquely identified activity (series of operations or a combination of functions and tasks) unlimited in terms of duration and giving a discernable result.

In order to allocate expenses across calculation items processes are divided into main production processes, auxiliary production processes and joint processes.

Main production processes are those intended directly for telecommunications service provision.

Auxiliary processes are required for fulfillment of main and joint production processes, and related connected indirectly to telecommunications service provision.

Joint production processes are required for fulfillment of main production processes but not connected to telecommunications services provision.

Actual real production data of the Organization is the basis for allocation of expenses. These actual performance parameters are specified in Expense accounting guidelines.

All expenses related to core activities are deemed indirect expenses, i.e. allocated across the calculation items, and are accounted for in the context of production processes.

Core activity expenses are posted to account 30 Main production processes, and account 31 Auxiliary production processes.

Expenses related to non-core activity are charged to account 23 Auxiliary processes, account 29 Production facilitating processes and sites, and account 44 Sales expenses in the context of activity types.

A full cost calculation and costing shall be performed for services rendered, performed works, manufactured products without specifying administrative and commercial expenses.

Costing of joint production processes is posted to account 32 Joint production processes.

Costs and expenses accumulated on account 31 Auxiliary production processes are allocated between main and joint production processes on accounts 30 Main production processes and 32 Joint production processes based on the data about allocation bases provided by operation units of the Organization at the end of an accounting period.

Expenses accumulated on account 30 Main production processes are allocated to account 20 Main production according to calculation items (services) based on the data on the allocation bases provided by operation units at the end of an accounting period, and to account 33 Equipment operation costs according to the equipment types of an conventional digital network, the data being provided by engineering departments annually. Allocation of costs and expenses across equipment types is effected in accordance with calculated data provided by technical departments, regarding shares of specific equipment type utilization in the main production processes.

Expenses accumulated on account 33 Equipment operation costs are allocated to account 20 Main production according to data on calculation items (services) based on the data provided by technical departments on the capacity and duration of usage of each equipment type in rendering specific service calculated at each year start or in case of significant changes in telecommunications network topography.

For the purpose of costing services, works, products of non-core activities actual expenses for services rendered, performed works and manufactured products delivered to warehouse, accumulated on accounts 23 Auxiliary production and 29 Production facilitating processes and sites are posted to account 43 Finished products (in case of finished product output), to relevant production process accounts (in the case of service rendering or performance of works for core activities), or to account 90 Sales, sub-account 90-04 Costs of sales for non-core activities (in case of wayside service rendering or performance of works).

Expenses allocated to account 32 Joint production processes are posted at the end of an reporting period to account 20 Main production, and account 29 Production facilitating processes and sites across the calculation items (services, works, products) pro rata to the amounts of expenses posted to the appropriate account.

Expenses for telecommunications services rendered, accumulated by service type on account 20 Main production are posted in full at the end of a reporting period to account 90 Sales sub-account 90-02 Cost of sales (core activities) with breakdown by calculation items (services).

Accounting and cost calculation and allocation for products (works, services) of non-core activities shall be determined by the Organization independently according to recommendations of industry regulations governing these issues in those industries to which the specific activity type belongs.

2.7 Deferred expenses accounting

Deferred expenses are expenses recognized in the reporting period but which cannot be included in the costs of sold services, works, products of this period, e.g.:

- *expenses incurred in introducing new production or product types before any sale of them is made;*
- *expenses on vacation payments in respect of future periods;*
- *license purchasing expense;*
- *property insurance expenses;*
- *expenses related to procurements of software and databases according to sale-purchase contracts or swap agreements, if the assets in question do not meet intangible asset conditions;*
- *other.*

Deferred expenses are written down evenly through relevant sources to cover expenses in the period to which they are allocated. If it is proved impossible to define the period in which the deferred incurred expenses should be written off, the period shall be determined by a special commission and approved by an order of the General Director.

Deferred expenses accounting provisions are laid down in Expense accounting guidelines.

2.8 Settlement accounting

Settlement through non-monetary funds shall be posted separately using account 76.15.

The Organization shall transfer long-term indebtedness (accounts payable and receivable) to short-time debt items at the moment when pursuant to terms and conditions of relevant agreements 365 days are left before the debt falls due.

Accounting for credits and loans received.

The Organization shall transfer the long-term indebtedness on outstanding credits and loans to short-term debt (into relevant sub-account of account 66 Settlements under short-term credits and loans) at the moment when according to the terms of the credit and/or loan agreement 365 days are left before repayment of the principal.

If the Organization is granted a loan under an agreement which provides for a regular repayment by installments of the loan amount, as 365 days are left before a repayment of the falling due part of the loan, the amount falling due in 365 days will be transferred to short-term debt items into relevant sub-account of account 66 Settlements under short-term credits and loans.

In the event that a short-term loan agreement is extended or the due date of repayment of a short-term part of a long-term loan is put off in such a way that the maturity of the loan or the said part of it is over 365 days, the debt amount shall be transferred from short-term liabilities to long-term liabilities (to the relevant sub-account of account 67 Settlements under long-term credits and loans.

Payables due to creditors including that on issued (sold) debt instruments shall be entered into operating expenses account of the reporting period when the expenses were charged pursuant to terms and conditions of the relevant contract (securities issue).

Additional expenses related to received credits and loans, placement of debt instruments are posted to operating expenses of the period when the said expenses were incurred.

Accounting for loans and credits is described in Loan and credit accounting guidelines.

2.10 Internal intra-corporate settlement arrangements and submitting information by separate units.
In order to arrange internal settlements inside the Organization in The Organization account 79 Intra-corporate settlements shall be used.

All financial and business transactions conducted between units of the Organization are conducted pursuant to notice (letter of advice) through the upper management level. Transactions between structural units of the Organization shall be conducted through relevant regional subsidiaries. Transactions between regional subsidiaries shall be conducted via the Directorate of the Organization. Exempted from this rule are transactions for supply of units with tangible items if the organization chart of the relevant regional subsidiary provides for a specific procurement department. In the latter case transactions for transfer of tangible items shall be conducted directly between the specific procurement department and other units.

Intra-corporate transactions and arrangements for their completion are regulated by an internal document – intra-corporate settlement accounting guidelines.

2.11 Arrangements for creation of specific target funds.
The Organization shall not create funds at the expense of its disposable profit unless creation of such funds is stipulated by foundation documents.

In the latter case arrangements for creation of such reserves are laid down based on a resolution of a general meeting of shareholders taking into account provisions of the Law on Joint-Stock Companies.

Accounting and appropriation of the undistributed profit are described in Capital accounting guidelines.

2.12 Built-up and appropriation of reserves
The Organization shall establish the following reserves:
- *provisions to cover devaluation of investment in securities;*
- *doubtful debt provisions (quarterly);*
- *provisions to cover devaluation of tangible items (as at the end of a reporting year);*
- *contingent liabilities provisions.*

Amount of provisions is set as a mean of an interval, the estimate being the mean of the maximum and minimum of the interval values.

Arrangements for formation of reserves are laid down by reserve formation guidelines.

2.13 State aid accounting (in respect of budget allocated funds).
Funds allocated from the state budget (subsidies, transfers from budget) are accepted for accounting purposes as the funds or non-monetary resources are actually received.

Arrangements for budget allocated fund accounting are laid down by target financing accounting guidelines.

2.14 Financial investment accounting
For the accounting purposes financial investments are distinguished by investment type and maturity.

Upon sale or other retirement including redemption of securities valuation of issued securities shall be made at the initial purchase price (FIFO), redeemed debt instruments not issued for circulation are valued at the actual price.

By term to maturity financial investments are divided into:

- *long-term – those investments made with the intention to receive income on them for over 12 months from the accounting date, unless they mature after less than 12 months from the reporting date;*
- *short-term;*
- *investments made without intention to receive income on them for over 12 months;*
- *investments with maturity within 12 months from the reporting date;*
- *securities acquired solely for resale, regardless of their term to maturity.*

Long-term investments shall be reclassified as short-term ones:

- *in the event that initial intention to receive income within following 12 months is changed;*
- *if term to maturity becomes less than 12 months from the reporting date;*

Short-term financial investments maturing after over 12 months from the reporting date shall be treated as long-term ones (and be posted on the relevant sub-account) if the initial intention to receive income on them for not more than 12 months is changed.

Determination of the investment class (long- or short-term) shall be made by an expert (unit) appointed by an order of the General Director and stated in a document to be submitted to the chief accountant office according to the form specified by the Organization.

As far as debt instruments are concerned the difference between the actual acquisition cost of securities and par value is not posted to financial results.

Financial investment accounting is regulated by Financial investment accounting guidelines.

2.14 R&D accounting
Straight line method is employed to write-down R&D expenses.

Term for implementing results of R&D is set at 3 years.

BALANCE SHEET

(According to the Russian Accounting Standards)

			Codes
		Form 1 by OKUD	0710001
As of **June 30, 2003**		Date (year, month, day)	
Organization	**Joint-Stock Central Telecommunication Company**	By OKPO	01140111
Taxpayer Identification Number		INN	5000000970
Business activity	**telecommunications services**	By OKDP	6400
Legal status / form of ownership	**Mixed ownership**	By OKOPF/OKFS	48/30
Unit	**Russian roubles (RUR) in thousands (RUR'000)**	by OKEI	

ASSETS	**Line code**	**As at the reporting period start**	**As at the reporting period end**
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05)	110	297	52
patents, licenses, trademarks (brand names), other similar rights and assets	111	297	52
organizational expenses	112	-	-
business standing of the Company (goodwill)	113	-	-
Fixed assets (01, 02, 03)	120	17,549,250	18,208,697
land and natural resources utilization facilities	121	1,942	2,617
property, plant and equipment	122	16,330,466	16,949,792
Incomplete construction facilities (construction in progress) (07, 08, 16, 61)	130	1,878,032	2,647,702
Income yielding property investment (03)	135	1,892	1,874
property for lease	136	-	20
property to be provided under hire contracts	137	1,892	1,854
Long-term financial investment (06,82)	140	123,959	123,847
investment in daughter companies	141	91,616	91,161
investment in subsidiaries/affiliates	142	10,843	7,630
investment in other organizations	143	304	3,996
loans granted to organizations for a term of over 12 months	144	-	-
other long-term financial investments	145	21,196	21,060
Other non-current assets	150	-	10,178
TOTAL on Section I	190	19,553,430	20,992,350
II. CURRENT ASSETS			
Inventories	210	647,308	819,227
raw materials, auxiliary and other suchlike assets (10,12,13,16)	211	485,581	560,626
cattle/livestock kept for feeding (11)	212	7	7
expenses on unfinished products (in circulation overheads) (20, 21, 23, 29, 30, 36, 44)	213	252	3,997
finished products and goods for resale	214	38,416	41,532
shipped products (45)	215	200	210
prepaid expenses (31)	216	122,852	212,855
other inventory and expenses	217	-	-
VAT on acquired valuable items (19)	220	789,585	900,238
Accounts receivable (with payment expected not later than 12 months after the date of reporting)	230	42,568	49,427
customers and buyers (62, 76, 82)	231	-	-
notes receivable (62)	232	-	-
debt of subsidiaries and affiliates (78)	233	-	-
advance payments made (31)	234	26,213	28,172
other receivables	235	16,355	21,255
Accounts receivable (with payment expected within 12 months after the date of reporting)	240	1,998,686	2,860,276
customers and buyers (62, 76, 82)	241	1,258,945	1,562,942
notes receivable (62)	242	386	150
debt of subsidiaries and affiliates (78)	243	-	-
overdue unpaid contributions of shareholders (founders) into the Charter	244	-	-

2.7 Deferred expenses accounting

Deferred expenses are expenses recognized in the reporting period but which cannot be included in the costs of sold services, works, products of this period, e.g.:

- ***expenses incurred in introducing new production or product types before any sale of them is made;***
- ***expenses on vacation payments in respect of future periods;***
- ***license purchasing expense;***
- ***property insurance expenses;***
- ***expenses related to procurements of software and databases according to sale-purchase contracts or swap agreements, if the assets in question do not meet intangible asset conditions;***
- ***other.***

Deferred expenses are written down evenly through relevant sources to cover expenses in the period to which they are allocated. If it is proved impossible to define the period in which the deferred incurred expenses should be written off, the period shall be determined by a special commission and approved by an order of the General Director.

Deferred expenses accounting provisions are laid down in Expense accounting guidelines.

2.8 Settlement accounting

Settlement through non-monetary funds shall be posted separately using account 76.15.

The Organization shall transfer long-term indebtedness (accounts payable and receivable) to short-time debt items at the moment when pursuant to terms and conditions of relevant agreements 365 days are left before the debt falls due.

Accounting for credits and loans received.

The Organization shall transfer the long-term indebtedness on outstanding credits and loans to short-term debt (into relevant sub-account of account 66 Settlements under short-term credits and loans) at the moment when according to the terms of the credit and/or loan agreement 365 days are left before repayment of the principal.

If the Organization is granted a loan under an agreement which provides for a regular repayment by installments of the loan amount, as 365 days are left before a repayment of the falling due part of the loan, the amount falling due in 365 days will be transferred to short-term debt items into relevant sub-account of account 66 Settlements under short-term credits and loans.

In the event that a short-term loan agreement is extended or the due date of repayment of a short-term part of a long-term loan is put off in such a way that the maturity of the loan or the said part of it is over 365 days, the debt amount shall be transferred from short-term liabilities to long-term liabilities (to the relevant sub-account of account 67 Settlements under long-term credits and loans.

Payables due to creditors including that on issued (sold) debt instruments shall be entered into operating expenses account of the reporting period when the expenses were charged pursuant to terms and conditions of the relevant contract (securities issue).

Additional expenses related to received credits and loans, placement of debt instruments are posted to operating expenses of the period when the said expenses were incurred.

Accounting for loans and credits is described in Loan and credit accounting guidelines.

2.10 Internal intra-corporate settlement arrangements and submitting information by separate units.
In order to arrange internal settlements inside the Organization in The Organization account 79 Intra-corporate settlements shall be used.

All financial and business transactions conducted between units of the Organization are conducted pursuant to notice (letter of advice) through the upper management level. Transactions between structural units of the Organization shall be conducted through relevant regional subsidiaries. Transactions between regional subsidiaries shall be conducted via the Directorate of the Organization. Exempted from this rule are transactions for supply of units with tangible items if the organization chart of the relevant regional subsidiary provides for a specific procurement department. In the latter case transactions for transfer of tangible items shall be conducted directly between the specific procurement department and other units.

Intra-corporate transactions and arrangements for their completion are regulated by an internal document – intra-corporate settlement accounting guidelines.

2.11 Arrangements for creation of specific target funds.
The Organization shall not create funds at the expense of its disposable profit unless creation of such funds is stipulated by foundation documents.

In the latter case arrangements for creation of such reserves are laid down based on a resolution of a general meeting of shareholders taking into account provisions of the Law on Joint-Stock Companies.

Accounting and appropriation of the undistributed profit are described in Capital accounting guidelines.

2.12 Built-up and appropriation of reserves
The Organization shall establish the following reserves:
- *provisions to cover devaluation of investment in securities;*
- *doubtful debt provisions (quarterly);*
- *provisions to cover devaluation of tangible items (as at the end of a reporting year);*
- *contingent liabilities provisions.*

Amount of provisions is set as a mean of an interval, the estimate being the mean of the maximum and minimum of the interval values.

Arrangements for formation of reserves are laid down by reserve formation guidelines.

2.13 State aid accounting (in respect of budget allocated funds).
Funds allocated from the state budget (subsidies, transfers from budget) are accepted for accounting purposes as the funds or non-monetary resources are actually received.

Arrangements for budget allocated fund accounting are laid down by target financing accounting guidelines.

2.14 Financial investment accounting
For the accounting purposes financial investments are distinguished by investment type and maturity.

Upon sale or other retirement including redemption of securities valuation of issued securities shall be made at the initial purchase price (FIFO), redeemed debt instruments not issued for circulation are valued at the actual price.

By term to maturity financial investments are divided into:

- *long-term – those investments made with the intention to receive income on them for over 12 months from the accounting date, unless they mature after less than 12 months from the reporting date;*
- *short-term;*
- *investments made without intention to receive income on them for over 12 months;*
- *investments with maturity within 12 months from the reporting date;*
- *securities acquired solely for resale, regardless of their term to maturity.*

Long-term investments shall be reclassified as short-term ones:

- *in the event that initial intention to receive income within following 12 months is changed;*
- *if term to maturity becomes less than 12 months from the reporting date;*

Short-term financial investments maturing after over 12 months from the reporting date shall be treated as long-term ones (and be posted on the relevant sub-account) if the initial intention to receive income on them for not more than 12 months is changed.

Determination of the investment class (long- or short-term) shall be made by an expert (unit) appointed by an order of the General Director and stated in a document to be submitted to the chief accountant office according to the form specified by the Organization.

As far as debt instruments are concerned the difference between the actual acquisition cost of securities and par value is not posted to financial results.

Financial investment accounting is regulated by Financial investment accounting guidelines.

2.14 R&D accounting

Straight line method is employed to write-down R&D expenses.

Term for implementing results of R&D is set at 3 years.

BALANCE SHEET

(According to the Russian Accounting Standards)

			Codes
		Form 1 by OKUD	0710001
As of **June 30, 2003**		Date (year, month, day)	
Organization	**Joint-Stock Central Telecommunication Company**	By OKPO	01140111
Taxpayer Identification Number		INN	5000000970
Business activity	**telecommunications services**	By OKDP	6400
Legal status / form of ownership	**Mixed ownership**	By OKOPF/OKFS	48/30
Unit	**Russian roubles (RUR) in thousands (RUR'000)**	by OKEI	

ASSETS	**Line code**	**As at the reporting period start**	**As at the reporting period end**
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05)	110	297	52
patents, licenses, trademarks (brand names), other similar rights and assets	111	297	52
organizational expenses	112	-	-
business standing of the Company (goodwill)	113	-	-
Fixed assets (01, 02, 03)	120	17,549,250	18,208,697
land and natural resources utilization facilities	121	1,942	2,617
property, plant and equipment	122	16,330,466	16,949,792
Incomplete construction facilities (construction in progress) (07, 08, 16, 61)	130	1,878,032	2,647,702
Income yielding property investment (03)	135	1,892	1,874
property for lease	136	-	20
property to be provided under hire contracts	137	1,892	1,854
Long-term financial investment (06,82)	140	123,959	123,847
investment in daughter companies	141	91,616	91,161
investment in subsidiaries/affiliates	142	10,843	7,630
investment in other organizations	143	304	3,996
loans granted to organizations for a term of over 12 months	144	-	-
other long-term financial investments	145	21,196	21,060
Other non-current assets	150	-	10,178
TOTAL on Section I	190	19,553,430	20,992,350
II. CURRENT ASSETS			
Inventories	210	647,308	819,227
raw materials, auxiliary and other suchlike assets (10,12,13,16)	211	485,581	560,626
cattle/livestock kept for feeding (11)	212	7	7
expenses on unfinished products (in circulation overheads) (20, 21, 23, 29, 30, 36, 44)	213	252	3,997
finished products and goods for resale	214	38,416	41,532
shipped products (45)	215	200	210
prepaid expenses (31)	216	122,852	212,855
other inventory and expenses	217	-	-
VAT on acquired valuable items (19)	220	789,585	900,238
Accounts receivable (with payment expected not later than 12 months after the date of reporting)	230	42,568	49,427
customers and buyers (62, 76, 82)	231	-	-
notes receivable (62)	232	-	-
debt of subsidiaries and affiliates (78)	233	-	-
advance payments made (31)	234	26,213	28,172
other receivables	235	16,355	21,255
Accounts receivable (with payment expected within 12 months after the date of reporting)	240	1,998,686	2,860,276
customers and buyers (62, 76, 82)	241	1,258,945	1,562,942
notes receivable (62)	242	386	150
debt of subsidiaries and affiliates (78)	243	-	-
overdue unpaid contributions of shareholders (founders) into the Charter	244	-	-

(legal) capital (75)			
advance payments made (61)	245	425,655	798,317
other receivables	246	313,700	498,867
Short-term financial investment (56, 58, 82)	250	16,110	17,428
loans granted to organizations for a term less than 12 months	251	-	-
shares of the Company repurchased from shareholders	252	-	-
other short-term financial investment	253	-	-
Cash and cash equivalents	260	290,058	675,186
cash funds (50)	261	11,378	15,344
accounts current (51)	262	239,439	604,543
currency accounts (52)	263	13,410	1,337
other cash (55, 56, 57)	264	25,831	53,962
Other current assets	270	-	-
Total for Section II	290	3,784,315	5,321,782
GRAND TOTAL (sum of lines 190 and 290)	300	23,337,745	26,314,132

LIABILITIES	Line code	As at the reporting period start	As at the reporting period end
1	2	3	4
III. CAPITAL AND RESERVES			
Charter (legal) capital (85)	410	631,200	631,200
Additional capital (87)	420	6,405,534	6,363,337
Reserves (86)	430	27,838	31,560
reserves allocated pursuant to effective legislation	431	27,838	31,560
reserves formed according to founding documents (charter)	432	-	-
Social fund (88)	440	-	-
Specific target financing and receipts (96)	450	-	-
Retained profit of previous years (88)	460	6,986,003	6,764,476
Not-covered loss of previous years (88)	465	-	-
Retained profit of the reporting period (88)	470	-	813,268
Not-covered loss of the reporting year (88)	475	-	-
TOTAL for Section III	490	14,050,575	14,603,841
IV. LONG-TERM LIABILITIES			
Loans and credits(92, 95)	510	1,944,461	2,071,904
bank credits to be repaid in over 12 months from the reporting date	511	981,013	1,129,765
loans to be repaid in over 12 months from the reporting date	512	963,448	942,139
Other long-term liabilities	520	1,323,357	1,351,993
TOTAL for Section IV	590	3,267,818	3,423,897
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	2,398,253	3,938,390
bank credits with maturity within 12 months after the reporting date	611	1,654,894	3,226,933
loans to be repaid within 12 months after the reporting date	612	743,359	711,457
Accounts payable	620	3,198,754	3,622,336
suppliers and contractors (60, 76)	621	1,664,699	1,820,959
notes payable (60)	622	37,025	16,101
debt to subsidiaries and affiliates (78)	623	-	-
debt to employees (70)	624	135,470	196,524
debt to state off-budget funds (69)	625	73,684	121,408
debt to budget (68)	626	435,283	587,612
advance payments received (64)	627	454,186	410,483
other payables	628	398,407	469,249
Overdue income payments to shareholders (founders) (75)	630	31,074	280,244
Income of future periods (83)	640	391,271	445,424
Provisions for future expenses (89)	650	-	-
Other short-term liabilities	660	-	-
TOTAL for Section V	690	6,019,352	8,286,394
GRAND TOTAL (sum of lines 490, 590, and 690)	**700**	23,337,745	26,314,132

SUMMARY
VALUABLE ITEMS RECORDED IN OFF-BALANCE SHEET ACCOUNTS

Description	Line code	As at the reporting period start	As at the reporting period end
1	2	3	4
Leased fixed assets (001)	910	1,071,320	1,156,936
including leasing	911	800,647	807,987
Goods and other tangibles accepted for safe custody (002)	920	7,418	9,115
Equipment to be installed	922	29,247	41,568
Goods accepted on commission (004)	930	15	10
Debt of insolvent debtors written off as a loss (007)	940	241,361	246,391
Security/collateral of liabilities and payments, received (008)	950	1,296,451	1,296,728
Security/collateral of liabilities and payments, granted (008)	960	3,938,941	5,132,413
Depreciation of housing facilities	970	24,468	22,362
Depreciation of external building/land improvement and other similar facilities (015)	980	831	1,672
Forms of reporting under strict control and accountability	990	31,473	23,733
Leased out fixed assets	991	27,660	96,317
Tools and appliances	992	182,987	198,768
Devices designed for payments in respect of telecommunications services	993	12,477	37,363

PROFIT and LOSS ACCOUNT
(According to the Russian Accounting Standards)

			Codes
		Form 2 by OKUD	0710002
As at **June 30, 2003**		Date (year, month, day)	
Organization	**Joint-Stock Central Telecommunication Company**	By OKPO	01140111
Taxpayer Identification Number		INN	5000000970
Business activity	**Provision of telecommunications services**	By OKDP	6400
Legal status / form of ownership	**Mixed ownership**	By OKOPF/OKFS	48/30
Unit	**Russian roubles (RUR) in thousands (RUR'000)**	by OKEI	

On shipment basis

Description	Line code	Over the reporting period	Over the same period previous year
1	2	3	4
I. Ordinary activity revenues and expenses			
Net revenues from sale of goods, products, services (less VAT, excise duties and other mandatory payments).	10	9,314,811	7,517,112
including sales of telecommunications services	11	9,164,322	7,346,728
Costs of sales of goods, products, services, works	20	(6,886,157)	(5,604,677)
including costs of telecommunications services	21	6,784,461	5,489,155
Gross profit	29	2,428,654	1,912,435
Selling expenses	30	-	-
General and administrative expenses	40	-	-
Profit (loss) from sales (line 010 less lines 020, 030, and 040)	50	2,428,654	1,912,435
II. Operating income and expenses			
Interest receivable	60	1,977	971
Interest payable	70	(360,791)	(243,160)
Income from participation in other organizations	80	98	48
Other operating income	90	652,066	329,110
Other operating expenses	100	(1,175,563)	(873,158)
III. Non-operating income and expenses			
Non-sales income	120	205,695	72,378
Non-sales expenses	130	(563,338)	(568,093)
Profit (loss) before tax (sum of lines 050, 060 080, 090, and 120 less lines 070, 100, and 130)	140	1,188,798	630,531
Profit tax and other similar mandatory payments	150	(372,179)	(219,401)
Operating profit (loss)	160	816,619	411,130
IV. Extraordinary income and expenses			
Extraordinary income	170	1,327	-
Extraordinary expenses	180	(4,678)	(16)
Net profit (undistributed profit (loss) of the reported period (lines 160 and 170 less line 180)	190	813,268	411,114

Explanation of some profit and loss items

Description	Line code	Over the reported period		Over the same period previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, late payment charges, and claims amounts either accepted or for recovery of which a court ruling (an arbitration court ruling) was handed down.	210	8,792	(8,629)	11,402	(5,851)
Profit (loss) of previous years	220	9,399	(38,207)	15,826	(20,029)
Indemnity of losses incurred due to non-performance or improper performance of duties	230	1,748	(329)	7,086	(620)
Foreign currency translation adjustments	240	134,008	(155,924)	13,567	(198,629)
Reduction in inventory cost as at the end of the reported period	250	-	-	-	-
Written-off accounts receivable and payable for recovery of which law suits cannot be filed due to expiry of the limitation.	260	422	(394)	1,228	(5,308)